Form 10-K405, Exhibit 13
LIQUI BOX CORP
filed 1995-03-31
CIK 216430

Exhibit (13)         1994 ANNUAL REPORT TO SHAREHOLDERS

                              FINANCIAL HIGHLIGHTS


For the Five Fiscal Years Ended December 31, 1994 (In thousands of dollars, except for per share data)

SELECTED INCOME STATEMENT DATA (1)1994            1993            1992            1991            1990
Net Sales                       $147,772        $130,081        $116,117        $107,790        $113,130
Income Before Taxes               22,246          21,594          18,848          16,421          16,386
Taxes on Income                    8,919           8,657           7,598           6,790           6,510
Net Income                        13,327          12,937          11,250           9,631           9,876
Earnings Per Share (2)
    Primary                        $2.06           $2.00           $1.73           $1.48           $1.46
    Fully Diluted                  $2.06           $1.99           $1.73           $1.48           $1.46

SELECTED BALANCE SHEET DATA (1)
Current Assets                   $47,848         $44,341         $36,771         $27,189         $25,283
Current Liabilities               14,672          19,452          10,384          12,104           8,261
Working Capital                   33,176          24,889          26,387          15,085          17,022
Total Assets                      89,185          86,072          68,657          63,512          64,223
Long-term Obligations                                 55             105             666          10,404
Stockholders' Equity              73,683          65,210          55,972          47,740          42,130
Cash Dividends Per Share (2)        $.40            $.39            $.35            $.33            $.33
Book Value Per Share (2)          $11.76          $10.25           $8.77           $7.45           $6.47

    (1) See Note 8 to Consolidated Financial Statements: Acquisitions
    (2) See Note 1 to Consolidated Financial Statements: Per Share Data


                             DATA PER COMMON SHARE


The reported low and high closing prices on the NASDAQ National Market as reported by the National Quotation Bureau, Inc. and cash dividends per share were as follows: (See Note 1 to Consolidated Financial Statements: Per Share
Data)


                               1994                         1993                             1992
                                     Cash                           Cash                              Cash
                                     Dividends                      Dividends                         Dividends
                      Low     High   Per Share    Low       High    Per Share        Low     High     Per Share
First  Quarter       35 1/2   38 1/2  $.10         25 1/2  29 1/2   $.09             21 5/8   28 5/8  $.083
Second Quarter       34       37      $.10         27 1/2  37       $.10             25       28 5/8  $.083
Third Quarter        33 1/2   36 1/2  $.10         34 1/2  38 1/2   $.10             23 1/2   27 1/2  $.090
Fourth Quarter       31 1/2   35 1/4  $.10         36      40       $.10             25 1/2   28 1/2  $.090

As of December 31, 1994, there were 868 holders of record of common shares.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                            1994 COMPARED TO 1993

During 1994, Liqui-Box (the "Company") experienced an increase in sales and net income as compared to 1993. The increase in sales can be attributed to increased domestic unit shipments and increased sales by our European subsidiary, coupled with increased selling prices on most products to offset the dramatic increase in the cost of the Company's prime raw material, plastic resin, experienced in 1994. Many of the resins the Company uses in the manufacture of its products had increased more than 30% by year end.

Gross profit, as a percentage of net sales, was 31.0% in 1994 and 35.0% in 1993. This decrease is the result of higher manufacturing costs at some plants, the cost of moving our Luxembourg facility to our Romiley facility and other plant consolidations along with the effect of higher raw material costs. Also, certain rebate costs on long term sales contracts were much higher in the year than expected. We do not expect many of these trends to continue in 1995.

Selling, administrative and development expenses in 1994 were 15.8% of net sales as compared to 18.2% in 1993. This decrease is the result of increased sales and deliberate control of costs that has continued in 1995.

Research and development costs were $2,151,000 in 1994 and $1,954,000 in 1993. There continues to be increased emphasis throughout the Company in 1995 for new product development. It should be emphasized that this only represents costs directly charged to research and development and does not represent the commitment of all employees of Liqui-Box to improving existing products and processes and to developing new products and processes. Many employees who are not part of the research and development area of the Company spent part of their efforts on developing new products and processes.

At the end of 1994 and 1993, Liqui-Box had no significant backlog of orders, which is industry typical.

Total working capital at year end was $33,176,000 and $24,889,000 in 1994 and 1993, respectively, an increase of $8,287,000. The ratio of current assets to current liabilities was 3.3 to 1 for 1994 and 2.3 to 1 in 1993. Cash used in financing activities was $12,994,000 for 1994 compared to cash provided by financing activities of $4,416,000 for 1993.

Liqui-Box's major commitments for capital expenditures as of December 31, 1994, were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease and tooling for new products. Funds required to fulfill these commitments will be provided from operations.

In 1994 and 1993, the Company made purchases of its outstanding shares for Treasury. The shares were bought at prices considered fair by management and there was cash available for the purchases. The Company felt the purchases were a good investment and would secure shares for future employee benefit plans as well as stock option offerings.

There have been no other significant changes in capitalization during the past three years. During 1991, financing arrangements were made with The Huntington National Bank to provide various credit facilities for a total commitment of $20,000,000. Of these facilities, $1,000,000 was being used as of December 31, 1994. The credit facilities expire on May 1, 1995; however, management intends to renew these facilities.

During 1994, the Company experienced dramatic increases in the cost of plastic resin even though there was no shortage of supply available to the Company. In 1995, it is uncertain what will happen to plastic resin prices. The capacity to produce the major plastic resin type we buy should be greater than the expected demand.

Management feels that inflation did have a material effect on the Company's operations during 1994 due to the dramatic increase in plastic resin cost.

In August 1993, Liqui-Box purchased the assets of the Liquid Packaging Divisions of Sonoco Products Company and its wholly-owned subsidiary Sonoco Limited. The Liquid Packaging Divisions have plants located in Elk Grove, California and Romiley, England. Both of the plants produce bag-in-box packaging that is very similar to the bag-in-box packaging produced by Liqui-Box. This purchase gives Liqui-Box additional domestic capacity and a larger presence in the European market.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                            1993 COMPARED TO 1992

During 1993, Liqui-Box experienced an increase in sales and net income as compared to 1992. The increase in sales can be attributed to increased domestic unit shipments coupled with increased sales by our subsidiaries Inpaco and Alaskan Falls and the purchase of the Liquid Packaging Divisions of Sonoco Products Company and its wholly-owned subsidiary Sonoco Limited in August 1993.

Gross profit as a percentage of net sales was 35.0% in 1993 and 33.6% in 1992. This increase is the result of our continued cost control efforts.

Selling, administrative and development expenses in 1993 were 18.2% of net sales as compared to 17.2% in 1992. This increase is the result of increased development and training efforts to help assure the Company's future growth and an increase in short-term costs in European operations.

Research and development costs were $1,954,000 in 1993 and $1,487,000 in 1992. There is an increased emphasis throughout the Company in 1994 for new product development. It should be emphasized that this only represents costs directly charged to research and development and does not represent the commitment of all employees of Liqui-Box to improving existing products and processes and to developing new products and processes. Many employees who are not part of the research and development area of the Company spent part of their efforts on developing new products and processes.

At the end of 1993 and 1992, Liqui-Box had no significant backlog of orders, which is industry typical.

Total working capital at year end was $24,889,000 and $26,387,000 in 1993 and 1992, respectively, a decrease of $1,498,000. The ratio of current assets to current liabilities was 2.3 to 1 for 1993 and 3.5 to 1 in 1992. Cash provided by financing activities was $4,416,000 for 1993 compared to cash used of $4,337,000 for 1992.

Liqui-Box's major commitments for capital expenditures as of January 1, 1994 were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease and tooling for new products. Funds required to fulfill these commitments will be provided from operations.

In 1993 and 1992, the Company made purchases of its outstanding shares for Treasury. The shares were bought at prices considered fair by management and there was cash available for the purchases. The Company felt the purchases were a good investment and would secure shares for future employee benefit plans as well as stock option offerings.

There have been no other significant changes in capitalization during the past three years. During 1991, financing arrangements were made with The Huntington National Bank to provide various credit facilities for a total commitment of $20,000,000. Of these facilities, $8,000,000 was being used as of January 1, 1994 and the balance was available for general corporate purposes.

During 1993, with adequate supply available, the Company experienced virtually no change in the cost of plastic resin.

Management feels that inflation did not have a material effect on the Company's operations during 1993.

In August 1993, Liqui-Box purchased the assets of the Liquid Packaging Divisions of Sonoco Products Company and its wholly-owned subsidiary Sonoco Limited. The Liquid Packaging Divisions have plants located in Elk Grove, California and Romiley, England. Both of the plants produce bag-in-box packaging that is very similar to the bag-in-box packaging produced by Liqui-Box. This purchase gives Liqui-Box additional domestic capacity and a larger presence in the European market.

                                CONSOLIDATED BALANCE SHEETS

ASSETS                                             December 31, 1994       January 1, 1994
-----------------------------------------------------------------------------------------------------
CURRENT ASSETS
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents                               $  4,341,000            $  6,376,000

Accounts receivable:
        Trade, net of allowance for doubtful accounts
          of $594,000 and $635,000, respectively          15,209,000              13,397,000
         Other                                             1,065,000                 827,000
                                                        ------------            ------------
                                                          16,274,000              14,224,000


Inventories:
         Raw materials and supplies                       13,104,000               9,442,000
         Work in process and finished goods               11,313,000              10,363,000
                                                        ------------            ------------
                                                          24,417,000              19,805,000

Loans to officers and employees                                                       70,000
Other current assets                                       2,816,000               3,866,000
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      47,848,000              44,341,000


-----------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT AT COST (Note 2)
-----------------------------------------------------------------------------------------------------
Buildings and leasehold improvements                       8,243,000               8,289,000
Equipment and vehicles                                    50,314,000              48,547,000
Equipment leased to customers                             16,367,000              15,917,000
Accumulated depreciation and
         amortization (deduction)                        (52,467,000)            (48,138,000)
                                                        ------------            ------------
                                                          22,457,000              24,615,000

Construction in process                                    4,291,000               2,427,000
Land                                                         468,000                 468,000
-----------------------------------------------------------------------------------------------------

                                                          27,216,000              27,510,000

-----------------------------------------------------------------------------------------------------
OTHER ASSETS
-----------------------------------------------------------------------------------------------------
Loans to officers and employees                               76,000                  84,000
Goodwill, net of amortization (Note 8)                    10,723,000              10,903,000
Deferred charges and other assets, net                     3,322,000               3,234,000
-----------------------------------------------------------------------------------------------------
                                                          14,121,000              14,221,000
                                                        ------------            ------------

TOTAL ASSETS                                            $ 89,185,000            $ 86,072,000
                                                        ============            ============

See notes to consolidated financial statements.

                                                     CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY     December 31, 1994           January 1, 1994
------------------------------------------------------------------------------------
CURRENT LIABILITIES
------------------------------------------------------------------------------------

Short-term borrowings                           $1,000,000              $  8,000,000
Accounts payable                                 7,247,000                 4,997,000
Dividends payable                                  627,000                   636,000
Salaries, wages and related liabilities          1,639,000                 1,439,000
Federal, state and local taxes                   1,987,000                 1,194,000
Other accrued liabilities                        2,117,000                 3,136,000
Current obligations under capital lease             55,000                    50,000
------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                       14,672,000                19,452,000

------------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES
------------------------------------------------------------------------------------
Capital lease obligations                                                     55,000
Deferred income taxes                              830,000                 1,355,000


------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (Note 6)
------------------------------------------------------------------------------------
Preferred stock, without par value,
    2,000,000 shares authorized; none issued
Common stock, $.1667 stated value,
    20,000,000 shares authorized,
    7,262,598 shares issued                      1,210,000                 1,210,000
Additional paid-in cash                          4,478,000                 4,305,000
Cumulative translation adjustment                  729,000                  (262,000)
Retained earnings                               88,017,000                77,217,000
Less:
    Treasury stock, at cost - 994,932
      and 902,102 shares at respective dates   (20,751,000)              (17,260,000)
------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                      73,683,000                65,210,000
                                               -----------               -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $89,185,000               $86,072,000
                                               ===========               ===========

                                       CONSOLIDATED STATEMENTS OF INCOME


----------------------------------------------------------------------------------------------------
                                           Fifty-two               Fifty-two               Fifty-two
                                         Weeks Ended             Weeks Ended             Weeks Ended
                                        December 31,              January 1,              January 2,
                                                1994                    1994                    1993
----------------------------------------------------------------------------------------------------
NET SALES                               $147,772,000            $130,081,000            $116,117,000
Cost of Sales                            102,000,000              84,510,000              77,063,000
                                        ------------            ------------            ------------
                                          45,772,000              45,571,000              39,054,000

Selling, administrative and
development expenses                      23,413,000              23,623,000              19,954,000
                                        ------------            ------------            ------------
                                          22,359,000              21,948,000              19,100,000

Interest and dividend income                 160,000                 220,000                 193,000
Interest expense                            (186,000)               (213,000)                (89,000)
Other (expense) income                       (87,000)               (361,000)               (356,000)
                                        ------------            ------------            ------------

INCOME BEFORE INCOME TAXES                22,246,000              21,594,000              18,848,000

Taxes on income (Note 3)                   8,919,000               8,657,000               7,598,000
                                        ------------            ------------            ------------

NET INCOME                              $ 13,327,000            $ 12,937,000            $ 11,250,000
                                        ============            ============            ============

----------------------------------------------------------------------------------------------------

EARNINGS PER SHARE
----------------------------------------------------------------------------------------------------

    Primary                                    $2.06                   $2.00                   $1.73

    Fully diluted                              $2.06                   $1.99                   $1.73

Cash dividends per common share                $ .40                   $ .39                   $ .35


----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON
AND COMMON EQUIVALENT SHARES USED
IN COMPUTING EARNINGS PER SHARE

----------------------------------------------------------------------------------------------------
    Primary                                6,474,628               6,483,849               6,494,640

    Fully dilted                           6,474,628               6,504,894               6,519,891



See notes to consolidated financial statements.

20

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------
                                                          Fifty-two               Fifty-two              Fifty-two
                                                         Weeks Ended             Weeks Ended            Weeks Ended
                                                         December 31,             January 1,             January 2,
                                                        ------------            ------------            ------------
                                                            1994                    1994                   1993
--------------------------------------------------------------------            ------------            ------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------
Net income                                              $ 13,327,000            $ 12,937,000            $ 11,250,000
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization                            6,466,000               6,067,000               6,610,000
  Amortization of other noncurrent assets                  1,114,000                 655,000                 373,000
  Changes in noncurrent deferred
    income tax accounts                                     (525,000)               (841,000)               (806,000)
  Changes in operating assets and liabilities,
    net of effects from acquisitions:
           Increase in accounts receivable                (1,625,000)             (1,764,000)             (1,055,000)
           Increase in inventories                        (4,264,000)             (3,446,000)             (2,116,000)
           (Increase) decrease in other current assets       415,000              (1,700,000)             (  871,000)
           Increase in accounts payable                    2,051,000               1,036,000                 845,000
           Increase (decrease) in salaries, wages
             and related liabilities                         200,000                 301,000                (236,000)
           Decrease in other accrued liabilities            (135,000)               (269,000)             (1,034,000)
                                                        ------------            ------------            ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                 17,024,000              12,976,000              12,960,000

--------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------

Purchase of Inpaco, net of cash acquired                    (200,000)               (276,000)               (128,000)
Purchase of Sonoco                                                               (14,848,000)
Purchase of property, plant and equipment, net            (6,023,000)             (5,367,000)             (2,583,000)
Other changes, net                                            58,000                (102,000)                177,000
                                                        ------------            ------------            ------------

NET CASH USED IN INVESTING ACTIVITIES                     (6,165,000)            (20,593,000)             (2,534,000)

--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------

Acquisition of treasury shares                            (3,795,000)             (1,579,000)               (945,000)
Sale of treasury shares                                      300,000                 488,000                 225,000
Cash dividends                                            (2,527,000)             (2,475,000)             (2,259,000)
Changes in loans to officers and employees                    78,000                  32,000                 (13,000)
Proceeds from short and long-term borrowings                                       8,000,000
Repayment of short and long-term borrowings               (7,000,000)                                     (1,200,000)
Principal payments on capital lease obligations              (50,000)                (50,000)               (145,000)
                                                        ------------            ------------            ------------

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                   (12,994,000)              4,416,000              (4,337,000)

--------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                      100,000                (133,000)               (550,000)
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents          (2,035,000)             (3,334,000)              5,539,000
Cash and cash equivalents at beginning of year             6,376,000               9,710,000               4,171,000
                                                         -----------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                 $ 4,341,000             $ 6,376,000             $ 9,710,000
                                                        ============            ============            ============


See notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                         ADDITIONAL
                                                        SHARES                   COMMON                     PAID-IN
                                                   OUTSTANDING                    STOCK                     CAPITAL


             BALANCE AT JANUARY 4, 1992              6,407,160               $1,210,000                  $4,545,000

             ------------------------------------------------------------------------------------------------------
             Net income
             ------------------------------------------------------------------------------------------------------
             Cash dividends
             ------------------------------------------------------------------------------------------------------
             Purchase of treasury shares               (41,269)
             ------------------------------------------------------------------------------------------------------
             Proceeds from exercise of stock options    17,550                                              (84,000)
             ------------------------------------------------------------------------------------------------------
             Principal payments on ESOP debt
             ------------------------------------------------------------------------------------------------------
             Translation loss on equity
             ------------------------------------------------------------------------------------------------------

             BALANCE AT JANUARY 2, 1993              6,383,441                1,210,000                   4,461,000

             ------------------------------------------------------------------------------------------------------
             Net income
             ------------------------------------------------------------------------------------------------------
             Cash dividends
             ------------------------------------------------------------------------------------------------------
             Purchase of treasury shares               (58,969)
             ------------------------------------------------------------------------------------------------------
             Proceeds from exercise of stock options    36,024                                             (156,000)
             ------------------------------------------------------------------------------------------------------
             Translation loss on equity
             ------------------------------------------------------------------------------------------------------

             BALANCE AT JANUARY 1, 1994              6,360,496                1,210,000                   4,305,000

             ------------------------------------------------------------------------------------------------------
             Net income
             ------------------------------------------------------------------------------------------------------
             Cash dividends
             ------------------------------------------------------------------------------------------------------
             Purchase of treasury shares              (109,121)
             ------------------------------------------------------------------------------------------------------
             Proceeds from exercise of stock options    16,291                                               (4,000)
             ------------------------------------------------------------------------------------------------------
             Tax benefit on stock options exercised                                                          91,000
             ------------------------------------------------------------------------------------------------------
             Deferred compensation                                                                           86,000
             ------------------------------------------------------------------------------------------------------
             Translation gain on equity
             ------------------------------------------------------------------------------------------------------

             BALANCE AT DECEMBER 31, 1994            6,267,666               $1,210,000                  $4,478,000
                                                     =========               ==========                  ==========

            See notes to consolidated financial statements.

22

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                CUMULATIVE                                                                  DEBT
               TRANSLATION              RETAINED                TREASURY              GUARANTEED
                ADJUSTMENT              EARNINGS                   STOCK                FOR ESOP

                  $421,000           $57,764,000            $(15,689,000)              $(511,000)

------------------------------------------------------------------------------------------------
                                      11,250,000
------------------------------------------------------------------------------------------------
                                      (2,259,000)
------------------------------------------------------------------------------------------------
                                                                (945,000)
------------------------------------------------------------------------------------------------
                                                                 309,000
------------------------------------------------------------------------------------------------
                                                                                         511,000
------------------------------------------------------------------------------------------------
                  (550,000)
------------------------------------------------------------------------------------------------

                  (129,000)           66,755,000             (16,325,000)                      0

------------------------------------------------------------------------------------------------
                                      12,937,000
------------------------------------------------------------------------------------------------
                                      (2,475,000)
------------------------------------------------------------------------------------------------
                                                              (1,579,000)
------------------------------------------------------------------------------------------------
                                                                 644,000
------------------------------------------------------------------------------------------------
                  (133,000)
------------------------------------------------------------------------------------------------

                  (262,000)           77,217,000             (17,260,000)                      0

------------------------------------------------------------------------------------------------
                                      13,327,000
------------------------------------------------------------------------------------------------
                                      (2,527,000)
------------------------------------------------------------------------------------------------
                                                              (3,795,000)
------------------------------------------------------------------------------------------------
                                                                 304,000
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                   991,000
------------------------------------------------------------------------------------------------

                  $729,000           $88,017,000            $(20,751,000)                     $0
                  ========           ===========            ============              ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of Liqui-Box Corporation and its subsidiaries (the "Company"), all of which are wholly-owned. The Company eliminates all significant intercompany balances and transactions in the consolidated financial statements.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORY VALUATION: Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $2,458,000 and $1,003,000 at December 31, 1994 and January 1, 1994, respectively. The Company's inventory of machine parts and inventories of certain subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $7,559,000 and $7,079,000 at December 31, 1994 and January 1, 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Maintenance, repairs and minor renewals are charged to expense as incurred while major renewals and betterments are capitalized. The cost and related allowance for depreciation of assets sold, or otherwise disposed of, are removed from the related accounts, and resulting gains or losses are taken into income. Depreciation is computed by the straight-line method for property, plant and equipment (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets.

EARNINGS PER SHARE: The Company calculated the earnings per common and common equivalent share based upon the weighted average number of common shares outstanding and equivalent common shares derived from dilutive stock options.

PER SHARE DATA: On April 27, 1992, the Company's Board of Directors approved a 3-for-1 split of the outstanding common shares of the Company, issued on June 15, 1992 to shareholders of record as of May 15, 1992. The per share and outstanding common shares information contained in this report reflect the effect of this stock split.

RESEARCH AND DEVELOPMENT: All research and development costs are expensed as incurred. Such costs amounted to $2,151,000, $1,954,000 and $1,487,000 in 1994, 1993 and 1992, respectively.

SEGMENTS OF BUSINESS: The Company operated principally in the single business segment of plastic packaging with production facilities in the United States and Europe. Approximately 15%, 13% and 13% of the Company's revenues in 1994, 1993 and 1992, respectively, were derived from sales to one major customer. The Company's European operations constitute 12% of consolidated net sales, less than 10% of consolidated income before taxes and 18% of consolidated identifiable assets as of and for the year ended December 31, 1994. European operations constitute less than 10% of consolidated net sales and income before taxes and 19% of consolidated identifiable assets as of and for the year ended January 1, 1994.

GOODWILL AND OTHER INTANGIBLES: Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straight-line method over 20-25 years. Other intangibles resulting from business acquisitions, comprising mainly of costs related to sales agreements, patents and non-compete agreements, are being amortized using the straight-line method over 3-17 years. Accumulated amortization of goodwill and other intangibles as of December 31, 1994 and January 1, 1994 approximated $3,605,000 and $2,476,000, respectively.

FOREIGN CURRENCY TRANSLATION: In translating the financial statements of the wholly-owned foreign subsidiaries all assets and liabilities have been translated using the current exchange rate, revenue and expense accounts have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in stockholders' equity.

RECLASSIFICATION: Certain reclassifications have been made to the 1993 Financial Statements to conform to the 1994 presentation.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - EQUIPMENT LEASED TO CUSTOMERS

The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancellable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at December 31, 1994 and January 1, 1994 approximated $12,397,000 and $11,362,000, respectively. The future minimum rentals on noncancellable operating leases for the five fiscal years subsequent to December 31, 1994 are: $585,000, $366,000, $263,000, $139,000 and $33,000.

NOTE 3 - TAXES ON INCOME

Effective January 3, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Prior to January 3, 1993, deferred income taxes were recognized for timing differences related to financial and income tax reporting of certain income and expense items using the tax rate applicable for the year of the calculation pursuant to Accounting Principles Board Opinion 11. The adoption of Statement 109 did not have a material effect on the Company's financial condition or results of operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            As of Fiscal Year End
                                                 December 31, 1994         January 1, 1994
Current deferred tax assets:
    Accounts receivable                                 $   88,000              $  160,000
    Reserves and accruals                                  498,000                 450,000
    Other                                                   54,000                  80,000
                                                        ----------              ----------

Net current deferred tax assets                         $  640,000              $  690,000
                                                        ==========              ==========
Long-term deferred tax liabilities:
    Tax over book depreciation                          $1,281,000              $1,617,000
    Other                                                  242,000                 164,000
                                                        ----------              ----------

Total long-term deferred tax liabilities                 1,523,000               1,781,000
                                                        ----------              ----------

Long-term deferred tax assets:
    State income taxes                                     131,000                  70,000
    Self-constructed assets                                178,000                 171,000
    Intangibles                                            180,000                  59,000
    Other                                                  204,000                 126,000
                                                        ----------              ----------

Total long-term deferred tax assets                        693,000                 426,000
                                                        ----------              ----------

Net long-term deferred tax liabilities                  $  830,000              $1,355,000
                                                        ==========              ==========

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the provision for income taxes are as follows:

                                      1994            1993            1992
Current:
    Federal                     $7,414,000      $6,650,000      $6,660,000
    State                        1,980,000       1,575,000       1,545,000
                                ------------------------------------------
                                 9,394,000       8,225,000       8,205,000
                                ==========================================

Deferred:
    Federal and State             (475,000)        432,000        (607,000)
                                ------------------------------------------
                                $8,919,000      $8,657,000      $7,598,000
                                ==========================================


The components of the provision for deferred income taxes for the year ended January 2, 1993 are as follows:

    Reserves                                  $ 234,000
    Depreciation                               (458,000)
    Other                                      (383,000)
-------------------------------------------------------
PROVISION FOR DEFERRED INCOME TAXES           $(607,000)
=======================================================

The following table summarizes the difference between income taxes computed at the expected federal statutory rate and actual amounts:


                                              1994                    1993                    1992
Computed expected tax expense           $7,665,000              $7,558,000              $6,408,000
State income taxes, net of
  federal tax benefit                    1,170,000               1,094,000               1,020,000
Other - net                                 84,000                   5,000                 170,000
                                        ----------------------------------------------------------
                                        $8,919,000              $8,657,000              $7,598,000
                                        ==========================================================

Effective income tax rate                     40.1%                   40.1%                   40.3%


The Company made federal income tax payments of approximately $6,975,000, $7,250,000 and $6,270,000 in 1994, 1993 and 1992, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LEASE COMMITMENTS

The Company leases property and equipment pursuant to various noncancellable lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payment on noncancellable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to December 31, 1994 are: $1,371,000, $1,137,000, $879,000, $826,000 and $679,000. Lease payments under noncancellable operating leases subsequent to the 1999 fiscal year aggregate $1,717,000.

Total lease rent expense including other cancellable and short-term leases was $2,309,000, $2,223,000 and $1,759,000 in 1994, 1993 and 1992, respectively.

NOTE 5 - EMPLOYEE BENEFIT PLANS

The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. The Company's contributions to this plan, which are at thediscretion of the Board of Directors, were $567,000, $540,000 and $470,000 in 1994, 1993 and 1992, respectively.

The Company also has an Employee Stock Ownership Plan (the "ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2% nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. In addition, all shares held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings.Total ESOP contribution expense was $131,000, $161,000 and $160,000 in 1994, 1993 and 1992, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL STOCK AND STOCK OPTIONS

During 1990, the shareholders adopted a revised stock plan (the "Plan"), replacing the 1982 Incentive Stock Option Plan. The Plan authorizes the Company to grant incentive, non-qualified and deferred compensation stock options, or other stock-based awards, as authorized by the Board of Directors. The terms and issuance prices of such awards are to be determined by the Board as limited by Internal Revenue Service rules where applicable. The maximum common shares which may be reserved for issuance under the Plan annually are limited to 3% of the outstanding common shares, but shares not awarded in one year may be carried over to the next.

Options under the Plan were exercised for the purchase of 8,639, 34,626 and 17,550 common shares during 1994, 1993 and 1992, respectively, at prices ranging from $12.83 to $14.12 per share. At December 31, 1994, options for the purchase of 126,985 common shares were outstanding and exercisable, at prices ranging from $12.83 to $14.12 per share.

In 1991, under the Plan the Company initiated a program entitled LBShares. This program grants options annually in September to the majority of non-executive employees based on the prior year's wages. The options become exercisable in 25% increments on each anniversary of the grant date and are forfeited upon termination of employment for reasons other than death or disability. The options expire 10 years after the grant date. The net balance of options outstanding from the grants is 154,948 at December 31, 1994, of which 55,889 are exercisable. The option exercise prices range from $22.50 to $37.00 per share. Options were exercised for the purchase of 4,921 and 2,750 common shares during 1994 at prices of $22.50 and $24.63, respectively.

Annually, the Company also grants shares to Company executives similar to the LBShares Program discussed above. This program was established in 1992 and the balance of options outstanding from the grants is 39,330 at December 31, 1994, of which 9,656 are exercisable. The option exercise prices range from $24.63 to $37.00 per share. No options were exercised for the purchase of common shares under this program during 1994.

The Company has granted supplemental retirement options to Company executives from 1992 through 1994. The balance of options outstanding from the grants is 69,517 at December 31, 1994, at option prices ranging from $12.50 to $18.50. These options are only exercisable upon retirement, death, disability or termination other than cause. No options were exercised for the purchase of common shares under this program during 1994.

The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares received through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equilvalent to the taxable gain recognized by the optionee. Additional paid-in capital reflects $91,000 in 1994 received by the Company pursuant to these provisions.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - CREDIT FACILITIES

The Company maintains credit facilities that aggregate $20,000,000. $10,000,000 of the current facilities is a revolving term loan which the availability of borrowings terminates on April 30, 1997, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. No amounts were outstanding under this facility at December 31, 1994. The remaining $10,000,000 is a line of credit which expires May 1, 1995. Outstanding borrowings on the line of credit totaled $1,000,000 at December 31, 1994. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus a percentage ranging from .625% to .75% or a negotiated rate, as defined. The facilities require the maintenance of certain financial ratios and restrict future common stock dividends to 50% of aggregated net income.

NOTE 8 - ACQUISITIONS

In August 1993, the Company acquired the Liquid Packaging Divisions of Sonoco Products Company and its wholly-owned subsidiary Sonoco Limited (Sonoco) for $14,848,000. The acquisition was accounted for as a purchase, and accordingly, the acquired assets were recorded at their estimated fair values at the date of acquisition. The Liquid Packaging Divisions of Sonoco Products Company and Sonoco Limited manufacture and market a line of products similar to those of the Company. The operating results of the Liquid Packaging Division of Sonoco Products Company and Sonoco Limited are included in the Company's consolidated results of operations from the date of acquisition.

If the acquisition of the Liquid Packaging Divisions of Sonoco Products Company and Sonoco Limited had occurred at the beginning of the Company's 1993 fiscal year, consolidated net sales, net income and earnings per share would have approximated $136,023,000, $11,711,000 and $1.81 in 1993 and $125,283,000,
$8,389,000 and $1.29 in 1992, respectively. This unaudited pro forma data gives effect to certain adjustments, including amortization of goodwill, increased interest expense on the acquisition debt and related income tax effects. This information is not indicative of the results of operations as they would have been if the companies had constituted a single entity during such periods.

The fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

Current assets                                  $    4,027,000
Property, plant and equipment                        4,394,000
Other assets                                         3,052,000
Goodwill                                             3,375,000

On February 4, 1991, the Company acquired the business and certain assets and liabilities of Inpaco Incorporated for $312,000. Inpaco designs, manufactures and provides consulting for flexible packaging machines. This acquisition was accounted for as a purchase, and accordingly, the assets and liabilities were recorded at their estimated fair values at the date of acquisition. The purchase agreement provides for contingent payments based on specified benchmarks of future operations over the first five years after the acquisition. Through 1994, the Company has made contingent payments of $603,000 to the previous owners and such payments were recorded as goodwill. The operating results of Inpaco are included in the Company's consolidated results of operations from the date of acquisition.

                                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - QUARTERLY DATA (Unaudited) (000 omitted except per share data)
-------------------------------------------------------------------------------------

                                                                Earnings per share
                      Net           Gross            Net                        Fully
1993                Sales          Profit         Income      Primary         Diluted
-------------------------------------------------------------------------------------
First quarter    $33,857        $11,113          $3,007         $0.46           $0.46
Second quarter    40,340         13,506           4,258          0.66            0.66
Third quarter     42,301         12,890           3,962          0.61            0.61
Fourth quarter    31,274          8,263           2,100          0.33            0.33
                ---------------------------------------------------------------------
                $147,772        $45,772         $13,327         $2.06           $2.06
-------------------------------------------------------------------------------------

                                                                Earnings per share
                      Net           Gross            Net                        Fully
1993                Sales          Profit         Income      Primary         Diluted
-------------------------------------------------------------------------------------
First quarter    $28,080          $9,757         $2,583         $0.40           $0.40
Second quarter    35,072          12,840          3,995          0.62            0.62
Third quarter     38,540          12,850          3,776          0.58            0.58
Fourth quarter    28,389          10,124          2,583          0.40            0.40
                ---------------------------------------------------------------------
                $130,081         $45,571        $12,937         $2.00           $1.99
                ---------------------------------------------------------------------


See Note 1 to the Financial Statements:  Earnings Per Share and Per Share Data

30

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Liqui-Box Corporation
Worthington, Ohio


We have audited the accompanying consolidated balance sheets of Liqui-Box Corporation and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liqui-Box Corporation and subsidiaries at December 31, 1994 and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                    /s/ Ernst & Young LLP

Columbus, Ohio
March 2, 1995






                                                                              31