Form 10-K, Exhibit 13
period 1995-12-30
LIQUI BOX CORP
filed 1996-03-29
CIK 216430

Exhibit(13) 1995 ANNUAL REPORT TO SHAREHOLDERS

                                   FINANCIALS

                       LIQUI-BOX CORPORATION IS A LEADING
                      MANUFACTURER OF LARGE SIZE BAG-IN-BOX
                   FLEXIBLE PACKAGING, BLOW-MOLDED CONTAINERS,
                   BULK LIQUID DISPENSING SYSTEMS AND FILLING
                        EQUIPMENT FOR THE DAIRY, BOTTLED
                        WATER, BEVERAGE, PROCESSED FOODS,
                          SPECIALTY CHEMICALS, WINE AND
                           PHARMACEUTICAL INDUSTRIES.

                     THE COMPANY OPERATES TWELVE PRODUCTION
                    FACILITIES IN THE UNITED STATES AND ONE
                       IN ENGLAND. LIQUI-BOX PRODUCTS ARE
                     MARKETED DOMESTICALLY BY A FIELD SALES
                       FORCE AUGMENTED BY MANUFACTURERS'
                   REPRESENTATIVES, AND DISTRIBUTED WORLDWIDE
                        THROUGH OUR OWN REPRESENTATIVES,
                       LICENSEES, AGENTS AND THE COMPANY'S
                             OWN EXPORT OPERATIONS.

                   THE CONTINUED GROWTH OF LIQUI-BOX SINCE ITS
                    INCEPTION IN 1962 HAS BEEN SPURRED BY A
                   COMMITMENT TO ABOVE AVERAGE RETURNS TO THE
                     SHAREHOLDER THROUGH CONTINUOUS PRODUCT
                 INNOVATION AND BY INGENUITY IN ADAPTING TO NEW
                    CUSTOMER TECHNICAL REQUIREMENTS. GROWTH
                 HAS BEEN ACHIEVED IN SPITE OF THE CHALLENGING
                  TASK OF EDUCATING INDUSTRY AFTER INDUSTRY TO
                    THE SUPERIOR PERFORMANCE CHARACTERISTICS,
                      ECONOMIC BENEFITS AND ENVIRONMENTAL
                        ADVANTAGES OF LIQUI-BOX PRODUCTS,
                          PARTICULARLY BAG-IN-BOX, OVER
                             TRADITIONAL PACKAGING.

                      LIQUI-BOX COMMON SHARES ARE TRADED ON
                         THE NASDAQ STOCK MARKET(SM) UNDER
                                THE SYMBOL LIQB.

                              FINANCIAL HIGHLIGHTS

For the Five Fiscal Years Ended December 30, 1995 (In thousands of dollars, except for per share data)

SELECTED INCOME STATEMENT DATA (1)           1995           1994           1993           1992           1991
Net Sales                                $156,373       $147,772       $130,081       $116,117       $107,790
Income Before Taxes                        20,038         22,246         21,594         18,848         16,421
Taxes on Income                             7,953          8,919          8,657          7,598          6,790
Net Income                                 12,085         13,327         12,937         11,250          9,631
Earnings Per Share (2)
       Primary                           $   1.89       $   2.06       $   2.00       $   1.73       $   1.48
       Fully Diluted                     $   1.89       $   2.06       $   1.99       $   1.73       $   1.48

SELECTED BALANCE SHEET DATA (1)
Current Assets                           $ 48,699       $ 47,848       $ 44,341       $ 36,771       $ 27,189
Current Liabilities                         9,775         14,672         19,452         10,384         12,104
Working Capital                            38,924         33,176         24,889         26,387         15,085
Total Assets                               90,796         89,185         86,072         68,657         63,512
Long-term Obligations                        --             --               55            105            666
Stockholders' Equity                     $ 79,655       $ 73,683       $ 65,210       $ 55,972       $ 47,740
Cash Dividends Per Share                 $    .42       $    .40       $    .39       $    .35       $    .33
Book Value Per Share                     $  13.02       $  11.76       $  10.25       $   8.77       $   7.45

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

                             1995                             1994                                1993
                                       Cash                            Cash                                Cash
                                       Dividends                       Dividends                           Dividends
                    Low      High      Per Share    Low       High     Per Share         Low      High     Per Share

First  Quarter      31       33 1/2    $.10         35 1/2    38 1/2   $.10              25 1/2   29 1/2      $.09
Second Quarter      31       36 1/4    $.10         34        37       $.10              27 1/2   37          $.10
Third Quarter       28 1/2   32 7/8    $.11         33 1/2    36 1/2   $.10              34 1/2   38 1/2      $.10
Fourth Quarter      27 1/4   30 3/4    $.11         31 1/2    35 1/4   $.10              36       40          $.10

As of December 30, 1995, there were 840 holders of record of common shares.

                               LIQUI-BOX WORLDWIDE

WORLD HEADQUARTERS   Worthington, Ohio
                     Afghanistan       Cyprus      Israel        Saudi Arabia
                     Argentina         Denmark     Italy         South Africa
                     Australia         Ecuador     Japan         Spain
                     Austria           Finland     Kenya         Sri Lanka
                     Bahamas           France      Mexico        Sweden
                     Bahrain           Germany     Nepal         Switzerland
                     Bangladesh        Greece      New Zealand   Taiwan
                     Belgium           Hong Kong   Norway        The Netherlands
                     Bhutan            Hungary     Pakistan      Turkey
                     Brazil            Iceland     Panama        U.A.E.
                     Canada            India       Philippines   United Kingdom
                     Chile             Indonesia   Poland
                     China             Iran        Portugal



MANUFACTURING FACILITIES  Ashland, Ohio
                          Auburn, Massachusetts
                          Elk Grove, California
                          Elkton, Maryland
                          Houston, Texas
                          Lake Wales, Florida
                          New Albany, Indiana
                          Ontario, California
                          Sacramento, California
                          Worthington, Ohio
                          Upper Sandusky, Ohio
                          Romiley, England
                          Nazareth, Pennsylvania


                              CORPORATE INFORMATION

               AUDITORS   Deloitte & Touche LLP, Columbus, Ohio

         TRANSFER AGENT   The Huntington National Bank,
                          Columbus, Ohio

              FORM 10-K   The Annual Report to the Securities and Exchange
                          Commission on Form 10-K is available to
                          shareholders upon written request to the Chairman of the Corporation.

         ANNUAL MEETING   The Annual Meeting of Shareholders will be at
                          the Columbus Marriott North, 6500 Doubletree Ave.,
                          Columbus, Ohio on April 24, 1996 at 9:00 a.m.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                              1995 COMPARED TO 1994

During 1995, Liqui-Box (the "Company") experienced an increase in sales and a decline in net income as compared to 1994. The increase in sales can be primarily attributed to increased selling prices on most products which partially offset the dramatic increase experienced in 1995 in the cost of the Company's prime raw material, plastic resin. The cost of most of the resins the Company uses in the manufacture of its products began to rise dramatically in 1994 and the increases continued into 1995. The cost of many of these resins began to decline from their peaks in Spring 1995; however, as of the end of 1995, they had not returned to the beginning of 1994 levels.

Gross profit, as a percentage of net sales, was 27.3% in 1995 and 31.0% in 1994. This decrease is primarily the result of the higher resin costs. The Company has the ability to raise prices to many of its customers as resin costs increase; however, there is a time lag between when the Company incurs a cost increase and the time this cost can be passed on to a customer. To a lesser extent, higher manufacturing costs at some plants including the costs of certain plant consolidations negatively impacted gross profit.

Selling, administrative and development expenses in 1995 were $22,712,000 as compared to $23,413,000 in 1994, a decrease of $701,000. This decrease is primarily due to a decrease in compensation related costs in 1995 as a result of the Company's compensation program which bases a significant portion of employees' total compensation on Company profitability.

Research and development costs were $1,265,000 in 1995 and $2,151,000 in 1994. Several of the Company's major research and development projects previously undertaken were completed in 1994. During 1995, the Company embarked upon a major statistical quality improvement project which took the place of new research and development projects. This project is intended to not only improve existing products and processes but also train employees in methodology for developing new products. The costs of this project are not included in the Company's research and development costs. The costs directly associated with this project approximate $785,000. However, there was also an extensive amount of time and effort put into this project by numerous employees including all the members of executive management. The above research and development amounts only include the direct costs and do not represent the time commitment of all employees of Liqui-Box to improving and developing our products and processes. In addition, employees who are not directly part of the research and development area of the Company spent part of their efforts on developing new products and processes.

At the end of 1995 and 1994, Liqui-Box had no significant backlog of orders, which is industry typical.

Total working capital at year-end was $38,924,000 and $33,176,000 in 1995 and 1994, respectively, an increase of $5,748,000. The ratio of current assets to current liabilities was 5.0 to 1 for 1995 and 3.3 to 1 in 1994. Net cash provided from operations was $21,159,000 for 1995 compared to $17,024,000 in 1994. The increase in cash provided was primarily the result of a conscious effort to reduce inventory levels at the end of 1995 compared to deliberate purchases at the end of 1994 to mitigate the effect of upcoming cost increases. Net cash used in investing activities was $8,066,000 for 1995 compared to $6,165,000 in 1994. The increase in cash used was primarily for purchases of new plant equipment and improvements to existing property and plant equipment. Cash used in financing activities was $8,111,000 for 1995 compared to $12,994,000 in 1994. The cash used in financing activities was primarily for the acquisition of treasury stock and payment of cash dividends.

Liqui-Box's major commitments for capital expenditures as of December 30, 1995, were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease and tooling for new products. Funds required to fulfill these commitments will be provided by operations.

In 1995, the Company made additional purchases of its outstanding common shares for Treasury. The common shares were bought at prices considered fair by management and there was cash available for the purchases. The Company felt the purchases represented a good investment and would secure common shares for issuance under the Company's employee benefit plans.

There have been no other significant changes in the Company's capitalization during the past three years. During 1991, financing arrangements were made with The Huntington National Bank to provide various credit facilities with a total commitment of $20,000,000. No amounts were outstanding under these facilities as of December 30, 1995. The $10,000,000 portion of these credit facilities will expire on May 1, 1996; however, management intends to renew this revolver and anticipates no difficulty in obtaining the renewal on terms as favorable to the Company as the existing facility.

Longer-term cash requirements, other than normal operating expenses, are needed for financing anticipated growth; increasing capacity at existing plants; development of new products and enhancement of existing products; dividend payments; and possible continued repurchases of the Company's common shares. The Company believes that its existing cash and cash equivalents, available credit facilities and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for the fiscal year 1996.

During late 1994 and early 1995, the Company experienced dramatic increases in the costs of plastic resin. However, the Company was able to obtain an adequate supply for its needs. The costs of plastic resin did begin to decline as 1995 progressed, but they have not returned to the levels at the beginning of 1994. In 1996, it is uncertain what will happen to plastic resin prices. The Company anticipates that during 1996 there will be an adequate supply of the major types of plastic resin it purchases.

Management feels that inflation did have a material effect on the Company during 1995 due to the dramatic increase in plastic resin cost. As indicated above, the Company has the ability to raise prices; however, there is a time lag between when the Company incurs a cost increase and the time this cost can be passed on to a customer.

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

Selling, administrative and development expenses in 1994 were 15.8% of net sales as compared to 18.2% in 1993. This decrease is the result of increased sales and deliberate control of costs that has continued in 1995 with a realignment that has resulted in a significant reduction in the number of people in these functions.

Research and development costs were $2,151,000 in 1994 and $1,954,000 in 1993. There continues to be increased emphasis throughout the Company in 1995 for new product and process development. It should be emphasized that this only represents costs directly charged to research and development and does not represent the commitment of all employees of Liqui-Box to improving existing products and processes and to developing new products and processes. Many employees who are not part of the research and development area of the Company spent part of their efforts on developing new products and processes.

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

In 1994, the Company made purchases of its outstanding shares for Treasury. The shares were bought at prices considered fair by management and there was cash available for the purchases. The Company felt the purchases were a good investment and would secure shares for future employee benefit plans as well as stock option offerings.

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

                           CONSOLIDATED BALANCE SHEETS

ASSETS                                                          DECEMBER 30, 1995      DECEMBER 31, 1994
--------------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                           $   9,424,000          $   4,341,000
Accounts receivable:
          Trade, net of allowance for doubtful accounts
              of $679,000 and $594,000, respectively                   16,788,000             15,209,000
         Other                                                          1,511,000              1,065,000
                                                                     ------------           ------------
Total receivables                                                      18,299,000             16,274,000

Inventories:
         Raw materials and supplies                                     9,003,000             13,104,000
         Work in process                                                5,534,000              6,089,000
         Finished goods                                                 4,035,000              5,224,000
Total Inventories                                                      18,572,000             24,417,000


Other current assets                                                    2,404,000              2,816,000
                                                                     ------------           ------------
TOTAL CURRENT ASSETS                                                   48,699,000             47,848,000

--------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT - at Cost
--------------------------------------------------------------------------------------------------------
Land, buildings and leasehold improvements                              9,711,000              8,711,000
Equipment and vehicles                                                 56,355,000             50,314,000
Equipment leased to customers                                          17,548,000             16,367,000
Construction in process                                                 1,965,000              4,291,000
                                                                     ------------           ------------
TOTAL                                                                  85,579,000             79,683,000
Less accumulated depreciation and amortization                        (57,140,000)           (52,467,000)
                                                                     ------------           ------------


Property, plant and equipment - net                                    28,439,000             27,216,000

--------------------------------------------------------------------------------------------------------
OTHER ASSETS
--------------------------------------------------------------------------------------------------------
Loans to officers and employees                                            70,000                 76,000
Goodwill, net of amortization                                          10,126,000             10,723,000
Deferred charges and other assets, net                                  3,462,000              3,322,000
                                                                     ------------           ------------
Total other assets                                                     13,658,000             14,121,000


TOTAL ASSETS                                                         $ 90,796,000           $ 89,185,000
                                                                     ------------           ------------

















See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY                  DECEMBER 30,        DECEMBER 31,
                                                          1995                1994


--------------------------------------------------------------------------------------
CURRENT LIABILITIES
--------------------------------------------------------------------------------------
Short-term borrowings                                 $       --          $  1,000,000
Accounts payable                                         4,888,000           7,247,000
Dividends payable                                          673,000             627,000
Salaries, wages and related liabilities                  1,295,000           1,639,000
Federal, state and local taxes                             329,000           1,987,000
Other accrued liabilities                                2,590,000           2,117,000
Obligations under capital lease                               --                55,000
                                                      ------------        ------------
TOTAL CURRENT LIABILITIES                                9,775,000          14,672,000

--------------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES
--------------------------------------------------------------------------------------
Deferred income taxes                                    1,366,000             830,000


Commitments and contingencies                                 --

--------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------
Preferred stock, without par value,
       2,000,000 shares authorized; none issued               --                  --
Common stock, $.1667 stated value,
       20,000,000 shares authorized,
       7,262,598 shares issued                           1,210,000           1,210,000
Additional paid-in capital                               5,178,000           4,478,000
Cumulative translation adjustment                          618,000             729,000
Unrealized gain on marketable securities                   460,000                --
Retained earnings                                       97,494,000          88,017,000
Less:
       Treasury stock, at cost - 1,144,992
             and 994,932 shares, respectively          (25,305,000)        (20,751,000)
--------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                              79,655,000          73,683,000
                                                      ------------        ------------



TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 90,796,000        $ 89,185,000
                                                      ------------        ------------







See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------
                                              Fifty-two              Fifty-two              Fifty-two
                                            Weeks Ended            Weeks Ended            Weeks Ended
                                           December 30,           December 31,             January 1,
                                                   1995                   1994                   1994



NET SALES                                  $156,373,000           $147,772,000           $130,081,000
Cost of Sales                               113,723,000            102,000,000             84,510,000
                                           ------------           ------------           ------------
         Gross Margin                        42,650,000             45,772,000             45,571,000

Selling, administrative and
development expenses                         22,712,000             23,413,000             23,623,000
                                           ------------           ------------           ------------
         Operating income                    19,938,000             22,359,000             21,948,000

OTHER INCOME (EXPENSE):
Interest and dividend income                    221,000                160,000                220,000
Interest expense                               (222,000)              (186,000)              (213,000)
Other, net                                      101,000                (87,000)              (361,000)
                                           ------------           ------------           ------------

INCOME BEFORE INCOME TAXES                   20,038,000             22,246,000             21,594,000

TAXES ON INCOME                               7,953,000              8,919,000              8,657,000
                                           ------------           ------------           ------------

NET INCOME                                 $ 12,085,000           $ 13,327,000           $ 12,937,000

-----------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
-----------------------------------------------------------------------------------------------------

       Primary                                    $1.89                  $2.06                  $2.00
       Fully diluted                              $1.89                  $2.06                  $1.99
Cash dividends per common share                   $ .42                  $ .40                 $  .39

-----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON
AND COMMON EQUIVALENT SHARES USED
IN COMPUTING EARNINGS PER SHARE:
-----------------------------------------------------------------------------------------------------

       Primary                                6,397,312              6,474,628              6,483,849
       Fully diluted                          6,397,312              6,474,628              6,504,894












See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------
                                                                  Fifty-two           Fifty-two           Fifty-two
                                                                Weeks Ended         Weeks Ended         Weeks Ended
                                                               December 30,        December 31,          January 1,
                                                                       1995                1994                1994
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------
Net income                                                     $ 12,085,000        $ 13,327,000        $ 12,937,000
Adjustments to reconcile net income to net
  cash provided by operating activities:
       Depreciation and amortization                              6,275,000           6,380,000           6,067,000
       Provisions for loss on accounts receivable                   723,000             580,000             231,000
       Amortization of other noncurrent assets                    1,091,000           1,114,000             655,000
       Loss on disposal of property, plant and equipment            619,000                --                  --
       Deferred compensation                                        600,000              86,000                --
       Changes in deferred income tax accounts                      (32,000)           (475,000)           (432,000)
       Changes in operating assets and liabilities,
         net of effects from acquisitions:
                Accounts receivable                              (2,832,000)         (2,205,000)         (1,995,000)
                Inventories                                       5,783,000          (4,264,000)         (3,446,000)
                Other current assets                                665,000             365,000          (2,973,000)
                Accounts payable                                 (2,316,000)          2,051,000           1,036,000
                Salaries, wages and related liabilities            (344,000)            200,000             301,000
                Other accrued liabilities                        (1,158,000)           (135,000)           (269,000)
                                                               ------------        ------------        ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                        21,159,000          17,024,000          12,976,000

-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------

Purchase of Inpaco                                                     --              (200,000)           (276,000)
Purchase of Sonoco                                                     --                  --           (14,848,000)
Purchase of property, plant and equipment                        (9,646,000)         (6,023,000)         (5,367,000)
Proceeds from sale of property, plant and equipment               1,467,000                --                  --
Other changes, net                                                  113,000              58,000            (102,000)
                                                               ------------        ------------        ------------

NET CASH USED IN INVESTING ACTIVITIES                            (8,066,000)         (6,165,000)        (20,593,000)

-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------

Acquisition of treasury shares                                   (4,837,000)         (3,795,000)         (1,579,000)
Exercise of stock options, including tax benefit                    383,000             300,000             488,000
Cash dividends                                                   (2,608,000)         (2,527,000)         (2,475,000)
Changes in loans to officers and employees                            6,000              78,000              32,000
Proceeds from short and long-term borrowings                           --                  --             8,000,000
Repayment of short and long-term borrowings                      (1,000,000)         (7,000,000)               --
Principal payments on capital lease obligations                     (55,000)            (50,000)            (50,000)
                                                               ------------        ------------        ------------


NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                           (8,111,000)        (12,994,000)          4,416,000

-------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                             101,000             100,000            (133,000)
-------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  5,083,000          (2,035,000)         (3,334,000)
CASH AND CASH EQUIVALENTS, Beginning of year                      4,341,000           6,376,000           9,710,000
                                                               ----------------------------------------------------
CASH AND EQUIVALENTS, End of year                              $  9,424,000        $  4,341,000        $  6,376,000
                                                               ------------        ------------        ------------



See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                        ADDITIONAL
                                                                       SHARES            COMMON            PAID-IN
                                                                  OUTSTANDING             STOCK            CAPITAL

                  BALANCE AT JANUARY 2, 1993                        6,383,441       $ 1,210,000        $ 4,461,000

                  ------------------------------------------------------------------------------------------------
                  Net income
                  ------------------------------------------------------------------------------------------------
                  Cash dividends
                  ------------------------------------------------------------------------------------------------
                  Purchase of treasury shares                         (58,969)
                  ------------------------------------------------------------------------------------------------
                  Proceeds from exercise of stock options              36,024                             (156,000)
                  ------------------------------------------------------------------------------------------------
                  Translation loss
                  ------------------------------------------------------------------------------------------------

                  ------------------------------------------------------------------------------------------------
                   BALANCE AT JANUARY 1, 1994                       6,360,496         1,210,000          4,305,000

                  ------------------------------------------------------------------------------------------------
                  Net income
                  ------------------------------------------------------------------------------------------------
                  Cash dividends
                  ------------------------------------------------------------------------------------------------
                  Purchase of treasury shares                        (109,121)
                  ------------------------------------------------------------------------------------------------
                  Proceeds from exercise of stock options              16,291                               (4,000)
                  ------------------------------------------------------------------------------------------------
                  Tax benefit on stock options exercised                                                    91,000
                  ------------------------------------------------------------------------------------------------
                  Deferred compensation                                                                     86,000
                  ------------------------------------------------------------------------------------------------
                  Translation gain
                  ------------------------------------------------------------------------------------------------

                  ------------------------------------------------------------------------------------------------
                  BALANCE AT DECEMBER 31, 1994                      6,267,666         1,210,000          4,478,000

                  ------------------------------------------------------------------------------------------------
                  Net income
                  ------------------------------------------------------------------------------------------------
                  Cash dividends
                  ------------------------------------------------------------------------------------------------
                  Purchase of treasury shares                        (164,279)
                  ------------------------------------------------------------------------------------------------
                  Proceeds from exercise of stock options              14,219                               49,000
                  ------------------------------------------------------------------------------------------------
                  Tax benefit on stock options exercised                                                    51,000
                  ------------------------------------------------------------------------------------------------
                  Deferred compensation                                                                    600,000
                  ------------------------------------------------------------------------------------------------
                  Translation gain
                  ------------------------------------------------------------------------------------------------
                  Unrealized gain on marketable  securities
                  ------------------------------------------------------------------------------------------------

                  BALANCE AT DECEMBER 30, 1995                      6,117,606       $ 1,210,000        $ 5,178,000
                                                                    ---------       -----------        -----------

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

   CUMULATIVE      UNREALIZED GAIN ON
   TRANSLATION             MARKETABLE       TREASURY            RETAINED
   ADJUSTMENT              SECURITIES          STOCK            EARNINGS

$   (129,000)                           $(16,325,000)       $ 66,755,000

------------------------------------------------------------------------
                                                              12,937,000
------------------------------------------------------------------------
                                                              (2,475,000)
------------------------------------------------------------------------
                                          (1,579,000)
------------------------------------------------------------------------
                                             644,000
------------------------------------------------------------------------
    (133,000)
------------------------------------------------------------------------
    (262,000)                            (17,260,000)         77,217,000

------------------------------------------------------------------------
                                                              13,327,000
------------------------------------------------------------------------
                                                              (2,527,000)
------------------------------------------------------------------------
                                          (3,795,000)
------------------------------------------------------------------------
                                             304,000
------------------------------------------------------------------------
     991,000
------------------------------------------------------------------------
     729,000                             (20,751,000)         88,017,000

------------------------------------------------------------------------
                                                              12,085,000
------------------------------------------------------------------------
                                                              (2,608,000)
------------------------------------------------------------------------
                                          (4,837,000)
------------------------------------------------------------------------
                                             283,000
------------------------------------------------------------------------
     111,000
------------------------------------------------------------------------
                         460,000
------------------------------------------------------------------------

$    618,000        $    460,000        $(25,305,000)       $ 97,494,000
------------        ------------        ------------        ------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

Liqui-Box Corporation and subsidiaries (the "Company") is a manufacturer of dispensing systems, flexible packaging and related filling equipment systems for the beverage, processed foods, dairy, detergent, wine and other specialty products industries. The Company operates thirteen manufacturing plants in the United States and Europe in primarily the plastic packaging industry. Significant accounting policies of the Company are as follows:

CONSOLIDATION: The consolidated financial statements include the accounts of Liqui-Box Corporation and its subsidiaries, all of which are wholly-owned. The Company eliminates all significant intercompany balances and transactions in the consolidated financial statements.

BASIS OF ACCOUNTING: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER: The Company's exposure to credit risk is impacted by the economic climate affecting its diverse customer base and wide geographic dispersion. The Company manages this risk by performing ongoing credit evaluations of its customers. Reserves for credit losses are maintained by the Company and losses have been within Company expectations.

Approximately 17%, 15% and 13% of the Company's revenues in 1995, 1994 and 1993, respectively, were derived from sales to one major customer. Trade receivables due from this customer were $3,095,000 and $2,182,000 at December 30, 1995 and December 31, 1994, respectively.

INVENTORY VALUATION: Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $2,320,000 and $2,458,000 at December 30, 1995 and December 31, 1994, respectively. The impact of partial inventory liquidations in certain LIFO pools reduced the LIFO provision by approximately $956,000 in 1995. The Company's inventory of machine parts and inventories of certain subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $9,535,000 and $7,559,000 at December 30, 1995 and December 31, 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is computed using the straightline method (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets as follows: buildings and improvements
- 5 to 30 years; and equipment - 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES: Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straightline method over 20-25 years. Other intangibles resulting from business acquisitions, comprised mainly of costs related to sales agreements, patents and noncompete agreements, are being amortized using the straightline method over 3-17 years. Accumulated amortization of goodwill and other intangibles as of December 30, 1995 and December 31, 1994 approximated $4,696,000 and $3,605,000, respectively. At each balance sheet date, a determination is made by the Company as to whether any intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, operating factors and undiscounted cash flows.

MARKETABLE SECURITIES: Marketable securities consist primarily of common stocks and are included in other noncurrent assets. The Company classifies its securities as available for sale and, accordingly, carries such at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity.

The fair market value, cost and unrealized gains, net of tax, were $819,000, $59,000 and $460,000, respectively, at December 30, 1995. The unrealized gain, net of tax is a supplemental non cash transaction for the statement of cash flows.

REVENUE RECOGNITION: Revenue from product sales is recognized at the time products are shipped. Revenue from contracts to manufacture filling machine systems is recognized on a progress billing basis.

RESEARCH AND DEVELOPMENT: All research and development costs are expensed as incurred. Such costs amounted to $1,265,000, $2,151,000 and $1,954,000 in 1995,
1994 and 1993, respectively.

ADVERTISING COSTS: Advertising costs primarily relate to trade shows, product catalogues and product literature. Such costs are expensed as incurred. Total advertising expenses were $328,000, $551,000 and $794,000 in 1995, 1994 and
1993, respectively.

EARNINGS PER SHARE: Earnings per common and common equivalent share are based upon the weighted average number of common shares outstanding and equivalent common shares derived from dilutive stock options.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOREIGN CURRENCY TRANSLATION: All assets and liabilities of wholly-owned foreign subsidiaries have been translated using the current exchange rate in effect at the balance sheet date. Revenue and expense accounts of such subsidiaries have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of long-term intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in stockholders' equity.

Foreign currency exchange gains (losses) arise primarily from transactions denominated in foreign currencies and from forward exchange contracts and are included in other income (expense) in the amount of approximately ($200,000), $90,000 and $16,000 in 1995, 1994 and 1993, respectively. The Company enters into forward exchange contracts to hedge against foreign currency fluctuations on certain transactions. Transactions hedged with forward exchange contracts will come due at the approximate time that forward exchange contracts held expire. Realized and unrealized gains and losses on these contracts are included in net income. At December 30, 1995, the Company had contracts of approximately $1,806,000 maturing from January 12, 1996 through May 10, 1996 to exchange various currencies to pounds sterling.

DISCLOSURES CONCERNING FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of cash and equivalents; trade and other receivables; accounts payable; and other current liabilities are estimated to approximate fair value because of the short-term maturity of these items.

RECLASSIFICATION: Certain reclassifications have been made to the 1993 and 1994 financial statements to conform to the 1995 presentation.

NOTE 2 - TAXES ON INCOME

Deferred income taxes are provided for the temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes by applying enacted statutory tax rates applicable to future years to the basis differences. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

         Significant components of the Company's
         deferred tax liabilities and assets are as follows:     As of Fiscal Year End
                                                                December 30, 1995  December 31, 1994

Current deferred tax assets:
       Accounts receivable                                     $    230,000            $    88,000
       Reserves and accruals                                        403,000                498,000
       Other                                                        275,000                 54,000
                                                                -----------              ---------

Net current deferred tax assets                                $    908,000           $    640,000
                                                                -----------              ---------

Long-term deferred tax liabilities:
       Tax over book depreciation                              $    987,000            $ 1,281,000
       Other                                                        630,000                242,000
                                                                -----------              ---------

Total long-term deferred tax liabilities                          1,617,000              1,523,000
                                                                -----------              ---------

Long-term deferred tax assets:
       Self-constructed assets                                            -                178,000
       Intangibles                                                  251,000                180,000
       Other                                                              -                335,000
                                                                -----------              ---------

Total long-term deferred tax assets                                 251,000                693,000
                                                                -----------              ---------

Net long-term deferred tax liabilities                          $ 1,366,000              $ 830,000
                                                                -----------              ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the provision for income taxes are as follows:

                                          1995               1994               1993

Current:
         Federal                   $ 6,553,000        $ 7,414,000        $ 6,650,000
         State                       1,432,000          1,980,000          1,575,000
                                   -------------------------------------------------
         Total current taxes         7,985,000          9,394,000          8,225,000
                                   -------------------------------------------------


Deferred:
         Federal and State             (32,000)          (475,000)           432,000
                                   -------------------------------------------------
         Total taxes               $ 7,953,000        $ 8,919,000        $ 8,657,000
                                   -------------------------------------------------


The following table summarizes the difference between income taxes computed at the expected Federal statutory rate and actual amounts:

                                               1995             1994             1993



Expense at Federal statutory rates       $7,013,000       $7,665,000       $7,558,000
State income taxes, net of
  Federal tax benefit                       911,000        1,170,000        1,094,000
Other - net                                  29,000           84,000            5,000
                                         --------------------------------------------
         Total                           $7,953,000       $8,919,000       $8,657,000
                                         --------------------------------------------

Effective income tax rate                      39.7%            40.1%            40.1%



The Company made federal income tax payments, net of refunds, of approximately $9,972,000, $6,975,000 and $7,250,000 in 1995, 1994 and 1993, respectively.

NOTE 3 - EQUIPMENT LEASED TO CUSTOMERS

The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancelable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at December 30, 1995 and December 31, 1994 approximated $13,389,000 and $12,397,000, respectively. The future minimum rentals on noncancelable operating leases for the five fiscal years subsequent to December 30, 1995 are: $497,000, $250,000, $155,000, $110,000 and $33,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases property and equipment pursuant to various noncancelable lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payments on noncancelable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to December 30, 1995 are: $1,392,000, $927,000, $766,000, $601,000 and $573,000. Lease payments under noncancelable operating leases subsequent to the year 2000 aggregate $1,079,000.

Total lease expense including other cancelable and short-term leases was $2,312,000, $2,309,000 and $2,223,000 in 1995, 1994 and 1993, respectively.

The Company is involved in various litigation arising in the ordinary course of business. The Company and its legal counsel believe the resolution of such litigation will not have a material effect on the Company's financial position or results of operations. However, because of the risks associated with any litigation, the ultimate outcome may differ.

NOTE 5 - EMPLOYEE BENEFIT PLANS

The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. Contributions are at the discretion of the Board of Directors. Expenses related to this plan were $229,000, $208,000 and $540,000 in 1995, 1994 and 1993, respectively.

The Company also has an Employee Stock Ownership Plan ("ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2% nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. In addition, all shares held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings. Total ESOP expenses were $17,000, $33,000 and $51,000 in 1995, 1994 and 1993, respectively.

The Company contributes to various retirement plans including a multi-employer plan for certain employees covered by collective bargaining agreements. Contributions and expenses related to these plans were $91,000, $105,000 and $78,000 in 1995, 1994 and 1993, respectively.

NOTE 6 -  STOCK OPTIONS

Under its stock option plan, the Company may grant incentive, non-qualified and deferred compensation stock options, or other stock-based awards, as authorized by the Board of Directors. The terms and issuance prices of such awards are to be determined by the Board as limited by Internal Revenue Service rules where applicable. The maximum number of common shares which may be reserved for issuance under the plan annually is limited to 3% of the outstanding common shares, but shares not awarded in one year may be carried over to the next.

In 1991, under the plan, the Company initiated a program entitled LBShares. This program grants options annually to the majority of non-executive employees based on the prior year's wages. Options are granted at exercise prices which equal the fair market value at date of grant. The options become exercisable in 25% increments on each anniversary of the grant date and are forfeited upon termination of employment for reasons other than death or disability. The options expire 10 years after the grant date. The balance of options outstanding from the grants is 159,300 at December 30, 1995, of which 66,946 are exercisable.

The option exercise prices range from $22.50 to $37.00 per share (aggregate of $4,826,000). Options were exercised for the purchase of 14,219, 7,671 and 1,398 common shares during 1995, 1994 and 1993, respectively, at prices ranging from $22.50 to $24.63 per share.

Annually, the Company also grants shares to Company executives similar to the LBShares program discussed above. This program was established in 1992 and options are granted at exercise prices which equal the fair market value at date of grant. The balance of options outstanding from the grants is 50,242 at December 30, 1995, of which, 17,185 are exercisable. The option exercise prices range from $24.63 to $37.00 per share (aggregate of $1,548,000). No options were exercised for the purchase of common shares under this program during 1995, 1994 or 1993.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has granted supplemental retirement options to certain Company executives from 1992 through 1995. Options are granted at exercise prices equal to 50% of the fair market value at date of grant. The balance of options outstanding from the grants is 99,164 at December 30, 1995, at option prices ranging from $12.50 to $18.50 (aggregate of $1,467,000). These options are only exercisable upon retirement, death, disability or termination other than cause. These options vest after six months and are subject to specified reductions based on age and noncompetition arrangements in the event employment is terminated for any reason other than death, retirement or disability. No options were exercised for the purchase of common shares under this program during 1995, 1994 or 1993.

At December 30, 1995, other options outstanding under the plan include non-qualified grants for the purchase of 183,743 common shares and incentive grants for the purchase of 58,242 common shares. In total, 23,416 options were exercisable at December 30, 1995. The exercise prices range from $12.83 to $30.52 per share (aggregate of $4,994,000). The exercise prices for the incentive stock options were not less than the market value at date of grant and for the non-qualified options were at or below market value at date of grant. All incentive and certain non-qualified options become exercisable in 25% increments on each anniversary of the grant date. The remaining non-qualified options generally become exercisable in 10% increments on each anniversary of the grant date. Options were exercised for the purchase of 8,369 and 34,626 common shares during 1994 and 1993, respectively, at prices ranging from $12.83 to $14.12 per share. No options were exercised in 1995.

Compensation expense recorded in 1995 and 1994 related to the option programs was $600,000 and $86,000, respectively. There was no compensation expense in 1993.

The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares obtained through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. Additional paid-in capital reflects $51,000 and $91,000 in 1995 and 1994, respectively, received by the Company pursuant to these provisions.

In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which becomes effective in 1996. While the Statement defines and encourages the use of a fair value based method of accounting for employee stock options and similar equity instruments, the Statement permits existing plans to continue use of the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the impact upon net income and earnings per share of adopting this standard. Adoption of the new standard will have no effect on the Company's cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - CREDIT FACILITIES

The Company maintains credit facilities that aggregate $20,000,000 and include $10,000,000 for a revolving term loan, the availability of which terminates on April 30, 1997, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. No amounts were outstanding under this facility at December 30, 1995. The remaining portion of the credit facilities of $10,000,000 is a line of credit which expires May 1, 1996. No amounts were outstanding under this facility at December 30, 1995. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus a percentage ranging from .625% to
 .75%, or a negotiated rate, as defined. The facilities require the maintenance of certain financial ratios and restrict future common stock dividends to 50% of aggregated net income. Interest paid in 1995, 1994 and 1993 was $223,000, $182,000 and $115,000, respectively.

NOTE 8 - ACQUISITIONS

In August 1993, the Company acquired the Liquid Packaging Divisions of Sonoco Products Company and its wholly-owned subsidiary Sonoco Limited (collectively 'Sonoco') for $14,848,000. The acquisition was accounted for as a purchase and, accordingly, the acquired assets were recorded at their estimated fair values at the date of acquisition. The operating results of Sonoco are included in the Company's consolidated results of operations from the date of acquisition.

If the acquisition of Sonoco had occurred at the beginning of the Company's 1993 fiscal year, consolidated net sales, net income and earnings per share would have approximated $136,023,000, $11,711,000 and $1.81 in 1993. This unaudited pro forma data gives effect to certain adjustments, including amortization of goodwill, increased interest expense on the acquisition debt and related income tax effects. This information is not indicative of the results of operations as they would have been if the companies had constituted a single entity during such a period.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" which becomes effective in 1996. This standard provides guidance on reviewing long-lived assets and certain intangibles for impairment. In addition, the standard requires that long-lived assets and certain intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost of disposal. The Company has not yet fully determined the impact of adopting this standard, but does not believe it will be significant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
--------------------------------------------------------------------------------------
($ in thousands, except per share data)                            Earnings per share

                          Net          Gross            Net                      Fully
1995                    Sales         Profit         Income        Primary     Diluted
--------------------------------------------------------------------------------------

First quarter        $ 33,646       $  9,040       $  2,356       $   0.37    $   0.37
Second quarter         42,984         11,469          3,525           0.55        0.55
Third quarter          48,230         13,231          4,223           0.66        0.66
Fourth quarter         31,513          8,910          1,981           0.31        0.31
                     -----------------------------------------------------------------
Total                $156,373       $ 42,650       $ 12,085       $   1.89    $   1.89
                     -----------------------------------------------------------------


                                                                   Earnings per share

                          Net          Gross            Net                      Fully
1994                    Sales         Profit         Income        Primary     Diluted
--------------------------------------------------------------------------------------

First quarter        $ 33,857       $ 11,113       $  3,007       $   0.46    $   0.46
Second quarter         40,340         13,506          4,258           0.66        0.66
Third quarter          42,301         12,890          3,962           0.61        0.61
Fourth quarter         31,274          8,263          2,100           0.33        0.33
                     -----------------------------------------------------------------
Total                $147,772       $ 45,772       $ 13,327       $   2.06    $   2.06
                     -----------------------------------------------------------------


See Note 1 to the Financial Statements:  Earnings Per Share and Per Share Data

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE - 10.  GEOGRAPHIC SEGMENTS

Financial information by geographic area for the three fiscal years ended December 30, 1995, is summarized as follows:

----------------------------------------------------------------------------------------------------------
1995                    UNITED                            GENERAL          INTER AREA
                        STATES           EUROPE           CORPORATE        ELIMINATIONS      TOTAL
----------------------------------------------------------------------------------------------------------
Trade sales - net       $ 135,654,000    $ 20,719,000    $                 $                 $ 156,373,000

Inter -area sales       $     195,000    $               $                 $ (195,000)       $
                        -------------    ------------    --------------    -----------       -------------

Net sales               $ 135,849,000    $ 20,719,000    $                 $ (195,000)       $ 156,373,000
                        -------------    ------------    --------------    -----------       -------------

Operating income (loss) $  26,982,000    $    709,000    $  (7,753,000)    $                 $  19,938,000

Identifiable assets     $  67,044,000    $ 21,666,000    $   2,086,000     $                 $  90,796,000


----------------------------------------------------------------------------------------------------------
1994                    UNITED                           GENERAL           INTER AREA
                        STATES           EUROPE          CORPORATE         ELIMINATIONS      TOTAL
----------------------------------------------------------------------------------------------------------

Trade sales - net        $ 129,878,000    $ 17,894,000    $                 $                 $ 147,772,000

Inter-area sales        $     330,000    $               $                 $ (330,000)       $
                        --------------    ------------    --------------    -----------       ------------

Net sales               $ 130,208,000    $ 17,894,000    $                 $ (330,000)       $ 147,772,000
                        --------------    ------------    --------------    -----------       ------------

Operating income (loss) $  30,783,000   $   (650,000)    $  (7,774,000)    $                 $  22,359,000

Identifiable assets     $  71,470,000   $ 16,364,000     $   1,351,000     $                 $  89,185,000


----------------------------------------------------------------------------------------------------------
1993                    UNITED                           GENERAL           INTER AREA
                        STATES           EUROPE          CORPORATE         ELIMINATIONS      TOTAL
----------------------------------------------------------------------------------------------------------

Trade sales - net       $ 119,068,000    $ 11,013,000    $                 $                 $ 130,081,000

Inter -area sales       $      13,000    $               $                 $   (13,000)      $
                        --------------    ------------    --------------    -----------       ------------

Net sales               $ 119,081,000    $ 11,013,000    $                 $   (13,000)      $ 130,081,000
                        --------------    ------------    --------------    -----------       ------------

Operating income (loss) $  33,268,000    $   (867,000)   $(10,453,000)     $                 $  21,948,000

Identifiable assets     $  67,943,000    $ 16,529,000    $  1,600,000      $                 $  86,072,000



Inter-area transactions are accounted for on the same basis as sales to unaffiliated parties. Identifiable assets are those assets associated with a specific geographic area. General corporate assets consist primarily of the corporate headquarters facility and various other investments and assets that are not specific to a geographic area. Goodwill and related amortization have been allocated by geographic area as applicable.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors of
Liqui-Box Corporation:

We have audited the accompanying consolidated balance sheet of Liqui-Box Corporation and subsidiaries as of December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Liqui-Box Corporation and subsidiaries as of December 31, 1994, and for each of the two years in the period then ended were audited by other auditors whose report, dated March 2, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1995 consolidated financial statements present fairly, in all material respects, the financial position of Liqui-Box Corporation and subsidiaries at December 30, 1995, and the results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP

Columbus, Ohio
March 6, 1996

                             OFFICERS AND DIRECTORS


OFFICERS                   SAMUEL B. DAVIS
                           Chairman, Chief Executive Officer,
                           President and Treasurer

                           ROBERT S. HAMILTON
                           Vice Chairman

                           PETER J. LINN
                           Secretary

                           C. WILLIAM MCBEE
                           Vice President, Manufacturing

                           JUAN JOSE PEREZ
                           Vice President, Administration

DIRECTORS                  CARL J. ASCHINGER, JR.
                           Chairman and Chief Executive Officer,
                           The Columbus Showcase Company
                           Retail and Bakery Deli Showcase Manufacturer

                           JEANETTE A. DAVIS
                           Trustee,
                           Jasam Foundation (Private Foundation)

                           SAMUEL B. DAVIS
                           Chairman, Chief Executive Officer,
                           President and Treasurer,
                           Liqui-Box Corporation

                           ROBERT S. HAMILTON
                           Vice Chairman,
                           Liqui-Box Corporation

                           PETER J. LINN
                           Secretary,
                           Liqui-Box Corporation

                           RUSSELL M. GERTMENIAN
                           Partner,
                           Vorys, Sater, Seymour and Pease

                           C. WILLIAM MCBEE
                           Vice President, Manufacturing
                           Liqui-Box Corporation

  "Liqui-Box", "Handi-Tap", "QC/D", "Alaskan Falls", "Inpaco", and "Pacesetter"
               are registered trademarks of Liqui-Box Corporation.