Form 10-K, Exhibit 13
period 1996-12-28
LIQUI BOX CORP
filed 1997-03-31
CIK 216430

         Exhibit (13) 1996 ANNUAL REPORT TO SHAREHOLDERS

                             FINANCIAL HIGHLIGHTS

For the Five Fiscal Years Ended December 28, 1996 (In thousands of dollars, except per share data)


SELECTED INCOME STATEMENT DATA                        1996            1995            1994           1993            1992
Net Sales                                         $152,368        $156,373        $147,772       $130,081        $116,117
Income Before Taxes                                 24,109          20,038          22,246         21,594          18,848
Taxes on Income                                      9,590           7,953           8,919          8,657           7,598
Net Income                                          14,519          12,085          13,327         12,937          11,250
Earnings Per Share (1)
       Primary                                       $2.37           $1.89           $2.06          $2.00           $1.73
       Fully Diluted                                 $2.37           $1.89           $2.06          $1.99           $1.73

SELECTED BALANCE SHEET DATA
Current Assets                                     $51,725         $48,699         $47,848        $44,341         $36,771
Current Liabilities                                 14,257           9,775          14,672         19,452          10,384
Working Capital                                     37,468          38,924          33,176         24,889          26,387
Total Assets                                       100,016          90,796          89,185         86,072          68,657
Long-term Obligations                                    -               -               -             55             105
Shareholders' Equity                               $84,380         $79,655         $73,683        $65,210         $55,972
Cash Dividends Per Share                             $0.48           $0.42           $0.40          $0.39           $0.35
Book Value Per Share                                $14.47          $13.02          $11.76         $10.25           $8.77

     (1) See Note 1 to Consolidated Financial Statements: Per Share Data




The reported low and high closing prices on the NASDAQ National Market as reported by the National Quotation Bureau, Inc. and cash dividends per share were as follows: (See Note 1 to Consolidated Financial Statements: Per Share
Data)

                              1996                                 1995                              1994
                                          Cash                             Cash                              Cash
                                          Dividends                        Dividends                         Dividends
                    Low        High       Per Share      Low        High       Per Share  Low         High       Per Share

First Quarter       29 1/4     33 1/2      $0.11         31         33 1/2      $0.10      35 1/2     38 1/2      $0.10
Second Quarter      28 1/2     33 1/2      $0.11         31         36 1/4      $0.10      34         37          $0.10
Third Quarter       26 1/2     33          $0.13         28 1/2     33 7/8      $0.11      33 1/2     36 1/2      $0.10
Fourth Quarter      29 1/4     33          $0.13         27 1/4     30 3/4      $0.11      31 1/2     35 1/4      $0.10

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





MANUFACTURING FACILITIES    Allentown, Pennsylvania
                            Ashland, Ohio
                            Auburn, Massachusetts
                            Elkton, Maryland
                            Houston, Texas
                            Lake Wales, Florida
                            Ontario, California
                            Sacramento, California
                            Worthington, Ohio
                            Upper Sandusky, Ohio
                            Romiley, England


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

ANNUAL MEETING    The Annual Meeting of Shareholders will be at
                  the Columbus Marriott North, 6500 Doubletree Ave.,
                  Columbus, Ohio on April 23, 1997 at 9:00 a.m.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                              RESULTS OF OPERATIONS

1996 COMPARED TO 1995
During 1996, Liqui-Box Corporation (the "Company") experienced a 4.4% increase in unit sales and a 2.6% decrease in net sales dollars compared to 1995. The decrease in net sales can be primarily attributed to decreased selling prices on most products due to a decrease in 1996 in the cost of the Company's prime raw material, plastic resin, partially offset by the increase in unit sales for the year. The cost of most of the resins the Company uses in the manufacture of its products began to rise dramatically in 1994 and the increases continued into 1995. The cost of many of these resins began to decline from their peaks in Spring 1995; however, as of the end of 1996, they had not returned to the beginning of 1994 levels.

Gross profit, as a percentage of net sales, was 31.2% in 1996 and 27.3% in 1995. This increase is primarily the result of improvements in plant efficiencies and the positive impact of previous plant consolidations. To a lesser extent, decreased resin costs, partially offset by decreased selling prices, also contributed to the increase in gross profit as a percentage of net sales.

Selling, administrative and development expenses in 1996 were $23,447,000 as compared to $22,712,000 in 1995, an increase of $735,000. This increase is primarily due to a increase in compensation related costs in 1996 as a result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability, as well as, to a lesser extent, an increase in the Company's research and development costs. The increase in compensation, research and development costs were partially offset by overall decreases in the Company's other selling, administrative and development costs.

Research and development costs were $1,856,000 in 1996 and $1,265,000 in 1995, an increase of $591,000. Significant costs were incurred in continued development of the Company's new PET clear Handi-Tap, as well as improvements to existing products. It should be noted that the above amounts only include direct costs associated with research and development. Liqui-Box and all of its employees share a commitment to continually improving existing products and processes, as well as developing new products.

Net income increased by 20.1% to $14,519,000, compared to $12,085,000 in 1995. This increase is a result of the increase in gross profit, partially offset by the increase in selling, administrative and development costs and income taxes. The provision for income taxes was 39.8% and 39.7% of before tax income in 1996 and 1995, respectively.

At the end of 1996 and 1995, Liqui-Box had no significant backlog of orders, which is industry typical.

1995 COMPARED TO 1994
During 1995, the Company experienced an increase in sales and a decline in net income as compared to 1994. The increase in sales was primarily attributed to increased selling prices on most products which partially offset the dramatic increase experienced in 1995 in the cost of the Company's prime raw material, plastic resin. The cost of most of the resins the Company uses in the manufacture of its products began to rise dramatically in 1994 and the increases continued into 1995. The cost of many of these resins began to decline from their peaks in Spring 1995; however, as of the end of 1995, they had not returned to the beginning of 1994 levels.

Gross profit, as a percentage of net sales, was 27.3% in 1995 and 31.0% in 1994. This decrease was primarily the result of the higher resin costs. The Company has the ability to raise prices charged to many of its customers as resin costs increase; however, there is a time lag between when the Company incurs a cost increase and the time this cost can be passed on to a customer. To a lesser extent, higher manufacturing costs at some plants, including the costs of certain plant consolidations negatively impacted the 1995 gross profit.

Selling, administrative and development expenses in 1995 were $22,712,000 as compared to $23,413,000 in 1994, a decrease of $701,000. This decrease was primarily due to a decrease in compensation related costs in 1995 as a result of the Company's compensation program which bases a significant portion of employees' total compensation on Company profitability.

Research and development costs were $1,265,000 in 1995 and $2,151,000 in 1994. Several of the Company's major research and development projects previously undertaken were completed in 1994. During 1995 the Company embarked upon a major statistical quality improvement project which took the place of new research and development projects. This project was intended to not only improve existing products and processes but also train employees in methodology for developing new products. The costs of this project were not included in the Company's research and development costs. The costs directly associated to this project approximated $785,000; however, there was also an extensive amount of time and effort put into this project by numerous employees including all members of executive management.

                         LIQUIDITY AND CAPITAL RESOURCES

Total working capital at year-end was $37,468,000, $38,924,000 and $33,176,000 in 1996, 1995 and 1994, respectively. The ratio of current assets to current liabilities was 3.6 to 1 for 1996, 5.0 to 1 in 1995 and 3.3 to 1 in 1994. Net cash provided from operations was $29,762,000 for 1996 compared to $21,159,000 in 1995 and $17,024,000 in 1994. The increase in cash provided was the result of improved profitability of the Company, coupled with better asset and liability management. Net cash used in investing activities was $13,659,000 for 1996 compared to $8,066,000 in 1995 and $6,165,000 in 1994. The increase in cash used was primarily for purchases of new plant equipment and improvements to existing property and plant equipment. Cash used in financing activities was $11,759,000 for 1996 compared to $8,111,000 in 1995 and $12,994,000 in 1994. The cash used in financing activities was primarily for the acquisition of treasury stock and payment of cash dividends.

Liqui-Box's major commitments for capital expenditures as of December 28, 1996, were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease and tooling for new products. Funds required to fulfill these commitments will be provided by operations.

There have been no significant changes in the Company's capitalization during the past three years except for the repurchase of and the issuance of treasury shares. The common shares were bought at prices considered fair by management and there was cash available for the purchases. The Company felt the purchases represented a good investment and would secure common shares for issuance under the Company's employee benefit plans. In July 1996, the Company issued 112,000 common shares to certain officers and employees at an aggregated cash purchase price of $3,170,000.

Financing arrangements with The Huntington National Bank ("Bank") which provide various credit facilities with a total commitment of $20,000,000 had no amounts outstanding as of December 28, 1996. These credit facilities expire on May 1, 1997; however, management has a commitment from the Bank to renew these facilities with a $10,000,000 increase in the commitment on terms comparable to the existing facility.

Longer-term cash requirements, other than normal operations, are needed for financing anticipated growth; increasing capacity at existing plants; development of new products and enhancement of existing products; dividend payments; and possible continued repurchases of the Company's common shares. The Company believes that its existing cash and equivalents, available credit facilities, and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for the fiscal year 1997.

During 1996, 1995 and 1994, the Company experienced dramatic fluctuations in the costs of plastic resin; however, the Company was able to obtain an adequate supply for its needs. In 1997, it is uncertain what will happen to plastic resin prices. The Company anticipates that during 1997 there will be an adequate supply of the major types of plastic resin it purchases.

Management feels that inflation had a material effect on the Company during the past three years due to the continued fluctuations in the cost of resin. The Company has the ability to adjust prices as the cost of resin changes; however, there is a time lag between when the Company incurs a change in resin cost and when that change is passed on to a customer.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS,
DECEMBER 28, 1996 AND DECEMBER 30, 1995
---------------------------------------------------------------------------------------------------
ASSETS                                                                 1996                1995
Current Assets:
  Cash and cash equivalents                                         $  15,248,000    $   9,424,000
  Accounts receivable:
    Trade, net of allowance for doubtful accounts of $742,000
      and $679,000, respectively                                       16,265,000       16,788,000
    Other                                                               1,141,000        2,439,000
                                                                    -------------    -------------
            Total receivables                                          17,406,000       19,227,000
                                                                    -------------    -------------
  Inventories:
    Raw materials and supplies                                          8,869,000        9,003,000
    Work in process                                                     4,194,000        5,534,000
    Finished goods                                                      4,491,000        4,035,000
                                                                    -------------    -------------
          Total inventories                                            17,554,000       18,572,000
                                                                    -------------    -------------
  Other current assets                                                  1,517,000        1,476,000
                                                                    -------------    -------------
            Total Current Assets                                       51,725,000       48,699,000
                                                                    -------------    -------------
Property, Plant and Equipment -  At cost:
  Land, buildings and leasehold improvements                           10,530,000        9,711,000
  Equipment and vehicles                                               62,469,000       56,355,000
  Equipment leased to customers                                        18,940,000       17,548,000
  Construction in process                                               5,584,000        1,965,000
                                                                    -------------    -------------
            Total                                                      97,523,000       85,579,000
  Less accumulated depreciation and amortization                      (62,494,000)     (57,140,000)
                                                                    -------------    -------------
            Property, plant and equipment - net                        35,029,000       28,439,000
                                                                    -------------    -------------

OTHER ASSETS:
  Goodwill, net of amortization                                         9,857,000       10,126,000
  Deferred charges and other assets, net                                3,405,000        3,532,000
                                                                    -------------    -------------
            Total other assets                                         13,262,000       13,658,000
                                                                    -------------    -------------

TOTAL ASSETS                                                        $ 100,016,000    $  90,796,000
                                                                    =============    =============

See notes to consolidated financial statements.


LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS,
DECEMBER 28, 1996 AND DECEMBER 30, 1995
---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                             1996                       1995

Current Liabilities:
  Accounts payable                                          $   6,640,000             $   4,888,000
  Dividends payable                                               758,000                   673,000
  Salaries, wages and related liabilities                       1,696,000                 1,295,000
  Federal, state and local taxes                                1,059,000                   329,000
  Other accrued liabilities                                     4,104,000                 2,590,000
                                                            -------------             -------------
            Total Current Liabilities                          14,257,000                 9,775,000
                                                            -------------             -------------
Deferred Income Taxes                                           1,379,000                 1,366,000
                                                            -------------              ------------
Commitments and contingencies

Stockholders' Equity:
  Preferred stock, without par value, 2,000,000 shares authorized; none issued

  Common stock, $.1667 stated value, 20,000,000 shares
    authorized, 7,262,598 shares issued                         1,210,000                 1,210,000
  Additional paid-in capital                                    6,615,000                 5,178,000
  Cumulative translation adjustment                             1,986,000                   618,000
  Unrealized gain on marketable securities                        605,000                   460,000
  Retained earnings                                           109,175,000                97,494,000
  Less treasury stock, at cost - 1,432,203 and
    1,144,992 shares, respectively                            (35,211,000)              (25,305,000)
                                                            -------------             -------------
            Total Stockholders' Equity                         84,380,000                79,655,000
                                                            -------------             -------------
Total Liabilities and Stockholders' Equity                  $ 100,016,000             $  90,796,000
                                                            =============             =============


See notes to consolidated financial statements


LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995 AND DECEMBER 31, 1994
--------------------------------------------------------------------------------

                                               1996                       1995                      1994

Net Sales                                   $ 152,368,000             $ 156,373,000             $ 147,772,000
Cost of Sales                                 104,848,000               113,723,000               102,000,000
                                            -------------             -------------             -------------
        Gross Margin                           47,520,000                42,650,000                45,772,000

Selling, administrative and
  development expenses                         23,447,000                22,712,000                23,413,000
                                            -------------             -------------             -------------

        Operating Income                       24,073,000                19,938,000                22,359,000

Other Income (Expense):
  Interest income                                 541,000                   221,000                   160,000
  Interest expense                                 (5,000)                 (222,000)                 (186,000)
  Other, net                                     (500,000)                  101,000                   (87,000)
                                            -------------             -------------             -------------

Income Before Income Taxes                     24,109,000                20,038,000                22,246,000

Taxes on Income                                 9,590,000                 7,953,000                 8,919,000
                                            -------------             -------------             -------------

Net Income                                  $  14,519,000             $  12,085,000             $  13,327,000
                                            =============             =============             =============




Earnings per Share:
  Primary                                   $        2.37             $        1.89             $        2.06
  Fully diluted                             $        2.37             $        1.89             $        2.06

Cash dividends per common share             $        0.48             $        0.42             $        0.40


Weighted average number of common
and common equivalent shares used
in computing earnings per share:
    Primary                                      6,127,574                 6,397,312                 6,474,628
    Fully diluted                                6,135,738                 6,397,312                 6,474,628


See notes to consolidated financial statements

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995 AND DECEMBER 31, 1994
-------------------------------------------------------------------------------

                                                                                             UNREALIZED
                                                                    ADDITIONAL  CUMULATIVE   GAIN ON
                                            SHARES      COMMON       PAID-IN    TRANSLATION  MARKETABLE    TREASURY      RETAINED
                                         OUTSTANDING    STOCK        CAPITAL    ADJUSTMENT   SECURITIES     STOCK        EARNINGS
                                          ---------   ----------   ----------   ----------   --------   ------------   ------------
Balance at January 1, 1994                6,360,496   $1,210,000   $4,305,000   $ (262,000)             $(17,260,000)  $ 77,217,000

Net income                                                                                                               13,327,000
Cash dividends                                                                                                           (2,527,000)
Purchase of treasury shares                (109,121)                                                      (3,795,000)
Proceeds from exercise of stock options      16,291                    (4,000)                               304,000
Tax benefit of stock options exercised                                 91,000
Deferred compensation                                                  86,000
Translation gain                                                                   991,000
                                          ---------   ----------   ----------   ----------              ------------   ------------

Balance at December 31, 1994              6,267,666    1,210,000    4,478,000      729,000               (20,751,000)    88,017,000

Net income                                                                                                               12,085,000
Cash dividends                                                                                                           (2,608,000)
Purchase of treasury shares                (164,279)                                                      (4,837,000)
Proceeds from exercise of stock options      14,219                    49,000                                283,000
Tax benefit of stock options exercised                                 51,000
Deferred compensation                                                 600,000
Translation loss                                                                  (111,000)
Unrealized gain on marketable securities                                                      460,000
                                          ---------   ----------   ----------   ----------   --------   ------------   ------------

Balance at December 30, 1995              6,117,606    1,210,000    5,178,000      618,000    460,000    (25,305,000)    97,494,000

Net income                                                                                                               14,519,000
Cash dividends                                                                                                           (2,838,000)
Purchase of treasury shares                (407,137)                                                     (12,160,000)
Sale of treasury shares                     111,923                   949,000                              2,101,000
Proceeds from exercise of stock options       8,003                    11,000                                153,000
Tax benefit of stock options exercised                                 25,000
Deferred compensation                                                 452,000
Translation gain                                                                 1,368,000
Unrealized gain on marketable securities                                                      145,000
                                          ---------   ----------   ----------   ----------   --------   ------------   ------------

Balance at December 28, 1996              5,830,395   $1,210,000   $6,615,000   $1,986,000   $605,000   $(35,211,000)  $109,175,000
                                          =========   ==========   ==========   ==========   ========   ============   ============



See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995 AND  DECEMBER 31, 1994
-------------------------------------------------------------------------------

                                                                      1996            1995            1994
                                                                      ----            ----            ----
Operating Activities:
  Net income                                                      $14,519,000     $12,085,000     $13,327,000
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                  6,643,000       6,275,000       6,380,000
     Provision for loss on accounts receivable                        747,000         723,000         580,000
     Amortization of other noncurrent assets                        1,147,000       1,091,000       1,114,000
     Loss (gain) on disposal of property, plant and equipment         (45,000)        619,000               -
     Deferred compensation                                            452,000         600,000          86,000
     Changes in deferred income tax accounts                          (76,000)        (32,000)       (475,000)
     Changes in operating assets and liabilities, net of
      effects from acquisitions:
        Accounts receivable                                         1,063,000      (3,760,000)     (2,205,000)
        Inventories                                                   938,000       5,783,000      (4,264,000)
        Other current assets                                           19,000       1,593,000         365,000
        Accounts payable                                            1,688,000      (2,316,000)      2,051,000
        Salaries, wages and related liabilities                       401,000        (344,000)        200,000
        Other accrued liabilities                                   2,266,000      (1,158,000)       (135,000)
                                                                 ------------     -----------     -----------

Net cash provided by operating activities                          29,762,000      21,159,000      17,024,000
                                                                 ------------     -----------     -----------

Cash Flows From Investing Activities:
  Purchase of Inpaco                                                        0               -        (200,000)
  Purchase of property, plant and equipment                       (15,116,000)     (9,646,000)     (6,023,000)
  Proceeds from sale of property, plant and equipment               2,055,000       1,467,000               -
  Other changes, net                                                 (598,000)        113,000          58,000
                                                                 ------------     -----------     -----------

Net cash (used in) investing activities:                          (13,659,000)     (8,066,000)     (6,165,000)
                                                                 ------------     -----------     -----------

Cash Flows From Financing Activities:
  Acquisition of treasury shares                                  (12,160,000)     (4,837,000)     (3,795,000)
  Sale of treasury shares                                           3,050,000
  Exercise of stock options, including tax benefit                    189,000         383,000         300,000
  Cash dividends                                                   (2,838,000)     (2,608,000)     (2,527,000)
  Repayment of short and long-term borrowings                               -      (1,000,000)     (7,000,000)
  Principal payments on capital lease obligations                           -         (55,000)        (50,000)
  Other                                                                                 6,000          78,000
                                                                 ------------     -----------     -----------

Net cash (used in) financing activities                           (11,759,000)     (8,111,000)    (12,994,000)

Effect of exchange rate changes on cash                             1,480,000         101,000         100,000

Increase (decrease) in cash and cash equivalents                    5,824,000       5,083,000      (2,035,000)

Cash and cash equivalents, Beginning of year                        9,424,000       4,341,000       6,376,000
                                                                 ------------     -----------     -----------

Cash and cash equivalents, End of year                           $ 15,248,000     $ 9,424,000     $ 4,341,000
                                                                 ============     ===========     ===========


See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 28, 1996, DECEMBER 30,1995 AND DECEMBER 31, 1994
-------------------------------------------------------------------------------

NOTE 1   ACCOUNTING POLICIES

Liqui-Box Corporation and subsidiaries (the "Company") is a manufacturer of dispensing systems, flexible packaging, and related filling equipment systems for the beverage, processed foods, dairy, detergent, wine and other specialty products industries. The Company operates eleven manufacturing plants in the United States and Europe in primarily the plastic packaging industry. Significant accounting policies of the Company are as follows:

CONSOLIDATION - The consolidated financial statements include the accounts of Liqui-Box Corporation and its subsidiaries, all of which are wholly-owned. The Company eliminates all significant intercompany balances and transactions in the consolidated financial statements.

BASIS OF ACCOUNTING - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are on deposit primarily with two financial institutions.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER - The Company's exposure to credit risk is impacted by the economic climate affecting its diverse customer base and wide geographic dispersion. The Company manages this risk by performing ongoing credit evaluations of its customers. Reserves for credit losses are maintained by the Company and losses have been within Company expectations.

Approximately 18%, 17%, and 15% of the Company's revenues in 1996, 1995, and 1994, respectively, were derived from sales to one major customer. Trade receivables due from this customer were $1,677,000 and $3,095,000 at December 28, 1996 and December 30, 1995, respectively.

INVENTORY VALUATION - Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $2,535,000 and $2,320,000 at December 28, 1996 and December 30, 1995, respectively. The impact of partial inventory liquidations in certain LIFO pools reduced the LIFO provision by approximately $956,000 in 1995. The Company's inventory of machine parts and inventories of certain subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $8,077,000 and $9,535,000 at December 28, 1996 and December 30, 1995, respectively.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets as follows: buildings and improvements
- 5 to 30 years; and equipment - 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES - Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straight-line method over 20 to 25 years. Other intangibles resulting from business acquisitions, comprised mainly of costs related to sales agreements, patents and non-compete agreements, are being amortized using the straight-line method over 3 to 17 years. Accumulated amortization of goodwill and other intangibles as of December 28, 1996 and December 30, 1995 approximated $5,625,000 and $4,696,000, respectively. At each balance sheet date, a determination is made by the Company as to whether any intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, operating factors and undiscounted cash flows.

MARKETABLE SECURITIES - Marketable securities consist primarily of common stocks and are included in other noncurrent assets. The Company classifies its securities as available for sale and, accordingly, carries such at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity. The fair market value, cost and unrealized gains, net of tax, were $1,067,000, $59,000 and $605,000, respectively, at December 28, 1996 and $819,000, $59,000 and $460,000,
respectively, at December 30, 1995. The unrealized gain, net of tax, is a supplemental non-cash transaction for the statements of cash flows.

REVENUE RECOGNITION - Revenue from product sales is recognized at the time products are shipped. Revenue from contracts to manufacture filling machine systems is recognized on a completed contract basis.

RESEARCH AND DEVELOPMENT - All research and development costs are expensed as incurred. Such costs amounted to $1,856,000, $1,265,000 and $2,151,000 in 1996,
1995 and 1994, respectively.

ADVERTISING COSTS - Advertising costs primarily relate to trade shows, product catalogues and product literature. Such costs are expensed as incurred. Total advertising expenses were $456,000, $328,000 and $551,000 in 1996, 1995 and
1994, respectively.

EARNINGS PER SHARE - Earnings per common and common equivalent share are based upon the weighted average number of common shares outstanding and equivalent common shares derived from dilutive stock options.

FOREIGN CURRENCY TRANSLATION - All assets and liabilities of wholly-owned foreign subsidiaries have been translated using the current exchange rate in effect at the balance sheet dates. Revenue and expense accounts of such subsidiaries have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of long-term intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in stockholders' equity.

Foreign currency exchange gains (losses) arise primarily from transactions denominated in foreign currencies and from forward exchange contracts and are included in other income (expense) in the amount of approximately $(4,000), $(200,000) and $90,000 in 1996, 1995, and 1994, respectively. The Company enters into forward exchange contracts to hedge against foreign currency fluctuations on certain transactions. Transactions hedged with forward exchange contracts will come due at the approximate time that forward exchange contracts held expire. Realized and unrealized gains and losses on these contracts are included in net income. At December 28, 1996, the Company had contracts of approximately $1,372,000 maturing from January 10, 1997 through May 30, 1997 to exchange various currencies to pounds sterling.

DISCLOSURES CONCERNING FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash and cash equivalents; trade and other receivables; accounts payable; and other current liabilities are estimated to approximate fair value because of the short-term maturity of these items.

RECLASSIFICATION - Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

NOTE 2   TAXES ON INCOME

Deferred income taxes are provided for the temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes by applying enacted statutory tax rates applicable to future years to the basis differences. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                    DECEMBER 28,    DECEMBER 30,
                                                        1996            1995

Current deferred tax assets:
  Accounts receivable                               $   382,000     $   230,000
  Reserves and accruals                                 607,000         403,000
  Other                                                   8,000         275,000
                                                    -----------     -----------

Net current deferred tax assets                     $   997,000     $   908,000
                                                    ===========     ===========

Long-term deferred tax liabilities:
  Tax over book depreciation                        $ 1,164,000     $   987,000
  Other                                                 403,000         630,000
                                                    -----------     -----------
       Total long-term deferred tax liabilities       1,567,000       1,617,000
                                                    -----------     -----------

                                                    -----------     -----------
Long-term deferred tax assets - Intangibles         $   188,000     $   251,000
                                                    -----------     -----------

Net long-term deferred tax liabilities              $ 1,379,000     $ 1,366,000
                                                    ===========     ===========



Significant components of the provision for income taxes are as follows:

                                      1996             1995             1994

Current:
  Federal                         $ 7,783,000      $ 6,553,000      $ 7,414,000
  Foreign                             145,000
  State                             1,841,000        1,432,000        1,980,000
                                  -----------      -----------      -----------

      Total current taxes           9,769,000        7,985,000        9,394,000

Deferred - Federal and state         (179,000)         (32,000)        (475,000)
                                  -----------      -----------      -----------

      Total taxes                 $ 9,590,000      $ 7,953,000      $ 8,919,000
                                  ===========      ===========      ===========

The following table summarizes the difference between income taxes computed at the expected Federal statutory rate and actual amounts:

                                                     1996            1995            1994

Expense at Federal statutory rates               $ 8,438,000     $ 7,013,000     $ 7,665,000
Foreign income taxes                                 145,000                               0
State income taxes, net of Federal tax benefit     1,175,000         911,000       1,170,000
Other - net                                         (168,000)         29,000          84,000
                                                 -----------     -----------     -----------
     Total                                       $ 9,590,000     $ 7,953,000     $ 8,919,000
                                                 ===========     ===========     ===========


The Company made income tax payments, net of refunds, of approximately $8,699,000, $9,972,000 and $6,975,000 in 1996, 1995 and 1994, respectively.

NOTE 3   EQUIPMENT LEASED TO CUSTOMERS

The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancelable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at December 28, 1996 and December 30, 1995 approximated $13,632,000 and $13,389,000, respectively. The future minimum rentals on non-cancelable operating leases for the five fiscal years subsequent to December 28, 1996 are: $588,000, $313,000, $226,000, $138,000 and $24,000.

NOTE 4   EMPLOYEE BENEFIT PLANS

The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. The Company's contributions to this plan, which are at the discretion of the Board of Directors. Expenses related to the plan were $106,000, $229,000, and $208,000 in 1996, 1995 and 1994, respectively.

The Company also has an Employee Stock Ownership Plan ("ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2% nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. In addition, all shares of common stock of the Company held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings. Total ESOP expenses were $28,000, $17,000 and $33,000 in 1996, 1995 and 1994, respectively.

The Company contributes to various retirement plans. Contributions and expenses related to these plans were $37,000, $91,000 and $105,000 in 1996, 1995 and
1994, respectively.

NOTE 5   COMMITMENTS AND CONTINGENCIES

The Company leases property and equipment pursuant to various non-cancelable lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payments on non-cancelable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to December 28, 1996 are: $1,317,000, $1,179,000, $942,000, $909,000 and $860,000. Lease payments under non-cancelable operating leases subsequent to the year 2001 aggregate $3,712,000.

Total lease rent expense including other cancelable and short-term leases was $2,354,000, $2,312,000 and $2,309,000 in 1996, 1995 and 1994, respectively.

Subsequent to December 28, 1996, a jury in a United States District Court in Texas returned a verdict against the Company in a lawsuit over an allegedly defective product. The verdict was in the amount of approximately $800,000 in actual damages and $1,360,000 in punitive damages. Legal counsel has advised the Company that it has various defenses and remedies available and the Company intends to pursue all available avenues in the post-trial and appellate review processes. The ultimate liability related to this matter is presently not determinable. No amount has been accrued for this matter in the accompanying financial statements. Because of the risks associated with any litigation, the ultimate outcome may differ.

The Company is also involved in various other litigation arising in the ordinary course of business. The Company and its legal counsel believe the resolution of such litigation will not have a material effect on the Company's financial statements. However, because of the risks associated with any litigation, the ultimate outcome may differ.

The Company has guaranteed debt obligations of certain officers and employees totaling $3,050,000 as of December 28, 1996.

NOTE 6   STOCK OPTIONS

At December 28, 1996, the Company has stock-based compensation programs which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, the only compensation expense charged against income is related to deferred compensation for options issued at a discount from market value at the measurement date of the grant. Compensation expense recorded in 1996, 1995 and 1994 was $452,000, $600,000 and $86,000, respectively. Had the compensation costs for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been as indicated in the pro forma amounts below:


                                                          1996         1995
                                                          ----         ----
Net income                           As Reported       $ 14,519     $ 12,085
                                     Pro forma         $ 14,359     $ 12,020

Primary earnings per share           As Reported       $   2.37     $   1.89
                                     Pro forma         $   2.34     $   1.88

Fully diluted earnings per share     As Reported       $   2.37     $   1.89
                                     Pro forma         $   2.34     $   1.88


The pro forma amounts are not representative of the effects on reported net income for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the years ended December 28, 1996 and December 30, 1995: dividend yield of 1.5%; expected volatility 23%; risk-free interest rates of 6.6%; and expected lives of 7 years.

Under the 1990 Liqui-Box Stock Option Plan ("the Plan"), the Company may grant incentive, non-qualified and deferred compensation stock options, or other stock-based awards, as authorized by the Board of Directors. The terms and issuance prices of such awards are to be determined by the Board as limited by Internal Revenue Service rules where applicable. The maximum number of common shares that may be reserved for issuance under the Plan annually is limited to 3% of the outstanding common shares, but shares not awarded in one year may be carried over to the next year. Options granted under the Plan are exercisable according to the terms of each option, however, in the event of a change in control as defined, the options shall become immediately exercisable, except those awarded within the last six months. Options granted under the Plan include the LBShares program, supplemental retirement options and other options.

Under its program entitled LBShares, the Company grants options annually to the majority of non-executive employees based on the prior year's wages. Options are granted at exercise prices that equal the fair market value at date of grant. The options become exercisable in 25% increments on each anniversary of the grant date and are forfeited upon termination of employment for reasons other than death or disability. The options expire 10 years after the grant date. The Company may also grant shares to Company executives under terms similar to the LBShares Program discussed above.

The Company has granted supplemental retirement options to certain Company executives. Options are granted at exercise prices equal to 50% of the fair market value at date of grant. These options vest 50% after six months and 50% upon termination of employment for other than cause, except they are subject to specified reductions based on age and non-competition arrangements in the event employment is terminated for any reason other than retirement, death or disability.

Other options outstanding under the plan include non-qualified grants and incentive grants for the purchase of common shares. The exercise prices for the incentive stock options were not less than the market value at date of grant and for the non-qualified options were at or below market value at date of grant. The incentive and certain of the non-qualified options become exercisable in 25% increments on each anniversary of the grant date. The remaining non-qualified options generally become exercisable in 10% increments on each anniversary of the grant date.

A summary of the status of the Company's stock option plan as of December 28, 1996 and for the three years then ended is presented below:

                                              1996                         1995                         1994
                                   -------------------------    -------------------------    -------------------------
                                   Shares   Weighted-Average    Shares   Weighted-Average    Shares   Weighted-Average
                                    (000)   Exercise Price      (000)    Exercise Price      (000)    Exercise Price
                                     ---    --------------       ---     --------------       ---     --------------
Outstanding at beginning of year     763         $24             391          $22             347          $21
  Granted                             48         $31             424          $27              84          $29
  Exercised                           (8)        $24             (14)         $23             (16)         $18
  Forfeited                          (45)        $29             (38)         $30             (24)         $27
                                     ---                         ---                          ---
Outstanding at end of year           758         $25             763          $24             391          $22
                                     ===                         ===                          ===

Options Exercisable at year-end      224         $26             109          $25             193          $18


                                                1996                         1995
                                                ----                         ----
Weighted-average fair value of
 options granted during the year
 where market price at date of grant:
  - is below exercise price                                                   $10
  - is at exercise price                         $12                          $11
  - is above exercise price                                                   $16

The following table summarizes information about stock options outstanding at December 28, 1996:

                                      Options Outstanding                         Options Exercisable
                       -------------------------------------------------    ------------------------------
                         Number      Weighted-Average                         Number
      Range of         Outstanding      Remaining       Weighted-Average    Outstanding   Weighted-Average
  Exercise Prices        (000)      Contractual Life    Exercise Price        (000)       Exercise Price
  ---------------         ---       ----------------    --------------         ---        --------------
  $12.50 to $18.50        226              8.2                $14               35              $13
  $22.50 to $24.65         53              5.3                $24               53              $24
  $27.25 to $30.53        403              7.4                $28               89              $28
  $31.50 to $37.01         76              6.8                $35               47              $36
                          ---                                                  ---
                          758              7.7                $25              224              $26
                          ===                                                  ===

The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares obtained through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. The tax benefit of this deduction is reflected in additional paid-in capital and totaled $25,000, $51,000 and $91,000 in 1996, 1995 and 1994, respectively.

NOTE 7   CREDIT FACILITIES

The Company maintains credit facilities that aggregate $20,000,000 and include $10,000,000 for a revolving term loan, the availability of which terminates on April 30, 1997, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. No amounts were outstanding under this facility at December 28, 1996. The remaining portion of the credit facilities of $10,000,000 is a line of credit that expires May 1, 1997. No amounts were outstanding under this facility at December 28, 1996. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus a percentage ranging from .625% to
 .75%, or a negotiated rate, as defined. The facilities require the maintenance of certain financial ratios and restrict future common stock dividends to 50% of aggregated net income. Interest paid in 1996, 1995 and 1994 was $5,000, $223,000, and $182,000, respectively.

NOTE 8   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            EARNINGS PER SHARE
                                                            ------------------
                        NET          GROSS         NET                  FULLY
1996                   SALES        MARGIN       INCOME     PRIMARY    DILUTED
----                 ---------     --------     --------     ------     ------
First quarter        $  34,183     $ 11,300     $  3,141     $ 0.50     $ 0.50
Second quarter          42,159       14,321        4,529       0.74       0.74
Third quareter          44,549       13,971        4,738       0.78       0.78
Fourth quarter          31,477        7,928        2,111       0.35       0.35
                     ---------     --------     --------     ------     ------

Total                $ 152,368     $ 47,520     $ 14,519     $ 2.37     $ 2.37
                     =========     ========     ========     ======     ======

1995

First quarter        $  33,646     $  9,040     $  2,356     $ 0.37     $ 0.37
Second quarter          42,984       11,469        3,525       0.55       0.55
Third quarter           48,230       13,231        4,223       0.66       0.66
Fourth quarter          31,513        8,910        1,981       0.31       0.31
                     ---------     --------     --------     ------     ------

Total                $ 156,373     $ 42,650     $ 12,085     $ 1.89     $ 1.89
                     =========     ========     ========     ======     ======

NOTE 9   GEOGRAPHIC SEGMENTS

Financial information by geographic area for each of the three years in the period ended December 28, 1996, is summarized as follows:


                                    UNITED                             GENERAL         INTER-AREA
1996                                STATES            EUROPE          CORPORATE       ELIMINATIONS         TOTAL
                                -------------      ------------     ------------        ---------      -------------
Trade sales - net               $ 134,021,000      $ 18,347,000     $                                  $ 152,368,000
Inter-area sales                      242,000                                           $(242,000)
                                -------------      ------------     ------------        ---------      -------------
Net sales                       $ 134,263,000      $ 18,347,000     $                   $(242,000)     $ 152,368,000
                                =============      ============     ============        =========      =============
Operating income (loss)         $  31,235,000      $  1,191,000     $ (8,353,000)       $              $  24,073,000
                                =============      ============     ============        =========      =============
Identifiable assets             $  75,700,000      $ 21,957,000     $  2,359,000        $              $ 100,016,000
                                =============      ============     ============        =========      =============


1995

Trade sales - net               $ 135,654,000      $ 20,719,000     $                                  $ 156,373,000
Inter-area sales                      195,000                                           $(195,000)
                                -------------      ------------     ------------        ---------      -------------
Net sales                       $ 135,849,000      $ 20,719,000     $                   $(195,000)     $ 156,373,000
                                =============      ============     ============        =========      =============
Operating income (loss)         $  26,982,000      $    709,000     $ (7,753,000)       $              $  19,938,000
                                =============      ============     ============        =========      =============
Identifiable assets             $  67,044,000      $ 21,666,000     $  2,086,000        $              $  90,796,000
                                =============      ============     ============        =========      =============


1994

Trade sales - net               $ 129,878,000      $ 17,894,000     $                                  $ 147,772,000
Inter-area sales                      330,000                                           $(330,000)
                                -------------      ------------     ------------        ---------      -------------
Net sales                       $ 130,208,000      $ 17,894,000     $                   $(330,000)     $ 147,772,000
                                =============      ============     ============        =========      =============
Operating income (loss)         $  30,783,000      $   (650,000)    $ (7,774,000)       $              $  22,359,000
                                =============      ============     ============        =========      =============
Identifiable assets             $  71,470,000      $ 16,364,000     $  1,351,000        $              $  89,185,000
                                =============      ============     ============        =========      =============



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

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Directors of
  Liqui-Box Corporation:

We have audited the accompanying consolidated balance sheets of Liqui-Box Corporation and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Liqui-Box Corporation and subsidiaries for the year ended December 31, 1994 were audited by other auditors whose report, dated March 2, 1995, expressed an unqualified opinion on those statements.

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

In our opinion, such 1996 and 1995 consolidated financial statements present fairly, in all material respects, the financial position of Liqui-Box Corporation and subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
March 11, 1997

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Liqui-Box Corporation
Worthington, Ohio

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Liqui-Box Corporation and subsidiaries for the year in the period ended December 31, 1994. Our audit also included the financial statement schedule listed in the index at item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liqui-Box Corporation and subsidiaries at December 31, 1994, and the consolidated results of operations and their cash flows subsidiaries for the year in the period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




/s/ Ernst & Young LLP

Columbus, Ohio
March 2, 1995






                                       52