Form 10-K405, Exhibit 13
period 1998-01-03
LIQUI BOX CORP
filed 1998-04-03
CIK 216430

EXHIBIT (13) 1997 ANNUAL REPORT TO STOCKHOLDERS

                              FINANCIAL HIGHLIGHTS

     For the Five Fiscal Years Ended January 3, 1998 (In thousands of dollars, except per share data)

SELECTED INCOME STATEMENT DATA                 1997              1996              1995              1994              1993
Net Sales                                    $154,145          $152,368          $156,373          $147,772          $130,081
Income Before Taxes                            26,115            24,109            20,038            22,246            21,594
Net Income                                     15,646            14,519            12,085            13,327            12,937
Net Income as a % of Net Sales                  10.2%              9.5%              7.7%              9.0%              9.9%
Return on Stockholders' Equity                  19.9%             17.7%             15.8%             19.2%             21.4%
Earnings Per Share
     Basic                                   $   2.77          $   2.44          $   1.94          $   2.11          $   2.04
     Diluted                                 $   2.72          $   2.41          $   1.92          $   2.10          $   2.03
Selected Balance Sheet Data
  Total Assets                                 97,442           100,016            90,796            89,185            86,072
Long-term Obligations                              --                --                --                --                55
Cash Dividends Per Share                     $   0.52          $   0.48          $   0.42          $   0.40          $   0.39
Book Value Per Share                         $  14.06          $  14.47          $  13.02          $  11.76          $  10.25
Market Price at Fiscal Year-end              $  39.06          $  32.75          $  29.63          $  33.25          $  38.00

                             DATA PER COMMON SHARE

     The reported low and high closing prices on the NASDAQ National Market as reported by the National Quotation Bureau, Inc. and cash dividends per share were as follows:


                                                              1997                                  1996
                                                                      CASH                                 CASH
                                                                      DIVIDENDS                            DIVIDENDS
                                                  LOW       HIGH      PER SHARE         LOW       HIGH     PER SHARE

First Quarter                                   28 3/4     34 1/2       $0.13         29 1/4     33 1/2      $0.11
Second Quarter                                  32 1/2     34 3/4       $0.13         28 1/2     33 1/2      $0.11
Third Quarter                                   32 3/4     38 3/4       $0.13         26 1/2     33          $0.13
Fourth Quarter                                  36 1/8     40 1/4       $0.13         29 1/4     33          $0.13

     As of January 3, 1998, there were 750 holders of record of common shares.

                            SHARE REPURCHASE PROGRAM

Liqui-Box is committed to increasing the market value of each share of its common stock outstanding. As part of this commitment the Company closely monitors the current market price on a daily basis. During 1997 and 1996, the Company felt that its common stock was undervalued by the market and as a result the Company began an aggressive campaign to repurchase its common shares outstanding. During 1997 and 1996 Liqui-Box repurchased 696,801 common shares at an aggregate cost of $25,250,000 and 407,137 common shares at an aggregate cost of $12,160,000, respectively. The Company purchased an additional 435,900 common shares from January 4, 1998 through March 12, 1998 at an aggregate cost of $16,558,000. The grand total of the above purchases was $53,968,000 at an average cost of $35.05. These would have had a total market value of $65,828,000 based on a closing price of $42.75 on March 12, 1998, an excess over cost of $11,860,000.

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

MANUFACTURING FACILITIES      Allentown, Pennsylvania
                              Ashland, Ohio
                              Auburn, Massachusetts
                              Elkton, Maryland
                              Houston, Texas
                              Lake Wales, Florida
                              Ontario, California
                              Sacremento, California
                              Upper Sandusky, Ohio
                              Worthington, Ohio
                              Romiley, England


                             CORPORATE INFORMATION

     AUDITORS                 Deloitte & Touche LLP, Columbus, Ohio

     TRANSFER AGENT           National City Bank,
                              Cleveland, Ohio

     FORM 10-K                The Annual Report to the Securities and Exchange
                              Commission on Form 10-K is available to
                              Shareholders upon written request to the Chairman
                              of the Corporation.

     ANNUAL MEETING           The Annual Meeting of Shareholders will be held at
                              the Columbus Marriott North, 6500 Doubletree Ave.,
                              Columbus, Ohio on April 22, 1998 at 9:00 a.m.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                             RESULTS OF OPERATIONS

1997 COMPARED TO 1996

     During 1997, Liqui-Box Corporation (the "Company") experienced a 1.1% increase in net sales dollars on a .7% increase in unit sales compared to 1996. The increase in net sales can be primarily attributed to a comparable increase in unit sales. Selling prices on most products remained relatively stable in 1997, as did the cost of the Company's prime raw material, plastic resin. Fiscal year 1997 consisted of fifty-three weeks while fiscal year 1996 consisted of fifty-two weeks. The Company does not believe the additional week had a material impact on the results of operations because the additional week occurred at the end of the fiscal year when the sales and related activities of the Company are historically lower.

     Gross profit, as a percentage of net sales, was 32.2% in 1997 and 31.2% in 1996. This increase is primarily the result of improvements in plant efficiencies, including the positive impact of previous plant consolidations.

     Selling, administrative and development expenses in 1997 were $24,619,000, compared to $23,447,000 in 1996, an increase of $1,172,000. This increase is primarily due to two factors of similar magnitude: an increase in compensation-related costs and an increase in depreciation and amortization expense. The increase in compensation-related costs in 1997 is the result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability. The increase in depreciation and amortization expense is the result of the significant investment the Company has made in the past two years in expansion and improvements to existing plants, as well as purchases of new, and improvements to existing, plant equipment.

     Research and development costs were $1,371,000 in 1997 and $1,856,000 in 1996, a decrease of $485,000. The 1996 costs included significant costs associated with development of the Company's new clear PET Handi-Tap. It should be noted that the above amounts only include direct costs associated with research and development. The Company and all of its employees share a commitment to continually improving existing products and processes, as well as developing new products.

     Net income increased by 7.8% to $15,646,000 in 1997, compared to $14,519,000 in 1996. This increase is a result of the increase in gross profit, partially offset by the increase in selling, administrative and development costs and income taxes. The provisions for income taxes were 40.1% and 39.8% of before tax income in 1997 and 1996, respectively.

     At the end of 1997 and 1996, Liqui-Box had no significant backlog of orders, which is industry typical.

1996 COMPARED TO 1995

     During 1996, the Company experienced a 4.4% increase in unit sales and a 2.6% decrease in net sales dollars compared to 1995. The decrease in net sales was primarily attributable to decreased selling prices on most products due to a decrease in 1996 in the cost of the Company's prime raw material, plastic resin, partially offset by the increase in unit sales for the year. The cost of most of the resins the Company uses in the manufacture of its products began to rise dramatically in 1994 and the increases continued into 1995. The cost of many of these resins began to decline from their peaks in Spring 1995; however, as of the end of 1996, they had not returned to beginning 1994 levels.

     Gross profit, as a percentage of net sales, was 31.2% in 1996 and 27.3% in 1995. This increase was primarily the result of improvements in plant efficiencies and the positive impact of previous plant consolidations. To a lesser extent, decreased resin costs, partially offset by decreased selling prices, also contributed to the increase in gross profit as a percentage of net sales.

     Selling, administrative and development expenses in 1996 were $23,447,000 as compared to $22,712,000 in 1995, an increase of $735,000. This increase was primarily due to an increase in compensation-related costs in 1996 as a result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability, as well as, to a lesser extent, an increase in the Company's research and development costs. The increases in compensation, research and development costs were partially offset by overall decreases in the Company's other selling, administrative and development costs.

     Research and development costs were $1,856,000 in 1996 and $1,265,000 in 1995, an increase of $591,000. Significant costs were incurred in continued development of the Company's new clear PET Handi-Tap, as well as improvements to existing products.

     Net income increased by 20.1% to $14,519,000, compared to $12,085,000 in 1995. This increase was a result of the increase in gross profit, partially offset by the increase in selling, administrative and development costs and income taxes.

                        LIQUIDITY AND CAPITAL RESOURCES

     Total working capital at year-end was $23,521,000, $37,468,000 and $38,924,000 in 1997, 1996 and 1995, respectively. The ratio of current assets to current liabilities was 2.0 to 1 for 1997, 3.6 to 1 in 1996 and 5.0 to 1 in 1995. Net cash provided from operations was $30,177,000 for 1997 compared to $29,762,000 in 1996 and $21,159,000 in 1995. The increase in cash provided was the result of improved profitability of the Company, coupled with better asset and liability management. Net cash used in investing activities was $9,628,000 for 1997 compared to $13,659,000 in 1996 and $8,066,000 in 1995. The cash used in investing activities was primarily for purchases of new plant equipment and improvements to existing property and plant equipment. Cash used in financing activities was $17,615,000 for 1997 compared to $11,759,000 in 1996 and $8,111,000 in 1995. The cash used in financing activities was primarily for the acquisition of treasury stock and payment of cash dividends, offset by borrowings on the Company's revolving line of credit.

     Liqui-Box's major commitments for capital expenditures as of January 3, 1998 were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease or sale and tooling for new products. Funds required to fulfill these commitments are expected to be provided by operations.

     There have been no significant changes in the Company's capitalization during the past three years except for the repurchase and the issuance of treasury shares. The common shares have been bought at prices considered fair by management and there has been cash available for the purchases. The Company feels the purchases represent a good investment and secure common shares for issuance under the Company's employee benefit plans. The Company purchased an additional 435,900 common shares from January 4, 1998 through March 12, 1998 at an aggregate cost of $16,558,000.

     Financing arrangements with The Huntington National Bank ("Bank") provide various credit facilities with a total commitment of $30,000,000. There was $10,000,000 outstanding under these commitments as of January 3, 1998. A portion of these credit facilities expired on March 1, 1998; however, management has a commitment from the Bank to renew these facilities on terms comparable to the existing facilities. The remaining portion of these facilities expire on April 30, 2000.

     Longer-term cash requirements, other than those related to normal operations, relate to financing anticipated growth, increasing capacity at existing plants, developing new products and enhancing of existing products, dividend payments, and possible continued repurchases of the Company's common shares. The Company believes that its existing cash and cash equivalents, available credit facilities and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for the 1998 fiscal year.

     During 1996 and 1995, the Company experienced dramatic fluctuations in the costs of plastic resin; however, the Company was able to obtain an adequate supply for its needs. In 1998, it is uncertain what will happen to plastic resin prices. The Company anticipates that during 1998, there will be an adequate supply of the major types of plastic resin it purchases.

     Management feels that inflation did not have a material effect on the Company during 1997; however, management feels that inflation did have a material effect on the Company during 1996 and 1995 due to fluctuations in the cost of resin. The Company has the ability to adjust prices as the cost of resin changes; however, there is a time lag between when the Company incurs a change in resin cost and when that change is passed on to a customer.

                                   YEAR 2000

     In prior years, certain computer programs were written using two digits, rather than four, to define the applicable year. These programs were written without considering the impact of the upcoming century and may experience problems handling dates beyond the year 1999. This could cause computer applications to fail or to create erroneous results unless corrective measures are taken. Incomplete or untimely resolution of the Year 2000 issue could have a material impact on the Company's business, operations or financial condition in the future.

     The Company has been assessing the impact that the Year 2000 issue will have on its computer systems since 1995. In response to these assessments, which are ongoing, the Company developed a plan to replace all critical systems. Project plans call for the implementation of an integrated application software package purchased from a software vendor. This application software has received ITAA*2000 certification from the Information Technology Association of America as Year 2000 compliant. In addition, the Company is in the process of replacing all critical computer hardware and PC software with Year 2000 compliant products. The current project plan calls for the implementation to be completed in the second quarter of 1998 at an approximate cost of $1,000,000. The Company is also in the process of surveying critical suppliers and customers to determine the status of their Year 2000 compliance programs.

     Based on the work to date, and assuming the Company's project plans can be implemented as planned, the Company believes future costs relating to the Year 2000 issue will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

                            NEW ACCOUNTING STANDARD

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The statement is effective for periods beginning after December 15, 1997. The Company has not completed the process of evaluating the impact on its financial statements when such statement is adopted.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. All statements which are not historical fact are forward-looking statements based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance, the economic and business environment and the impact of governmental regulations, both in the United States and abroad, the effects of competitive products and pricing pressures, the impact of fluctuations in foreign currency exchange rates, capacity, efficiency and supply constraints, weather conditions, and other risks detailed in the Company's press releases, shareholder communications and Security and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS,
JANUARY 3, 1998 AND DECEMBER 28, 1996
-------------------------------------------------------------------------------

ASSETS                                                          1997                  1996
Current Assets:
  Cash and cash equivalents                                 $17,425,000           $15,248,000
  Accounts receivable:
    Trade, net of allowance for doubtful accounts
      of $933,000 and $742,000, respectively                 14,155,000            16,265,000
    Other                                                       657,000             1,141,000
                                                            -----------          ------------
      Total receivables                                      14,812,000            17,406,000
                                                            -----------          ------------
  Inventories:
    Raw materials and supplies                                7,165,000             8,869,000
    Work in process                                           3,027,000             4,194,000
    Finished goods                                            3,563,000             4,491,000
                                                            -----------          ------------
      Total inventories                                      13,755,000            17,554,000
                                                            -----------          ------------
  Other current assets                                        1,388,000             1,517,000
                                                            -----------          ------------
      Total Current Assets                                   47,380,000            51,725,000
                                                            -----------          ------------
Property, Plant and Equipment -- At cost:
  Land, buildings and leasehold improvements                 14,784,000            10,530,000
  Equipment and vehicles                                     68,375,000            62,469,000
  Equipment leased to customers                              18,331,000            18,940,000
  Construction in process                                     2,359,000             5,584,000
                                                            -----------          ------------
      Total                                                 103,849,000            97,523,000
  Less accumulated depreciation and amortization            (66,295,000)          (62,494,000)
                                                            -----------          ------------
      Property, plant and equipment -- net                   37,554,000            35,029,000
                                                            -----------          ------------

OTHER ASSETS:
  Goodwill, net of amortization                               9,137,000             9,857,000
  Deferred charges and other assets, net                      3,371,000             3,405,000
                                                            -----------          ------------
      Total other assets                                     12,508,000            13,262,000
                                                            -----------          ------------
TOTAL ASSETS                                                $97,442,000          $100,016,000
                                                            ===========          ============


See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS,
JANUARY 3, 1998 AND DECEMBER 28, 1996
-------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY                                1997          1996
Current Liabilities:
  Accounts payable                                          $  6,962,000   $  6,640,000
  Short-term borrowings                                       10,000,000         --
  Dividends payable                                              624,000        758,000
  Salaries, wages and related liabilities                      1,962,000      1,696,000
  Federal, state and local taxes                                 684,000      1,059,000
  Other accrued liabilities                                    3,627,000      4,104,000
                                                            ------------   ------------
      Total Current Liabilities                               23,859,000     14,257,000
                                                            ------------   ------------
Deferred Income Taxes                                          1,069,000      1,379,000
                                                            ------------   ------------

Commitments and contingencies                                     --             --

Stockholders' Equity:
  Preferred stock, without par value, 2,000,000 shares
    authorized; none issued                                       --             --
  Common stock, $.1667 stated value, 20,000,000 shares
    authorized, 7,262,598 shares issued                        1,210,000      1,210,000
  Additional paid-in capital                                   7,234,000      6,615,000
  Cumulative translation adjustment                            1,242,000      1,986,000
  Unrealized gain on marketable securities                       872,000        605,000
  Retained earnings                                          121,979,000    109,175,000
  Less treasury stock, at cost -- 2,105,553 and 1,432,203
    shares, respectively                                     (60,023,000)   (35,211,000)
                                                            ------------   ------------
      Total Stockholders' Equity                              72,514,000     84,380,000
                                                            ------------   ------------
Total Liabilities and Stockholders' Equity                  $ 97,442,000   $100,016,000
                                                            ============   ============

See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995
----------------------------------------------------------------------------

                                             53 weeks      52 weeks      52 weeks

                                               1997          1996          1995
Net Sales                                  $154,145,000  $152,368,000  $156,373,000
Cost of Sales                               104,516,000   104,848,000   113,723,000
                                           ------------  ------------  ------------

    Gross Margin                             49,629,000    47,520,000    42,650,000

Selling, administrative and development
  expenses                                   24,619,000    23,447,000    22,712,000
                                           ------------  ------------  ------------

    Operating Income                         25,010,000    24,073,000    19,938,000

Other Income (Expense):
    Interest and dividend income                923,000       541,000       221,000
    Interest expense                            (59,000)       (5,000)     (222,000)
    Other, net                                  241,000      (500,000)      101,000
                                           ------------  ------------  ------------

Income Before Income Taxes                   26,115,000    24,109,000    20,038,000

Taxes on Income                              10,469,000     9,590,000     7,953,000
                                           ------------  ------------  ------------

Net Income                                 $ 15,646,000  $ 14,519,000  $ 12,085,000
                                           ============  ============  ============

Earnings per Share:
  Basic                                    $       2.77   $      2.44   $      1.94
  Diluted                                  $       2.72   $      2.41   $      1.92

Cash dividends per common share            $       0.52   $      0.48   $      0.42

Weighted average number of shares used in
computing earnings per share:
  Basic                                       5,643,479     5,959,962     6,223,395
  Diluted                                     5,760,163     6,022,755     6,284,771

See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995

                                                                                        UNREALIZED
                                                            ADDITIONAL   CUMULATIVE      GAIN ON
                                    SHARES       COMMON      PAID-IN     TRANSLATION    MARKETABLE    TREASURY       RETAINED
                                 OUTSTANDING     STOCK       CAPITAL      ADJUSTMENT    SECURITIES      STOCK        EARNINGS
Balance at December 31, 1994..... 6,267,666    $1,210,000   $4,478,000     $ 729,000                $(20,751,000)  $ 88,017,000

Net income.......................                                                                                    12,085,000
Cash dividends...................                                                                                    (2,608,000)
Purchase of treasury shares......  (164,279)                                                          (4,837,000)
Proceeds from exercise of
  stock options..................    14,219                     49,000                                   283,000
Tax benefit on stock
  options exercised..............                               51,000
 Deferred compensation...........                              600,000
Translation loss.................                                           (111,000)
Unrealized gain on
  marketable securities..........                                                       $ 460,000
                                  ---------     ----------   ----------    ----------   ---------   ------------    -----------
Balance at December 30, 1995..... 6,117,606      1,210,000    5,178,000       618,000     460,000    (25,305,000)    97,494,000

Net income.......................                                                                                    14,519,000
Cash dividends...................                                                                                    (2,838,000)
Purchase of treasury shares......  (407,137)                                                         (12,160,000)
Sale of treasury shares..........   111,923                     949,000                                2,101,000
Proceeds from exercise of
  stock options..................     8,003                      11,000                                  153,000
Tax benefit on stock options
  exercised......................                                25,000
 Deferred compensation...........                               452,000
Translation gain.................                                           1,368,000
Unrealized gain on
  marketable securities..........                                                         145,000
                                  ---------     ----------    ---------    ----------   ---------   ------------   ------------

Balance at December 28, 1996..... 5,830,395      1,210,000    6,615,000     1,986,000     605,000    (35,211,000    109,175,000

Net income.......................                                                                                    15,646,000
Cash dividends...................                                                                                    (2,842,000)
Purchase of treasury shares......  (696,801)                                                         (25,250,000)
Proceeds from exercise of
  stock options..................    23,451                     107,000                                  438,000
Tax benefit on stock
  options exercised..............                                66,000
Deferred compensation............                               446,000
Translation loss.................                                            (744,000)
Unrealized gain on
  marketable securities..........                                                         267,000

Balance at January 3, 1998....... 5,157,045     $1,210,000   $7,234,000    $1,242,000  $  872,000   $(60,023,000)  $121,979,000

See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995
-------------------------------------------------------------------------------

                                                               53 weeks              52 weeks              52 weeks

                                                                 1997                  1996                  1995
Operating Activities:
  Net income                                                 $15,646,000           $14,519,000           $12,085,000
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                              7,142,000             6,643,000             6,275,000
    Provision for loss on accounts receivable                    428,000               747,000               723,000
    Amortization of other noncurrent assets                    1,052,000             1,147,000             1,091,000
    Loss(gain) on disposal of property, plant and
      equipment                                                  (56,000)              (45,000)              619,000
    Deferred compensation                                        446,000               452,000               600,000
    Changes in deferred income tax accounts                     (236,000)              (76,000)              (32,000)
    Changes in operating assets and liabilities:
    Accounts receivable                                        2,167,000             1,063,000            (3,760,000)
    Inventories                                                3,799,000               938,000             5,783,000
    Other current assets                                          54,000                19,000             1,593,000
    Accounts payable                                             321,000             1,688,000            (2,316,000)
    Salaries, wages and related liabilities                      266,000               401,000              (344,000)
    Other accrued liabilities                                   (852,000)            2,266,000            (1,158,000)
                                                            ------------          ------------           -----------
Net cash provided by operating activities                     30,177,000            29,762,000            21,159,000
                                                            ------------          ------------           -----------
Cash Flows From Investing Activities:
  Purchase of property, plant and equipment                  (11,467,000)          (15,116,000)           (9,646,000)
  Proceeds from sale of property, plant and
    equipment                                                  1,863,000             2,055,000             1,467,000
  Other changes, net                                             (24,000)             (598,000)              113,000
                                                            ------------          ------------           -----------
Net cash used in investing activities                         (9,628,000)          (13,659,000)           (8,066,000)
                                                            ------------          ------------           -----------
Cash Flows From Financing Activities:
   Acquisition of treasury shares                            (25,250,000)          (12,160,000)           (4,837,000)
   Sale of treasury shares                                            --             3,050,000                    --
   Exercise of stock options, including tax benefit              611,000               189,000               383,000
   Cash dividends                                             (2,976,000)           (2,838,000)           (2,608,000)
   Proceeds from short-term borrowings                        10,000,000                    --                    --
   Repayment of short-term borrowings                                 --                    --            (1,000,000)
   Other                                                                                                     (49,000)
                                                            ------------          ------------           -----------

Net cash used in financing activities                        (17,615,000)          (11,759,000)           (8,111,000)
Effect of exchange rate changes on cash                         (757,000)            1,480,000               101,000
Increase in cash and cash equivalents                          2,177,000             5,824,000             5,083,000
Cash and cash equivalents, Beginning of year                  15,248,000             9,424,000             4,341,000
                                                            ------------          ------------           -----------
Cash and cash equivalents, End of year                      $ 17,425,000          $ 15,248,000           $ 9,424,000
                                                            ============          ============           ===========

See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 3, 1998, DECEMBER 28,1996 AND DECEMBER 30, 1995
--------------------------------------------------------------------------------

NOTE 1 ACCOUNTING POLICIES

     Liqui-Box Corporation and subsidiaries (the "Company") is a manufacturer of bag-in-box flexible packaging, blow-molded containers, filling equipment and bulk liquid dispensing systems for the beverage, processed foods, dairy, wine and other specialty products industries. The Company operates eleven manufacturing plants in the United States and Europe in primarily the plastic packaging industry. Significant accounting policies of the Company are as follows:

     Consolidation -- The consolidated financial statements include the accounts of Liqui-Box Corporation and its subsidiaries, all of which are wholly-owned. The Company eliminates all significant intercompany balances and transactions in the consolidated financial statements.

     Basis of Accounting -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents -- The Company considers money market funds and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are on deposit primarily with two financial institutions.

     Concentration of Credit Risk and Major Customer -- The Company's exposure to credit risk is impacted by the economic climate affecting its diverse customer base and wide geographic dispersion. The Company manages this risk by performing ongoing credit evaluations of its customers. Reserves for credit losses are maintained by the Company and losses have been within Company expectations.

     Approximately 19%, 18%, and 17% of the Company's revenues in 1997, 1996, and 1995, respectively, were derived from sales to one major customer. Trade receivables due from this customer were $734,000 and $1,677,000 at January 3, 1998 and December 28, 1996, respectively.

     Inventory Valuation -- Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $2,269,000 and $2,535,000 at January 3, 1998 and December 28, 1996, respectively. The impact of partial inventory liquidations in certain LIFO pools reduced the LIFO provision by approximately $956,000 in 1995. The Company's inventory of machine parts and inventories of certain subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $7,067,000 and $8,077,000 at January 3, 1998 and December 28, 1996, respectively.

     Property, Plant and Equipment -- Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets as follows: buildings and improvements -- 5 to 30 years; and equipment -- 3 to 7 years.

     Goodwill and Other Intangibles -- Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straight-line method over 20 to 25 years. Other intangibles resulting from business acquisitions, comprised mainly of costs related to sales agreements, patents and non-compete agreements, are being amortized using the straight-line method over 3 to 17 years. Accumulated amortization of goodwill and other intangibles as of January 3, 1998 and December 28, 1996 approximated $6,710,000 and $5,625,000, respectively. At each balance sheet date, a determination is made by the Company as to whether any intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, operating factors and undiscounted cash flows.

     Marketable Securities -- Marketable securities consist primarily of common stocks and are included in other noncurrent assets. The Company classifies its securities as available for sale and, accordingly, carries such at fair market value, based on quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair market value, cost and unrealized gains, net of tax, were $1,513,000, $59,000 and $872,000, respectively, at January 3, 1998 and $1,067,000, $59,000 and $605,000,
respectively, at December 28, 1996. The unrealized gain, net of tax, is a supplemental non-cash transaction for the statement of cash flows.

     Revenue Recognition -- Revenue from product sales is recognized at the time products are shipped.

     Research and Development -- All research and development costs are expensed as incurred. Such costs amounted to $1,371,000, $1,856,000 and $1,265,000 in 1997, 1996 and 1995, respectively.

     Advertising Costs -- Advertising costs primarily relate to trade shows, product catalogues and product literature. Such costs are expensed as incurred. Total advertising expenses were $686,000, $456,000 and $328,000 in 1997, 1996 and 1995, respectively.

     Earnings Per Share -- In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which required retroactive adoption. Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

     Foreign Currency Translation -- All assets and liabilities of wholly-owned foreign subsidiaries have been translated using the current exchange rate in effect at the balance sheet dates. Revenue and expense accounts of such subsidiaries have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of long-term intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in stockholders' equity.

     Foreign currency exchange gains (losses) arise primarily from transactions denominated in foreign currencies and from forward exchange contracts and are included in other (expense) in the amount of approximately $(236,000),$(4,000) and $(200,000) in 1997, 1996, and 1995, respectively. The Company enters into forward exchange contracts to hedge against foreign currency fluctuations on certain transactions. Transactions hedged with forward exchange contracts will come due at the approximate time that forward exchange contracts held expire. Realized and unrealized gains and losses on these contracts are included in net income. At January 3, 1998, the Company had contracts of approximately $1,621,000 maturing from January 5, 1998 through May 15, 1998 to exchange various currencies to pounds sterling.

     Disclosures Concerning Fair Value of Financial Instruments -- The carrying value of cash and cash equivalents, trade and other receivables, accounts payable, fair value of guaranteed debt obligations to certain officers and employees, short-term borrowings, other current liabilities and forward exchange contracts are estimated to approximate fair value because of the short-term maturity of these items.

     New Accounting Standard -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The statement is effective for periods beginning after December 15, 1997. The Company has not completed the process of evaluating the impact that will result on its financial statements when such statement is adopted.

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

     Significant components of the Company's deferred tax liabilities and assets are as follows:




                                                                JANUARY 3,             DECEMBER 28,
                                                                   1998                    1996
Current deferred tax assets:
     Accounts receivable....................................      $  338,000           $  382,000
     Reserves, accruals and other...........................         585,000              615,000
                                                                  ----------           ----------
Net current deferred tax assets.............................      $  923,000           $  997,000
                                                                  ==========           ==========
Long-term deferred tax liabilities:
     Tax over book depreciation.............................      $1,400,000           $1,164,000
     Marketable securities..................................         582,000              403,000
                                                                  ----------           ----------
          Total long-term deferred tax liabilities..........       1,982,000            1,567,000
                                                                  ==========           ==========
Long-term deferred tax assets:
     Intangibles............................................         271,000              188,000
     Deferred Compensation and other........................         642,000                   --
                                                                  ----------           ----------
          Total long-term deferred tax assets...............         913,000              188,000
Net long-term deferred tax liabilities......................      $1,069,000           $1,379,000
                                                                  ==========           ==========

     Significant components of the provision for income taxes are as follows:

                                                                  1997                1996                1995
Current:
     Federal......................................            $8,874,000           $7,783,000           $6,553,000
     Foreign......................................                83,000              145,000               --
     State........................................             1,927,000            1,841,000            1,432,000
                                                             -----------           ----------           ----------
          Total current taxes.....................            10,884,000            9,769,000            7,985,000
Deferred:
     Federal and State............................              (415,000)            (179,000)             (32,000)
                                                             -----------           ----------           ----------
          Total taxes.............................           $10,469,000           $9,590,000           $7,953,000
                                                             ===========           ==========           ==========

     The following table summarizes the difference between income taxes computed at the expected Federal statutory rate and actual amounts:

                                                              1997                   1996              1995
                                                          -----------             ----------        ----------
Expense at Federal statutory rates.......................  $9,140,000             $8,438,000        $7,013,000
Foreign income taxes.....................................     118,000                145,000            --
State income taxes, net of Federal tax benefit...........   1,271,000              1,175,000           911,000
Other -- net.............................................     (60,000)              (168,000)           29,000
                                                          -----------             ----------        ----------
    Total................................................ $10,469,000             $9,590,000        $7,953,000
                                                          ===========             ==========        ==========
Effective income tax rate................................      40.1 %                 39.8 %            39.7 %
                                                          ===========             ==========        ==========

     The Company made income tax payments, net of refunds, of approximately $11,259,000, $8,699,000 and $9,972,000 in 1997, 1996 and 1995, respectively.

NOTE 3 COMMITMENTS AND CONTINGENCIES

     The Company leases property and equipment pursuant to various non-cancelable operating lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payments on non-cancelable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to January 3, 1998 are: $1,314,000, $1,071,000, $1,019,000, $978,000
and $909,000. Lease payments under non-cancelable operating leases subsequent to the year 2002 aggregate $3,493,000.

     Total rent expense including other cancelable and short-term leases was $2,023,000, $2,354,000 and $2,312,000 in 1997, 1996 and 1995, respectively.

     In 1997, a jury in a United States District Court in Texas returned a verdict against the Company in a lawsuit over an allegedly defective product. The verdict was in the amount of approximately $800,000 in actual damages and $1,360,000 in punitive damages. Legal counsel has advised the Company that it has various defenses and remedies available and the Company intends to pursue all available avenues in the post-trial and appellate review processes. The ultimate liability related to this matter is presently not determinable. No amount has been accrued for this matter in the accompanying financial statements. Because of the risks associated with any litigation, the ultimate outcome may differ.

     The Company is also involved in various other litigation arising in the ordinary course of business. The Company and its legal counsel believe the resolution of such litigation will not have a material effect on the Company's financial statements. However, because of the risks associated with any litigation, the ultimate outcome may differ.

     The Company has guaranteed debt obligations of certain officers and employees totaling $2,800,000 as of January 3, 1998.

NOTE 4 STOCK OPTIONS

     At January 3, 1998, the Company has stock-based compensation programs which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, the only compensation expense charged against income is related to deferred compensation for options issued at a discount from market value at the measurement date of the grant. Compensation expense recorded in 1997, 1996 and 1995 was $446,000, $452,000 and $600,000, respectively. Had the compensation costs for the

Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been as indicated in the pro forma amounts below:

                                                                            1997         1996         1995
                                                                            ----         ----         ----
Net income.............................................  As Reported      $15,646      $14,519      $12,085
                                                         Pro forma        $15,506      $14,359      $12,020
Basic earnings per share...............................  As Reported      $  2.77      $  2.44      $  1.94
                                                         Pro forma        $  2.75      $  2.41      $  1.93
Diluted earnings per share.............................  As Reported      $  2.72      $  2.41      $  1.92
                                                         Pro forma        $  2.69      $  2.38      $  1.91

     The pro forma amounts are not representative of the effects on reported net income for future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995: dividend yield of 1.5%; expected volatility of 23%; risk-free interest rates of 6.6%; and expected lives of 7 years.

     Under the 1990 Liqui-Box Stock Option Plan ("the Plan"), the Company may grant incentive, non-qualified and deferred compensation stock options, or other stockbased awards, as authorized by the Board of Directors. The terms and issuance prices of such awards are to be determined by the Board as limited by Internal Revenue Service rules where applicable. The maximum number of common shares that may be reserved for issuance under the Plan annually is limited to 3% of the outstanding common shares, but shares not awarded in one year may be carried over to the next year. Options granted under the Plan are exercisable according to the terms of each option. However, in the event of a change in control as defined, the options shall become immediately exercisable, except those awarded within the last six months. Options granted under the Plan include the LBShares program, supplemental retirement options and other options.

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

     A summary of the status of the Company's stock option plan as of January 3, 1998 and for the three years then ended is presented below:

                                                   1997                        1996                        1995
                                        -------------------------   -------------------------   -------------------------
                                        SHARES   WEIGHTED-AVERAGE   SHARES   WEIGHTED-AVERAGE   SHARES   WEIGHTED-AVERAGE
                                         (000)    EXERCISE PRICE     (000)    EXERCISE PRICE     (000)    EXERCISE PRICE
                                        ------   ----------------   ------   ----------------   ------   ----------------
Outstanding at beginning of year         758           $25           763           $24           391           $22
    Granted                               42           $36            48           $31           424           $27
    Exercised                            (23)          $26            (8)          $24           (14)          $23
    Forfeited                            (56)          $29           (45)          $29           (38)          $30
                                         ---                         ---                         ---
Outstanding at end of year               721           $25           758           $25           763           $24
                                         ===                         ===                         ===

Options Exercisable at year-end          307           $27           224           $26           109           $25

                                                       1997                        1996                        1995
                                                       ----                        ----                        ----
Weighted-average fair value of
  options granted during the year
   where market price at date of grant:
   -- is below exercise price                                                                                  $10
   -- is at exercise price                             $15                         $12                         $11
   -- is above exercise price                                                                                  $16

     The following table summarizes information about stock options outstanding at January 3, 1998:

                                    OPTIONS OUTSTANDING                       OPTIONS OUTSTANDING
                     -------------------------------------------------   ------------------------------
                       NUMBER     WEIGHTED-AVERAGE                        NUMBER
      RANGE OF       OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   OUTSTANDING   WEIGHTED-AVERAGE
  EXCERCISE PRICES      (000)      CONTRACTUAL LIFE    EXERCISE PRICE       (000)       EXERCISE RICE
  ----------------      -----     -----------------   ----------------      -----      ----------------
  12.50 to $18.50            226         7.2                $14                   45         $13
  22.50 to $24.65             38         4.3                $24                   39         $24
  27.25 to $30.75            345         6.6                $28                  163         $28
  31.50 to $37.00            112         4.6                $36                   60         $36
                     -----------                                         -----------

                             721         6.8                $25                  307         $27
                     -----------                                         -----------

     The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares obtained through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. The tax benefit of this deduction is reflected in additional paid-in capital and totaled $66,000, $25,000 and $51,000 in 1997, 1996 and 1995, respectively.

NOTE 5 EQUIPMENT LEASED TO CUSTOMERS

     The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancelable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at January 3, 1998 and December 28, 1996 approximated $14,477,000 and $13,632,000, respectively. Total lease income including other cancelable and short-term leases was $651,000, $554,000 and $662,000 in 1997, 1996 and 1995,
respectively. The future minimum rentals on noncancelable operating leases for the five fiscal years subsequent to January 3, 1998 and thereafter are:
$484,000, $387,000, $297,000, $199,000, $96,000 and $8,000.

NOTE 6 CREDIT FACILITIES

     The Company maintains unsecured credit facilities that aggregate $30,000,000 and include $10,000,000 for a revolving term loan, the availability of which terminates on April 30, 2000, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. No amounts were outstanding under this facility at January 3, 1998. The remaining portion of the credit facilities of $20,000,000 is a line of credit that expired March 1, 1998; however, the Company has a commitment from the Bank to renew this facility on terms comparable to the existing facility. $10,000,000 was outstanding under this facility at January 3, 1998. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus .50% or a negotiated rate, as defined (6.125% at January 3, 1998). The facilities require the maintenance of certain financial ratios and restrict future common stock dividends to 50% of consolidated net income. Interest paid in 1997, 1996 and 1995 was $36,000, $5,000 and $223,000, respectively.

NOTE 7 EMPLOYEE BENEFIT PLANS

     The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. The Company's contributions to this plan, which are at the discretion of the Board of Directors, were $597,000, $106,000 and $229,000 in 1997, 1996 and 1995, respectively.

     The Company also has an Employee Stock Ownership Plan ("ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2% nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. In addition, all shares of common stock of the Company held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings. Total ESOP expenses were $54,000, $28,000 and $17,000 in 1997, 1996 and 1995, respectively.

     The Company contributes to various retirement plans. Contributions and expenses related to these plans were $4,000, $37,000 and $91,000 in 1997, 1996 and 1995, respectively.

NOTE 8 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             EARNINGS PER SHARE
                              NET              GROSS            NET          ------------------
1997                         SALES            PROFIT          INCOME         BASIC      DILUTED

First quarter               $ 33,958          $10,622         $ 3,191        $0.55       $0.54
Second quarter                42,979           15,307           4,760         0.83        0.81
Third quarter                 44,239           15,060           5,108         0.90        0.88
Fourth quarter                32,969            8,640           2,587         0.48        0.46
                            --------          -------         -------        -----       -----
Total                       $154,145          $49,629         $15,646        $2.77       $2.72
                            ========          =======         =======        =====       =====
1996

First quarter               $ 34,183          $11,300         $ 3,141        $0.51       $0.51
Second quarter                42,159           14,321           4,529         0.76        0.75
Third quarter                 44,549           13,971           4,738         0.80        0.80
Fourth quarter                31,477            7,928           2,111         0.36        0.36
                            --------          -------         -------        -----       -----
Total                       $152,368          $47,520         $14,519        $2.44       $2.41
                            ========          =======         =======        =====       =====

NOTE 9 GEOGRAPHIC SEGMENTS

     Financial information by geographic area for each of the three years in the period ended January 3, 1998, is summarized as follows:

                                      UNITED                          GENERAL        INTER-AREA
                                      STATES           EUROPE        CORPORATE      ELIMINATIONS        TOTAL
1997
Trade sales -- net................ $133,779,000     $20,366,000     $                                $154,145,000
Inter-area sales..................      481,000                                      $(481,000)
                                   ------------     -----------     -----------      ---------       ------------
Net sales......................... $134,260,000     $20,366,000     $                $(481,000)      $154,145,000
                                   ============     ===========     ===========      =========       ============
Operating income (loss)........... $ 33,508,000     $   622,000     $(9,120,000)     $               $ 25,010,000
                                   ============     ===========     ===========      =========       ============
Identifiable assets............... $ 74,986,000     $19,270,000     $ 3,186,000      $               $ 97,442,000
                                   ============     ===========     ===========      =========       ============

1996
Trade sales -- net................ $134,021,000     $18,347,000     $                                $152,368,000
Inter-area sales..................      242,000                                      $(242,000)
                                   ------------     -----------     -----------      ---------       ------------
Net sales......................... $134,263,000     $18,347,000     $                $(242,000)      $152,368,000
                                   ============     ===========     ===========      =========       ============
Operating income (loss)........... $ 31,235,000     $ 1,191,000     $(8,353,000)     $               $ 24,073,000
                                   ============     ===========     ===========      =========       ============
Identifiable assets............... $ 75,700,000     $21,957,000     $ 2,359,000      $               $100,016,000
                                   ============     ===========     ===========      =========       ============

1995
Trade sales -- net................ $135,654,000     $20,719,000     $                                $156,373,000
Inter-area sales..................      195,000                                      $(195,000)
                                   ------------     -----------     -----------      ---------       ------------
Net sales......................... $135,849,000     $20,719,000     $                $(195,000)      $156,373,000
                                   ============     ===========     ===========      =========       ============
Operating income (loss)........... $ 26,982,000     $   709,000     $(7,753,000)     $               $ 19,938,000
                                   ============     ===========     ===========      =========       ============
Identifiable assets............... $ 67,044,000     $21,666,000     $ 2,086,000      $               $ 90,796,000
                                   ============     ===========     ===========      =========       ============

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

NOTE 10 SUBSEQUENT EVENT

     Subsequent to January 3, 1998, the Company purchased 435,900 shares of common stock at an aggregate cost of $16,558,000.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of
  Liqui-Box Corporation

     We have audited the accompanying consolidated balance sheets of Liqui-Box Corporation and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Liqui-Box Corporation and subsidiaries at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Columbus, Ohio
March 12, 1998