Form 10-K405, Exhibit 13
period 1999-01-02
LIQUI BOX CORP
filed 1999-04-01
CIK 216430

Exhibit (13) 1998 ANNUAL REPORT TO STOCKHOLDERS

ANNUAL REPORT INTRODUCTION- 1998

1998 was a very important year for Liqui-Box Corporation. In addition to continuing our record profit growth, we also made great progress in a number of other important areas impacting our future. Most importantly, I think, we made great strides in improving our relationships with our customers during the last twelve months. We have learned to listen better, to respond more quickly to their needs, and to be very proactive in making sure that we are doing what they want us to do. We now have significant initiatives underway to further the kind of product development our customers have said they want.

We also significantly strengthened our organizational team and improved the communications at all levels. Our sales group is stronger than ever with new management and a new compensation system aimed at strategic initiatives rather than just getting the next order. Our production group continues to manage for high quality and improved bottom line results, while our administrative group has installed vastly improved systems and procedures to support our efforts. Most importantly, product development and engineering have taken the front seat and involved all of the above groups in the active pursuit of new things to offer to the market. The best evidence of this shift is that we now have Monday morning management meetings including representatives of all groups, via teleconferencing, with the specific focus of new product and market development.

This year we will be turning more and more day-to-day decisions over to our line managers allowing the officers to spend additional time in strategic areas of the business like market development and acquisitions. This will not be your usual exercise where plans are made and never reviewed, but a continual hands-on look at the future and how well we are driving toward it.

In addition, we are becoming very goal-oriented. Our President, Bill McBee, and I constantly review the goals we have set for the future. We will have this goal-directed focus in effect throughout the corporation by the end of the year. We will use these goals as the driving force behind our progress and innovation in the marketplace. As we all know, the attainment of the desired results is the only measure of success.

Through continued development of Form/Fill/Seal fitment-attachment technology, Liqui-Box Corporation is beginning to take flexible packaging to new heights. This technology has allowed Liqui-Box to expand traditional markets, entering new and exciting areas for the future. From our "StrawPak" to our 6 liter Clear Handi-Tap, Liqui-Box Corporation continues to meet the needs of consumers while maintaining its financial growth.

Another exciting development in 1998 was the acquisition of the Tetrapak StarAsept aseptic bulk packaging system. With this addition, Liqui-Box continues to add to its international dominance of the aseptic market. Recently, Liqui-Box Corporation was recognized as the leader for aseptic installations since 1995 in the United States by more than a 2:1 margin. We are very proud of our success in this demanding arena.

Coupled with this we are entering new markets never contemplated in the past. Just this year we delivered the first machine ever to package a revolutionary blood replacement product that may revolutionize the medical field. We have machines filling everything from aseptic cheese sauce to soft drinks, from medical fluids to purified water. The list just keeps expanding and so do our possibilities for the future.

Finally, we repurchased a significant number of our outstanding shares this year, the effect of which was to raise the earnings per share a whopping 31% over the previous year. We plan to continue this program, as we believe our stock is still undervalued in the marketplace.

As the year 2000 quickly approaches, Liqui-Box Corporation continues to acquire and improve on the techniques that have made us a successful and exciting company for 37 years. With additional markets, heightened customer focus, unmatched product quality, improved service and a strong belief in hard work and focused activity, we believe Liqui-Box Corporation will continue to be a world leader in both the flexible and the rigid packaging marketplace.

                              FINANCIAL HIGHLIGHTS

For the Five Fiscal Years Ended January 2, 1999 (In thousands of dollars, except for per share data)


SELECTED INCOME STATEMENT DATA                             1998            1997            1996            1995             1994
Net Sales                                              $154,656        $154,145        $152,368        $156,373         $147,772
Income Before Taxes                                      28,838          26,115          24,109          20,038           22,246
Net Income                                               17,043          15,646          14,519          12,085           13,327
Net Income as a % of Net Sales                            11.0%           10.2%            9.5%            7.7%             9.0%
Return on Stockholders' Equity                            24.7%           19.9%           17.7%           15.8%            19.2%
Earnings Per Share
       Basic                                              $3.62           $2.77           $2.44           $1.94            $2.11
       Diluted                                            $3.45           $2.72           $2.41           $1.92            $2.10

SELECTED BALANCE SHEET DATA
Total Assets                                             92,074          97,442         100,016          90,796           89,185
Long-term Obligations                                         -               -               -               -                -
Cash Dividends Per Share                                  $0.66           $0.52           $0.48           $0.42            $0.40
Book Value Per Share                                     $14.14          $14.06          $14.47          $13.02           $11.76
Market Price at Fiscal Year-end                          $52.00          $39.06          $32.75          $29.63           $33.25


                              DATA PER COMMON SHARE

The reported low and high closing prices on the NASDAQ National Market as reported by the National Quotation Bureau, Inc. and cash dividends per share were as follows:


                                       1998                                     1997
                                                     Cash                                      Cash
                                                   Dividends                                 Dividends
                          Low          High        Per Share        Low         High         Per Share
First Quarter               36 3/4      49 1/2       $0.15           28 3/4       34 1/2       $0.13
Second Quarter             40 3/16      53 3/8       $0.15           32 1/2       34 3/4       $0.13
Third Quarter               41 1/2      57           $0.18           32 3/4       38 3/4       $0.13
Fourth Quarter              38 1/4      53 7/8       $0.18           36 1/8       40 1/4       $0.13



As of January 2, 1999, there were 692 holders of record of common shares. Credit facility covenants restrict dividends to 50% of net income.

                            SHARE REPURCHASE PROGRAM

Liqui-Box is committed to increasing the market value of each share of its common stock outstanding. As part of this commitment the Company closely monitors the current market price on a daily basis. During 1998, 1997 and 1996 the Company felt that its common stock was undervalued by the market and as a result the Company began an aggressive campaign to repurchase its common shares outstanding. During 1998 and 1997 Liqui-Box repurchased 605,863 common shares at an aggregate cost of $23,902,000 and 696,801 common shares at an aggregate cost of $25,250,000, respectively. The Company purchased an additional 2,700 common shares from January 3, 1999 through March 12, 1999 at an aggregate cost of $138,825. The grand total of the above purchases was $49,291,000 at an average cost of $37.76. These would have had a total market value of $66,573,000 based on a closing price of $51.00 on March 12, 1999, an excess over cost of $17,282,000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                              RESULTS OF OPERATIONS

1998 COMPARED TO 1997
During 1998, Liqui-Box Corporation (the "Company") experienced a .3% increase in net sales dollars on a 5.3% increase in unit sales compared to 1997. The increase in net sales dollars to $154,656,000 in 1998 from $154,145,000 in 1997 was the result of the increase in unit sales, partly offset by sales mix and price changes attributable to decreased selling prices, due to a decrease in 1998 in the cost of the Company's prime raw material, plastic resin. Fiscal year 1998 consisted of fifty-two weeks while fiscal year 1997 consisted of fifty-three weeks.

Gross profit, as a percentage of net sales, was 35.4% in 1998 and 31.9% in 1997. This increase is primarily the result of improvements in plant efficiencies and mix of product sales.

Selling, administrative and development expenses in 1998 were $25,589,000, compared to $24,151,000 in 1997, an increase of $1,438,000. This increase is primarily due to an increase in compensation-related costs and an increase in data processing expenses. The increase in compensation-related costs in 1998 is the result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability. The increase in data processing expenses is the result of updating the Company's computer systems.

Research and development costs were $1,221,000 in 1998 and $1,371,000 in 1997, a decrease of $150,000. The 1997 costs included significant costs associated with development of the Company's new PET clear Handi-Tap. It should be noted that the above amounts only include direct costs associated with research and development. The Company and all of its employees share a commitment to continually improving existing products and processes, as well as developing new products.

Net income increased by 8.9% to $17,043,000, compared to $15,646,000 in 1997. This increase is a result of the increase in gross profit, partially offset by the increase in selling, administrative and development costs and income taxes. The provision for income taxes was 40.9% and 40.1% of before tax income in 1998 and 1997, respectively.

At the end of 1998 and 1997, Liqui-Box had no significant backlog of orders, which is industry typical.

1997 COMPARED TO 1996
During 1997, the Company experienced a 1.1% increase in net sales dollars on a
 .7% increase in unit sales compared to 1996. The increase in net sales can be primarily attributed to a comparable increase in unit sales. Selling prices on most products remained relatively stable in 1997, as did the cost of the Company's prime raw material, plastic resin. Fiscal year 1997 consisted of fifty-three weeks while fiscal year 1996 consisted of fifty-two weeks. The Company does not believe the additional week had a material impact on the results of operations because the additional week occurred at the end of the fiscal year when the sales and related activities of the Company are historically lower.

Gross profit, as a percentage of net sales, was 31.9% in 1997 and 31.2% in 1996. This increase was primarily the result of improvements in plant efficiencies, including the positive impact of previous plant consolidations.

Selling, administrative and development expenses in 1997 were $24,151,000 as compared to $23,447,000 in 1996, an increase of $704,000. This increase was primarily due to an increase in compensation-related costs. The increase in compensation-related costs in 1997 was the result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability.

Research and development costs were $1,371,000 in 1997 and $1,856,000 in 1996, a decrease of $485,000. The 1996 costs included significant costs associated with development of the Company's new clear PET Handi-Tap. It should be noted that the above amounts only include direct costs associated with research and development. The Company and all of its employees share a commitment of continually improving existing products and processes, as well as developing new products.

Net income increased by 7.8% to $15,646,000 in 1997, compared to $14,519,000 in 1996. This growth was the result of the increase in gross profit, partially offset by the increase in selling, administrative and development costs and income taxes. The provisions for income taxes were 40.1% and 39.8% of before tax income in 1997 and 1996, respectively.

                         LIQUIDITY AND CAPITAL RESOURCES

Total working capital at year-end was $16,247,000, $23,521,000 and $37,468,000 in 1998, 1997 and 1996, respectively. The ratio of current assets to current liabilities was 1.6 to 1 for 1998, 2.0 to 1 in 1997 and 3.6 to 1 in 1996. Net cash provided from operations was $23,957,000 for 1998 compared to $30,177,000 in 1997 and $29,762,000 in 1996. The decrease in cash provided was the result of the increase in net income, offset by changes in operating assets and liabilities. Net cash used in investing activities was $9,591,000 for 1998 compared to $9,628,000 in 1997 and $13,659,000 in 1996. The cash used in investing activities was primarily for purchases of new plant equipment, improvements to existing property and plant equipment, and patents and other intangible assets. Cash used in financing activities was $23,124,000 for 1998 compared to $17,615,000 in 1997 and $11,759,000 in 1996. The cash used in financing activities was primarily for the acquisition of treasury stock and payment of cash dividends, offset by borrowings on the Company's revolving line of credit.

Liqui-Box's major commitments for capital expenditures as of January 2, 1999, were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease and tooling for new products. Funds required to fulfill these commitments are expected to be provided by operations.

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

Financing arrangements with The Huntington National Bank ("Bank") provide various credit facilities with a total commitment of $30,000,000. There was $10,800,000 outstanding under these commitments as of January 2, 1999. A portion of these credit facilities expires on April 30, 1999; however, management has a commitment from the Bank to renew these facilities on terms comparable to the existing facility. The remaining portion of these facilities expires on April 30, 2004.

Longer-term cash requirements, other than those related to normal operations, relate to financing anticipated growth; increasing capacity at existing plants; developing new products and enhancing of existing products; dividend payments; and possibly continuing repurchases of the Company's common shares. The Company believes that its existing cash and cash equivalents, available credit facilities, and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for the 1999 fiscal year.

During 1998, the Company experienced general reductions in the costs of plastic resin, and the Company was able to obtain an adequate supply for its needs. In 1999, it is uncertain what will happen to plastic resin prices. The Company anticipates that during 1999, there will be an adequate supply of the major types of plastic resin it purchases.

Management feels that inflation did not have a material effect on the Company during 1998 and 1997; however, management feels that inflation did have a material effect on the Company during 1996 due to fluctuations in the cost of resin. The Company has the ability to adjust prices as the cost of resin changes; however, there is a time lag between when the Company incurs a change in resin cost and when that change is passed on to a customer.

                                    YEAR 2000

In prior years, certain computer programs were written using two digits rather than four to define the applicable year. These programs were written without considering the impact of the upcoming century and may experience problems handling dates beyond the year 1999. This could cause computer applications to fail or to create erroneous results unless corrective measures are taken. Incomplete or untimely resolution of the Year 2000 issue could have a material impact on the Company's business, operations or financial condition in the future.

The Company has identified its Year 2000 risk, in three categories: internal business software; internal non-financial software and imbedded chip technology; and external noncompliance by suppliers and customers.

INTERNAL BUSINESS SOFTWARE. The Company has been assessing the impact that the Year 2000 issue will have on its computer systems since 1995. In response to these assessments, the Company has replaced all critical systems. The Company's Project plan called for the implementation of an integrated application software package which was purchased from a software vendor. This application software has received ITAA*2000 certification from the Information Technology Association of America as Year 2000 compliant. In addition, the Company has replaced all critical computer hardware and PC software with Year 2000 compliant products. The project was implemented in the Second Quarter of 1998, at a total estimated cost of $1,500,000, of which $999,000 has been incurred to date. The project has been funded through operating cash flows.

INTERNAL NON-FINANCIAL SOFTWARE AND IMBEDDED CHIP TECHNOLOGY. The Company is in the data-gathering phase, with regard to non-financial software and imbedded chip technology. The Company does not, at this time, have sufficient data to estimate the cost of achieving Year 2000 compliance for its non-financial systems. If the Company is unable to achieve Year 2000 compliance for its non-financial systems, the Year 2000 could have a material impact on the operations of the Company, although, to date the Company has not found any critical non-financial systems not to be Year 2000 compliant. The Company does not currently have a contingency plan in place for its non-financial software and imbedded chip technology.

EXTERNAL NONCOMPLIANCE BY SUPPLIERS AND CUSTOMERS. The Company is in the process of surveying critical suppliers, service providers and customers to determine the status of their Year 2000 compliance programs. To the extent that responses to Year 2000 readiness are not satisfactory, the Company intends to change suppliers and service providers to those who have demonstrated Year 2000 readiness, but cannot be assured that it will be successful in finding such alternative suppliers and service providers. In the event that any of the Company's major customers and critical suppliers do not achieve successful and timely Year 2000 compliance, and the Company is not successful in replacing them with new customers or alternative suppliers, the Company's business or operations could be adversely affected.

Based on the work to date, the Company believes future costs relating to the Year 2000 issue will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

                         EFFECT OF NEW EUROPEAN CURRENCY

The implementation of the Euro currency in certain European countries in 2002 could adversely impact the Company. In January 1999, a new currency called the "Euro" was introduced in certain Economic and Monetary Union ("EMU") countries. During 2002, all EMU countries are expected to be operating with the Euro as their single currency. Uncertainty exists as to the effect the Euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. The Company is still assessing the impact the EMU formation and Euro implementation will have on internal systems and the sale of its products. The Company expects to take appropriate actions based on the results of such assessment. As of March 12, 1999, the Company has not become aware of any negative impact resulting from the EMU formation and Euro implementation. The Company has not yet determined the cost related to addressing this issue, if any, and there can be no assurance that this issue and its related costs will not have a material adverse effect on the Company's business, operating results and financial condition.

                             NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting provisions for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that the Company formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. The Company is not required to adopt this statement until January 2000. The Company has not determined its method or timing of adopting this statement or the impact on its financial statements.

                           FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. All statements which are not historical fact are forward-looking statements based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of competitive products and pricing pressures; the impact of fluctuations in foreign currency exchange rates and the implementation of the Euro; capacity; efficiency and supply constraints; effective remediation of Year 2000 issues; weather conditions; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

                           CONSOLIDATED BALANCE SHEETS

ASSETS                                                                 January 2, 1999                     January 3, 1998
---------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                       $8,685,000                           $17,425,000
Accounts receivable:
          Trade, net of allowance for doubtful accounts
              of $946,000 and $933,000, respectively                            14,613,000                            14,155,000
          Other                                                                    423,000                               657,000
                                                                   ------------------------           ---------------------------

Total receivables                                                               15,036,000                            14,812,000

Inventories:
          Raw materials and supplies                                             7,551,000                             7,739,000
          Work in process                                                        3,699,000                             3,027,000
          Finished goods                                                         3,066,000                             2,989,000
                                                                   ------------------------           ---------------------------

Total Inventories                                                               14,316,000                            13,755,000


Other current assets                                                             3,247,000                             1,388,000

                                                                   ------------------------           ---------------------------
TOTAL CURRENT ASSETS                                                            41,284,000                            47,380,000


---------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT - at Cost
---------------------------------------------------------------------------------------------------------------------------------

Land, buildings and leasehold improvements                                      14,986,000                            14,784,000
Equipment and vehicles                                                          71,299,000                            69,164,000
Equipment leased to customers                                                   18,497,000                            17,542,000
Construction in process                                                          2,660,000                             2,359,000
                                                                   ------------------------           ---------------------------

TOTAL                                                                          107,442,000                           103,849,000
Less accumulated depreciation and amortization                                (70,847,000)                          (66,295,000)
                                                                   ------------------------           ---------------------------


Property, plant and equipment - net                                             36,595,000                            37,554,000

---------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Goodwill, net of amortization                                                    8,515,000                             9,137,000
Deferred charges and other assets, net                                           5,680,000                             3,371,000
                                                                   ------------------------           ---------------------------

Total other assets                                                              14,195,000                            12,508,000

TOTAL ASSETS                                                                  $ 92,074,000                          $ 97,442,000
                                                                   ------------------------           ---------------------------
                                                                   ------------------------           ---------------------------




See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


                                                                          ------------------------      --------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                          January 2, 1999                January 3, 1998
                                                                          ------------------------      --------------------------
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
Accounts payable                                                                    $   6,638,000                  $    6,962,000
Short-term borrowings                                                                  10,800,000                      10,000,000
Dividends payable                                                                         837,000                         624,000
Salaries, wages and related liabilities                                                 1,883,000                       1,962,000
Federal, state and local taxes                                                          1,172,000                         684,000
Other accrued liabilities                                                               3,707,000                       3,627,000
                                                                          ------------------------      --------------------------
TOTAL CURRENT LIABILITIES                                                              25,037,000                      23,859,000


----------------------------------------------------------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                   1,271,000                       1,069,000

Commitments and Contingencies

                                                                                                -                               -

----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------

Preferred stock, without par value,
          2,000,000 shares authorized; none issued                                              -                               -
Common stock, $.1667 stated value,
          20,000,000 shares authorized,
          7,262,598  shares issued                                                      1,210,000                       1,210,000
Additional paid-in capital                                                              8,588,000                       7,234,000
Accumulated other comprehensive income                                                  2,185,000                       2,114,000
Retained earnings                                                                     135,929,000                     121,979,000
Less:

         Treasury stock, at cost - 2,611,117 and 2,105,553
               shares, respectively                                                  (82,146,000)                    (60,023,000)

----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                             65,766,000                      72,514,000
                                                                          ------------------------      --------------------------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 92,074,000                    $ 97,442,000
                                                                          ------------------------      --------------------------
                                                                          ------------------------      --------------------------





See notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


------------------------------------------------------------------------------------------------------------------------------------
                                                       Fifty-two                    Fifty-three                      Fifty-two
                                                     Weeks Ended                    Weeks Ended                    Weeks Ended
                                                      January 2,                     January 3,                   December 28,
                                          -----------------------         ----------------------        -----------------------
                                                            1999                           1998                           1996
                                          -----------------------         ----------------------        -----------------------
NET SALES                                          $ 154,656,000                  $ 154,145,000                  $ 152,368,000
Cost of Sales                                         99,849,000                    104,984,000                    104,848,000
                                          -----------------------         ----------------------        -----------------------
           Gross Margin                               54,807,000                     49,161,000                     47,520,000

Selling, administrative and
     development expenses                             25,589,000                     24,151,000                     23,447,000
                                          -----------------------         ----------------------        -----------------------
           Operating Income                           29,218,000                     25,010,000                     24,073,000

OTHER INCOME (EXPENSE):

Interest and dividend income                             331,000                        923,000                        541,000
Interest expense                                       (536,000)                       (59,000)                        (5,000)
Other, net                                             (175,000)                        241,000                      (500,000)
                                          -----------------------         ----------------------        -----------------------

INCOME BEFORE INCOME TAXES                            28,838,000                     26,115,000                     24,109,000

TAXES ON INCOME                                       11,795,000                     10,469,000                      9,590,000
                                          -----------------------         ----------------------        -----------------------

NET INCOME                                           $17,043,000                    $15,646,000                    $14,519,000


OTHER COMPREHENSIVE INCOME
    (EXPENSE), NET OF TAX:

Foreign currency translation adjustments                    8,000                      (744,000)                     1,368,000
Unrealized gain on marketable securities                   63,000                       267,000                        145,000
                                          -----------------------         ----------------------        -----------------------

           Other comprehensive income (expense)            71,000                      (477,000)                     1,513,000

                                          -----------------------         ----------------------        -----------------------
    COMPREHENSIVE INCOME                             $17,114,000                    $15,169,000                    $16,032,000
                                          -----------------------         ----------------------        -----------------------
                                          -----------------------         ----------------------        -----------------------

------------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
------------------------------------------------------------------------------------------------------------------------------------

             Basic                                         $3.62                          $2.77                          $2.44
             Diluted                                       $3.45                          $2.72                          $2.41
Cash dividends per common share                            $0.66                          $0.52                          $0.48

------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares used in computed earnings per share:

------------------------------------------------------------------------------------------------------------------------------------

             Basic                                     4,703,198                      5,643,479                      5,959,962
             Diluted                                   4,944,183                      5,760,163                      6,022,755







See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Fifty-two      Fifty-three         Fifty-two
                                                                               Weeks Ended       Weeks Ended       Weeks Ended
                                                                                January 2,        January 3,      December 28,
                                                                               ------------      ------------      ------------
                                                                                       1999              1998              1996
                                                                               ------------      ------------      ------------
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                     $ 17,043,000      $ 15,646,000      $ 14,519,000
Adjustments to reconcile net income to net
cash provided by operating activities:

       Depreciation and amortization                                              7,991,000         7,142,000         6,643,000
       Provision for loss on accounts receivable                                    370,000           428,000           747,000
       Amortization of other noncurrent assets                                      959,000         1,052,000         1,147,000
       Loss (gain) on disposal of property, plant and equipment                     (33,000)          (56,000)          (45,000)
       Deferred compensation                                                        275,000           446,000           452,000
       Changes in deferred income tax accounts                                   (1,439,000)         (236,000)          (76,000)
       Changes in operating assets and liabilities:

              Accounts receivable                                                  (592,000)        2,167,000         1,063,000
              Inventories                                                          (563,000)        3,799,000           938,000
              Other current assets                                                 (218,000)           54,000            19,000
              Accounts payable                                                     (322,000)          321,000         1,688,000
              Salaries, wages and related liabilities                               (79,000)          266,000           401,000
              Other accrued liabilities                                             565,000          (852,000)        2,266,000
                                                                               ------------      ------------      ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                        23,957,000        30,177,000        29,762,000


------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
------------------------------------------------------------------------------------------------------------------------------------

Purchase of property, plant and equipment                                        (9,050,000)      (11,467,000)      (15,116,000)
Proceeds from sale of property, plant and equipment                               2,042,000         1,863,000         2,055,000
Purchase of patents and other intangibles                                        (2,500,000)             --                --
Other changes, net                                                                  (83,000)          (24,000)         (598,000)
                                                                               ------------      ------------      ------------

NET CASH USED IN INVESTING ACTIVITIES                                            (9,591,000)       (9,628,000)      (13,659,000)

------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
------------------------------------------------------------------------------------------------------------------------------------

Acquisition of treasury shares                                                  (23,902,000)      (25,250,000)      (12,160,000)
Sale of treasury shares                                                             255,000              --           3,050,000
Exercise of stock options, including tax benefit                                  2,603,000           611,000           189,000
Cash dividends                                                                   (2,880,000)       (2,976,000)       (2,838,000)
Proceeds from short-term borrowings                                               6,300,000        10,000,000              --
Repayment of short-term borrowings                                               (5,500,000)             --                --
                                                                               ------------      ------------      ------------

NET CASH USED IN FINANCING ACTIVITIES                                           (23,124,000)      (17,615,000)      (11,759,000)

------------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                              18,000          (757,000)        1,480,000
------------------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 (8,740,000)        2,177,000         5,824,000
CASH AND CASH EQUIVALENTS, Beginning of year                                     17,425,000        15,248,000         9,424,000
                                                                               ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, End of Year                                         $  8,685,000      $ 17,425,000      $ 15,248,000
                                                                               ------------      ------------      ------------
                                                                               ------------      ------------      ------------



See notes to consolidated financial statements

LIQUI-BOX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28, 1996

--------------------------------------------------------------------------------

                                                                                    ADDITIONAL           OTHER
                                                     SHARES           COMMON          PAID-IN        COMPREHENSIVE
                                                   OUTSTANDING        STOCK           CAPITAL            INCOME
Balance at December 30, 1995                    6,117,606      $  1,210,000      $  5,178,000     $  1,078,000

Net income
Cash dividends
Purchase of treasury stock                       (407,137)
Sale of treasury stock                            111,923                             949,000
Proceeds from exercise of stock options             8,003                              11,000
Tax benefit on stock options exercised                                                 25,000
Deferred compensation                                                                 452,000
Translation gain                                                                                     1,368,000
Unrealized gain on marketable securities                                                               145,000
--------------------------------------------------------------------------------------------------------------

Balance at December 28, 1996                    5,830,395         1,210,000         6,615,000        2,591,000

Net income
Cash dividends
Purchase of treasury stock                       (696,801)
Proceeds from exercise of stock options            23,451                             107,000
Tax benefit on stock options exercised                                                 66,000
Deferred compensation                                                                 446,000
Translation loss                                                                                      (744,000)
Unrealized gain on marketable securities                                                               267,000
--------------------------------------------------------------------------------------------------------------

Balance at January 3, 1998                      5,157,045         1,210,000         7,234,000        2,114,000

Net income
Cash dividends
Purchase of treasury stock                       (605,863)
Proceeds from exercise of stock options            93,937                             698,000
Sale of treasury stock                              6,362                             147,000
Tax benefit on stock options exercised                                                234,000
Deferred compensation                                                                 275,000
Translation gain                                                                                         8,000
Unrealized gain on marketable securities                                                                63,000
--------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                      4,651,481      $  1,210,000      $  8,588,000     $  2,185,000
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------




                                               TREASURY          RETAINED
                                                STOCK            EARNINGS
Balance at December 30, 1995                 $(25,305,000)     $ 97,494,000

Net income                                                       14,519,000
Cash dividends                                                   (2,838,000)
Purchase of treasury stock
Sale of treasury stock                        (12,160,000)
Proceeds from exercise of stock options         2,101,000
Tax benefit on stock options exercised            153,000
Deferred compensation
Translation gain
Unrealized gain on marketable securities
--------------------------------------------------------------------------------

Balance at December 28, 1996                  (35,211,000)      109,175,000

Net income                                                       15,646,000
Cash dividends                                                   (2,842,000)
Purchase of treasury stock                    (25,250,000)
Proceeds from exercise of stock options           438,000
Tax benefit on stock options exercised
Deferred compensation
Translation loss
Unrealized gain on marketable securities
--------------------------------------------------------------------------------


Balance at January 3, 1998                    (60,023,000)      121,979,000

Net income                                                       17,043,000
Cash dividends                                                   (3,093,000)
Purchase of treasury stock
Proceeds from exercise of stock options        (23,902,000)
Sale of treasury stock                           1,671,000
Tax benefit on stock options exercised             108,000
Deferred compensation
Translation gain
Unrealized gain on marketable securities
--------------------------------------------------------------------------------
Balance at January 2, 1999                   $(82,146,000)     $135,929,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------






See notes to consolidated financial statements.

LIQUI-BOX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28,1996
--------------------------------------------------------------------------------

NOTE 1   ACCOUNTING POLICIES

Liqui-Box Corporation and subsidiaries (the "Company") is a manufacturer of bag-in-box flexible packaging, blow-molded containers, filling equipment and bulk liquid dispensing systems for the beverage, processed foods, dairy, detergent, wine and other specialty products industries. The Company operates eleven manufacturing plants in the United States and Europe in primarily the plastic packaging industry. Significant accounting policies of the Company are as follows:

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

CASH EQUIVALENTS - The Company considers money market funds and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are on deposit primarily with two financial institutions.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER - The Company's exposure to credit risk is impacted by the economic climate affecting its diverse customer base and wide geographic dispersion. The Company manages this risk by performing ongoing credit evaluations of its customers. Reserves for credit losses are maintained by the Company and losses have been within Company expectations.

Approximately 20%, 19% and 18% of the Company's revenues in 1998, 1997 and 1996, respectively, were derived from sales to one major customer. Trade receivables due from this customer were $1,292,000 and $734,000 at January 2, 1999 and January 3, 1998, respectively.

INVENTORY VALUATION - Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $1,137,000 and $2,269,000 at January 2, 1999 and January 3, 1998, respectively. The Company's inventory of machine parts and inventories of certain subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $7,589,000 and $7,067,000 at January 2, 1999 and January 3, 1998, respectively.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets as follows: buildings and improvements
- 5 to 30 years; and equipment - 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES - Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straight-line method over 15 to 25 years. Other intangibles resulting from business acquisitions, comprised mainly of costs related to sales agreements, patents and non-compete agreements, are being amortized using the straight-line method over 3 to 17 years. Accumulated amortization of goodwill and other intangibles as of January 2, 1999 and January 3, 1998 approximated $7,622,000 and $6,710,000, respectively. At each balance sheet date, a determination is made by the Company as to whether any intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, operating factors and undiscounted cash flows. During 1998 the Company purchased inventories, equipment, patents and other intangible assets for $3,000,000, of which approximately $2,500,000 has been recorded as deferred charges and other assets.

MARKETABLE SECURITIES - Marketable securities consist primarily of common stocks and are included in other noncurrent assets. The Company classifies its securities as available for sale and, accordingly, carries such at fair market value, based on quoted market prices, with unrealized gains and losses reported as other comprehensive income. The fair market value, cost and unrealized gains, net of tax, were $1,618,000, $59,000 and $935,000, respectively, at January 2, 1999 and $1,513,000, $59,000 and $872,000, respectively, at January 3, 1998. The unrealized gain, net of tax, is a supplemental non-cash transaction for the statement of cash flows.

TREASURY STOCK - During 1998 and 1997, Liqui-Box repurchased 605,863 common shares at an aggregate cost of $23,902,000 and 696,801 common shares at an aggregate cost of $25,250,000, respectively. Included in the 1998 amounts, referred to above, 35,000 common shares, at an aggregate cost of $1,330,000, were purchased from Jasam Foundation, a charitable trust of which S.B. Davis is a trustee. In addition, the Company purchased from certain officers a total of 19,164 shares at an aggregate cost of $921,000. These purchases were offset by the exercise of options and the purchase of treasury shares amounting to a total of 17,110 shares.

REVENUE RECOGNITION - Revenue from product sales is recognized at the time products are shipped.

RESEARCH AND DEVELOPMENT - All research and development costs are expensed as incurred. Such costs amounted to $1,221,000, $1,371,000 and $1,856,000 in 1998,
1997 and 1996, respectively.

ADVERTISING COSTS - Advertising costs primarily relate to trade shows, product catalogues and product literature. Such costs are expensed as incurred. Total advertising expenses were $769,000, $686,000 and $456,000 in 1998, 1997 and
1996, respectively.

EARNINGS PER SHARE - Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

FOREIGN CURRENCY TRANSLATION - All assets and liabilities of wholly-owned foreign subsidiaries have been translated using the current exchange rate in effect at the balance sheet dates. Revenue and expense accounts of such subsidiaries have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of long-term intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in stockholders' equity. The foreign currency cumulative translation adjustment was $1,250,000, $1,242,000, $1,986,000 and $618,000 at fiscal year ended 1998, 1997, 1996 and
1995, respectively. The related deferred income tax expense (benefit) was $5,000, $(496,000) and $912,000 in fiscal years 1998, 1997 and 1996, respectively.

Foreign currency exchange gains (losses) arise primarily from transactions denominated in foreign currencies and from forward exchange contracts and are included in other income (expense) in the amount of approximately $(10,000), $(236,000) and $(4,000) in 1998, 1997 and 1996, respectively. The Company enters into forward exchange contracts to hedge against foreign currency fluctuations on certain transactions. Transactions hedged with forward exchange contracts will come due at the approximate time that forward exchange contracts held expire. Realized and unrealized gains and losses on these contracts are included in net income. At January 2, 1999, the Company had contracts of approximately $1,064,000 maturing from January 8, 1999 through March 12, 1999 to exchange various currencies to pounds sterling.

DISCLOSURES CONCERNING FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash and cash equivalents; trade and other receivables; accounts payable; fair value of guaranteed debt obligations to certain officers and employees; short-term borrowings; other current liabilities and forward exchange contracts are estimated to approximate fair value because of the short-term maturity of these items.

ACCOUNTING CHANGES - In 1998, the Company adopted the following FASB (Financial Accounting Standards Board) statements. Statement No. 130, "Reporting Comprehensive Income," requires the components of comprehensive income to be disclosed in the financial statements. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. Required disclosures have been made and prior years' information has been restated for the impact of FASB Statements 130 and 131.

NEW ACCOUNTING STANDARD - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting provisions for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that the Company formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. The Company is not required to adopt this statement until January 2000. The Company has not determined its method or timing of adopting this statement or the impact on its financial statements.

RECLASSIFICATION - Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation.

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

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                           JANUARY 2,      JANUARY 3,
                                                                              1999            1998
Current deferred tax assets:
  Accounts receivable                                                      $  305,000     $  338,000
  Reserves, accruals and other                                              2,259,000        585,000
                                                                            ---------      ---------
Net current deferred tax assets                                            $2,564,000     $  923,000
                                                                            ---------      ---------
                                                                            ---------      ---------
Long-term deferred tax liabilities:
  Tax over book depreciation                                               $1,520,000     $1,400,000
  Marketable securities and other                                             770,000        582,000
                                                                            ---------      ---------
            Total long-term deferred tax liabilities                        2,290,000      1,982,000
                                                                            ---------      ---------
Long-term deferred tax assets:
  Intangibles                                                                 492,000        271,000
  Deferred Compensation and other                                             527,000        642,000
                                                                            ---------      ---------
            Total long-term deferred tax assets                             1,019,000        913,000
                                                                            ---------      ---------
Net long-term deferred tax liabilities                                     $1,271,000     $1,069,000
                                                                            ---------      ---------
                                                                            ---------      ---------


Significant components of the provision for income taxes are as follows:


                                         1998              1997               1996
Current:
  Federal                           $ 10,762,000      $  8,874,000      $  7,783,000
  Foreign                                107,000            83,000           145,000
  State                                2,365,000         1,927,000         1,841,000
                                      ----------        ----------         ---------

            Total current taxes       13,234,000        10,884,000         9,769,000
                                      ----------        ----------         ---------

Deferred:
  Federal and State                   (1,439,000)         (415,000)         (179,000)
                                      ----------        ----------         ---------

            Total taxes             $ 11,795,000      $ 10,469,000      $  9,590,000
                                      ----------        ----------         ---------
                                      ----------        ----------         ---------



The following table summarizes the difference between income taxes computed at the expected Federal statutory rate and actual amounts:


                                                       1998             1997              1996
Expense at Federal statutory rates                 $ 10,093,000     $  9,140,000      $  8,438,000
Foreign income taxes                                    107,000          118,000           145,000
State income taxes, net of Federal tax benefit        1,425,000        1,271,000         1,175,000
Other - net                                             170,000          (60,000)         (168,000)
                                                   ------------     ------------      ------------
            Total                                  $ 11,795,000     $ 10,469,000      $  9,590,000
                                                   ------------     ------------      ------------
                                                   ------------     ------------      ------------

Effective income tax rate                                40.9 %           40.1 %            39.8 %




The Company made income tax payments, net of refunds, of approximately $12,746,000, $11,259,000 and $8,699,000 in 1998, 1997 and 1996, respectively.

NOTE 3   COMMITMENTS AND CONTINGENCIES

The Company leases property and equipment pursuant to various non-cancelable operating lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payments on non-cancelable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to January 2, 1999 are: $1,353,000, $1,113,000, $997,000, $914,000 and $801,000. Lease
payments under non-cancelable operating leases subsequent to the year 2003 aggregate $2,696,000.

Total rent expense including other cancelable and short-term leases was $1,895,000, $2,023,000 and $2,354,000 in 1998, 1997 and 1996, respectively.

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

The Company is also involved in various other litigation arising in the ordinary course of business. The Company believes that the reserves recorded in the Company's financial statements are adequate to satisfy the outcome of litigation arising out of the ordinary course of business. However, because of the risks associated with any litigation, the ultimate outcome may differ.

The Company has guaranteed debt obligations of certain officers and employees totaling $2,710,000 as of January 2, 1999.

NOTE 4   STOCK OPTIONS

At January 2, 1999, the Company has stock-based compensation programs which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, the only compensation expense charged against income is related to deferred compensation for options issued at a discount from market value at the measurement date of the grant. Compensation expense recorded in 1998, 1997 and 1996 was $275,000, $446,000 and $452,000,
respectively. Had the compensation costs for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been as indicated in the pro forma amounts below:


                                                         1998        1997       1996
                                                         ----        ----       ----
Net income                           As Reported         $ 17,043   $ 15,646     $14,519
                                     Pro forma           $ 16,797   $ 15,506    $ 14,359

Basic earnings per share             As Reported           $ 3.62     $ 2.77      $ 2.44
                                     Pro forma             $ 3.57     $ 2.75     $  2.41

Diluted earnings per share           As Reported           $ 3.45     $ 2.72     $  2.41
                                     Pro forma             $ 3.40     $ 2.69      $ 2.38



The pro forma amounts are not representative of the effects on reported net income for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998: dividend yield of 1.7%; expected volatility of 23%; risk-free interest rates of 5.25%; and expected lives of 7 years. The assumptions for 1997 and 1996 grants assumed a dividend yield of 1.5%; expected volatility of 23%; risk-free interest rates of 6.6%; and expected lives of 7 years.

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

A summary of the status of the Company's stock option plan as of January 2, 1999 and for the three years then ended is presented below:


                                    1998          1998             1997          1997             1996          1996
                                   ----------------------------  -----------------------------  ----------------------------
                                   Shares   Weighted-Average      Shares   Weighted-Average      Shares   Weighted-Average
                                    (000)    Exercise Price       (000)     Exercise Price       (000)     Exercise Price
                                    -----    --------------       -----     --------------       -----     --------------
Outstanding at beginning of year     721           $25             758            $25            763           $24
  Granted                            60            $41              42            $36             48           $31
  Exercised                         (94)           $25             (23)           $26            (8)           $24
  Forfeited                         (16)           $31             (56)           $29            (45)          $29
                                   -----                          -----                         -----

Outstanding at end of year          671            $26             721            $25            758           $25
                                   -----                          -----                         -----
                                   -----                          -----                         -----
Options Exercisable at year-end     333            $28             307            $27            224           $26




                                                  1998                           1997                           1996
                                                  ----                           ----                           ----
Weighted-average fair value of
  options granted during the year
  where market price at date of grant
  is at exercise price                             $12                            $15                           $12



The following table summarizes information about stock options outstanding at January 2, 1999:



                                       Options Outstanding                          Options Exercisable
                       ----------------------------------------------------   ---------------------------------
                          Number     Weighted-Average                            Number
       Range of        Outstanding       Remaining       Weighted-Average     Outstanding   Weighted-Average
   Excercise Prices       (000)      Contractual Life     Exercise Price         (000)       Exercise Price
   ----------------       -----      ----------------     --------------         -----       --------------
   $12.50 to $18.50          202         6.2                $14                   34              $14
  $22.50 to $24.625           27         3.3                $24                   27              $24
   $27.25 to $30.75          290         5.8                $28                  209              $28
   $31.50 to $37.00           92         5.6                $35                   63              $35
   $38.25 to $42.00           60         9.7                $41                   -                -
                       ----------------------------------------------------   ---------------------------------
                             671         6.3                $26                       333         $28
                       ----------------------------------------------------   ---------------------------------
                       ----------------------------------------------------   ---------------------------------



The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares obtained through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. The tax benefit of this deduction is reflected in additional paid-in capital and totaled $234,000, $66,000 and $25,000 in 1998, 1997 and 1996, respectively.

NOTE 5   EQUIPMENT LEASED TO CUSTOMERS

The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancelable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at January 2, 1999 and January 3, 1998 approximated $14,002,000 and $14,477,000, respectively. Total lease income including other cancelable and short-term leases was $753,000, $651,000, and $554,000 in 1998, 1997 and 1996,
respectively.

The future minimum rentals on non-cancelable operating leases for the five fiscal years subsequent to January 2, 1999 and thereafter are: $530,000, $439,000, $351,000, $239,000, $81,000 and $67,000.

NOTE 6   CREDIT FACILITIES

The Company maintains unsecured credit facilities that aggregate $30,000,000 and include $10,000,000 for a revolving term loan, the availability of which terminates on April 30, 2004, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. $10,000,000 was outstanding under this facility at January 2, 1999. The remaining portion of the credit facilities of $20,000,000 is a line of credit that expires April 30, 1999; however, the Company has a commitment from the Bank to renew this facility on terms comparable to the existing facility. $800,000 was outstanding under this facility at January 2, 1999. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus .50% or a negotiated rate, as defined (5.56% at January 2, 1999). The facilities require the maintenance of certain financial ratios and restrict future common stock dividends to 50% of consolidated net income. Interest paid in 1998, 1997 and 1996 was $518,000, $36,000 and $5,000,
respectively.

NOTE 7   EMPLOYEE BENEFIT PLANS

The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. The Company's contributions to this plan, which are at the discretion of the Board of Directors, were $652,000, $597,000 and $106,000 in 1998, 1997 and 1996, respectively.

The Company also has an Employee Stock Ownership Plan ("ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2% nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. The Company applies SOP 76-3 and related Interpretations in accounting for its ESOP plan. In addition, all shares of common stock of the Company held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings. Total ESOP expenses were $73,000, $54,000 and $28,000 in 1998, 1997 and 1996, respectively.

ESOP allocated and unallocated shares were 163,000 and 24,000 at January 2, 1999 and 170,000 and 33,000 at January 3, 1998, respectively.

The Company contributes to various retirement plans. Contributions and expenses related to these plans were $24,000, $4,000 and $37,000 in 1998, 1997 and 1996, respectively.

NOTE 8   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   EARNINGS PER SHARE
                                        NET             GROSS               NET               ----------------------
1998                                    SALES           PROFIT             INCOME             BASIC          DILUTED
First quarter                       $  35,993          $ 11,679           $   3,656         $  0.77         $  0.74
Second quarter                         43,934            16,636               5,399            1.14            1.10
Third quarter                          42,177            14,774               5,301            1.13            1.08
Fourth quarter                         32,552            11,718               2,687            0.58            0.55
                                    ----------         --------           ---------         -------         -------

Total                               $  154,656         $ 54,807           $  17,043         $  3.62         $  3.45
                                    ----------         --------           ---------         -------         -------
                                    ----------         --------           ---------         -------         -------
1997

First quarter                       $   33,958         $ 10,622           $   3,191         $  0.55         $  0.54
Second quarter                          42,979           15,307               4,760            0.83            0.81
Third quarter                           44,239           14,592               5,108            0.90            0.88
Fourth quarter                          32,969            8,640               2,587            0.48            0.46
                                    ----------         --------           ---------         -------         -------
Total                               $  154,145         $ 49,161           $  15,646         $  2.77         $  2.72
                                    ----------         --------           ---------         -------         -------
                                    ----------         --------           ---------         -------         -------

NOTE 9   SEGMENT INFORMATION

Financial information by segment for each of the three years in the period ended January 2, 1999, is summarized as follows:


                                       UNITED
1998                                   STATES             EUROPE             TOTAL
Net sales                          $ 134,762,000      $  19,894,000      $ 154,656,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Operating income                   $  28,216,000      $   1,002,000      $  29,218,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Depreciation and amortization      $   7,627,000      $   1,323,000      $   8,950,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Interest (expense) income, net     $    (205,000)     $                  $    (205,000)
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Income tax expense                 $  11,688,000      $     107,000      $  11,795,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Net income                         $  16,851,000      $     192,000      $  17,043,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Identifiable assets                $  72,661,000      $  19,413,000      $  92,074,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
1997

Net sales                          $ 133,779,000      $  20,366,000      $ 154,145,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Operating income                   $  24,388,000      $     622,000      $  25,010,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Depreciation and amortization      $   6,982,000      $   1,212,000      $   8,194,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Interest (expense) income, net     $     864,000      $                  $     864,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Income tax expense                 $  10,386,000      $      83,000      $  10,469,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Net income (loss)                  $  16,043,000      $    (397,000)     $  15,646,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Identifiable assets                $  78,172,000      $  19,270,000      $  97,442,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
1996

Net sales                          $ 134,021,000      $  18,347,000      $ 152,368,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Operating income                   $  22,882,000      $   1,191,000      $  24,073,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Depreciation and amortization      $   7,047,000      $     743,000      $   7,790,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Interest (expense) income, net     $     536,000      $                  $     536,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Income tax expense                 $   9,445,000      $     145,000      $   9,590,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Net income                         $  14,204,000      $     315,000      $  14,519,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------
Identifiable assets                $  78,059,000      $  21,957,000      $ 100,016,000
                                   -------------      -------------      -------------
                                   -------------      -------------      -------------



The Company adopted FASB Statement No. 131, "Disclosures about Segments of a Business Enterprise and Related Information." The Company is managed in two operating segments, United States and Europe. Inter-segment transactions are accounted for on the same basis as sales to unaffiliated parties. Identifiable assets are those assets associated with a specific segment. There were no significant inter-segment sales. Substantially all sales were derived from plastic packaging products in 1998, 1997 and 1996.

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


MANUFACTURING FACILITIES   Allentown, Pennsylvania
                           Ashland, Ohio
                           Auburn, Massachusetts
                           Elkton, Maryland
                           Houston, Texas
                           Lake Wales, Florida
                           Ontario, California
                           Sacramento, California
                           Upper Sandusky, Ohio
                           Worthington, Ohio
                           Romiley, England


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

         ANNUAL MEETING            The Annual Meeting of Shareholders
                                   will be at the Columbus Marriott North, 6500
                                   Doubletree Ave., Columbus, Ohio on April 21,
                                   1999 at 9:00 a.m.

         STOCK TRADING             Liqui-Box is traded on the NASDAQ
                                   national market under the symbol LIQB.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of
  Liqui-Box Corporation

We have audited the accompanying consolidated balance sheets of Liqui-Box Corporation and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Liqui-Box Corporation and subsidiaries at January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Columbus, Ohio
March 12, 1999

                             OFFICERS AND DIRECTORS

Officers           SAMUEL B. DAVIS
                   Chairman, Chief Executive Officer
                   and Treasurer

                   ROBERT S. HAMILTON
                   Vice Chairman

                   C. WILLIAM MCBEE
                   President, Chief Operating Officer and Secretary

                   SAMUEL N. DAVIS
                   Vice President, Development

                   STEWART M. GRAVES
                   Vice President, International

                   ROBERT D. BECK, JR.
                   Vice President, Sales and Marketing

                   BARRY L. PRITCHARD
                   Vice President, Technology and Equipment Development

Directors          CARL J. ASCHINGER, JR.
                   Chairman and Chief Executive Officer,
                   The Columbus Showcase Company
                   Retail and Bakery Deli Showcase Manufacturer

                   CHARLES R. COATE
                   Vice President,
                   Fifth Third Bank

                   SAMUEL B. DAVIS
                   Chairman, Chief Executive Officer
                   and Treasurer,
                   Liqui-Box Corporation

                   SAMUEL N. DAVIS
                   Vice President, Development,
                   Liqui-Box Corporation

                   RUSSELL M. GERTMENIAN
                   Partner,
                   Vorys, Sater, Seymour and Pease

                   ROBERT S. HAMILTON
                   Vice Chairman,
                   Liqui-Box Corporation

                   C. WILLIAM MCBEE
                   President, Chief Operating Officer and Secretary, Liqui-Box Corporation