Form 10-K405, Exhibit 13
period 2000-01-01
LIQUI BOX CORP
filed 2000-03-31
CIK 216430

                           LETTER TO THE SHAREHOLDERS


I am pleased to report that 1999 was another great year of increased profits for Liqui-Box Corporation. We maintained a consistent focus on improving operations and developing innovations to our product lines in order to meet the ever-changing needs of the marketplace. These critical elements have improved the top line as well. As a result (and thanks in part to the Y2K phenomenon), we made some significant gains in sales across all product lines.

In 1999 we made important organizational decisions that will shape our future. To support the strategic direction of increasing our value to customers, we continued to strengthen the sales management group. As a direct result of regular strategy meetings, we directed the efforts of the sales team to focus on key markets. We now have industry managers who are empowered to draw on all resources of the company to utilize the best personnel available in providing solutions to customer needs.

We also hold monthly Executive Steering Committee meetings, where key staff members come together to better focus on the key initiatives of the company. These face-to-face meetings have vastly improved our communication around the issues of developing markets, engineering and product development.

Expanding Liqui-Box's global presence is a longer-term goal. We are keenly interested in new geographic areas where we can leverage our skills and technologies. We have made key contacts and progress in this area as well, but the benefits will be longer in coming.

As we enter the new century, we see exciting challenges as well as progress in sharpening and executing our strategies for growth and innovation. On an ongoing basis we study the evolving business practices of our customers. In conjunction with this we consistently analyze our products and processes for new product development.

We strive to retain talented, committed associates with a profound passion for winning. In doing so, we build on our strengths, seize our opportunities and capitalize on them to the continued benefit of our shareholders.

This focus is becoming increasingly more critical as consolidations continue in all industries and the marketplace becomes more competitive. However, this is an ideal environment where innovation becomes more valuable than ever. We continue to believe that this is our key strength, and one which is shared by all Liqui-Box personnel.

                              DATA PER COMMON SHARE

The reported low and high closing prices on the NASDAQ National Market as reported by the National Quotation Bureau, Inc. and cash dividends per share were as follows:

                                     1999                                     1998
                                               Cash                                      Cash
                                               Dividends                                 Dividends
                      Low          High        Per Share        Low         High         Per Share

First Quarter         48 1/4       55          $0.18            36 3/4      49 1/2       $0.15
Second Quarter        47 1/4       54 7/16     $0.18            40 3/16     53 3/8       $0.15
Third Quarter         51 1/4       55          $0.20            41 1/2      57           $0.18
Fourth Quarter        49 1/2       55 1/2      $0.20            38 1/4      53 7/8       $0.18


As of January 1, 2000, there were 653 holders of record of common shares. Credit facility covenants restrict cash dividends to 50% of net income.

                              FINANCIAL HIGHLIGHTS

For the Five Fiscal Years Ended January 1, 2000 (In thousands of dollars, except for per share data)


   SELECTED INCOME STATEMENT DATA             1999             1998             1997 (1)           1996             1995
   Net Sales                              $165,227         $154,656         $154,145           $152,368         $156,373
   Income Before Taxes                      31,649           28,838           26,115             24,109           20,038
   Net Income                               19,134           17,043           15,646             14,519           12,085
   Net Income as a % of Net Sales            11.6%            11.0%            10.2%               9.5%             7.7%
   Return on Stockholders' Equity            27.5%            24.7%            19.9%              17.7%            15.8%
   Earnings Per Share
          Basic                              $4.20            $3.62            $2.77              $2.44            $1.94
          Diluted                            $4.00            $3.45            $2.72              $2.41            $1.92


   SELECTED BALANCE SHEET DATA
   Total Assets                            $94,890          $92,074          $97,442           $100,016          $90,796
   Long-term Obligations                      -                -                -                  -                -
   Cash Dividends Per Share                  $0.76            $0.66            $0.52              $0.48            $0.42
   Book Value Per Share                     $16.30           $14.14           $14.06             $14.47           $13.02
   Market Price at Fiscal Year-end          $49.50           $52.00           $39.06             $32.75           $29.63

(1) Includes 53 weeks

                            SHARE REPURCHASE PROGRAM

Liqui-Box is committed to increasing the market value of each share of its common stock outstanding. As part of this commitment the Company closely monitors the current market price on a daily basis. During 1999, 1998 and 1997 the Company felt that the market undervalued its common stock and as a result, the Company began an aggressive campaign to repurchase its common shares outstanding. During 1999 and 1998 Liqui-Box repurchased 172,168 common shares at an aggregate cost of $8,773,000 and 605,863 common shares at an aggregate cost of $23,902,000, respectively. The Company purchased an additional 58,700 common shares from January 2, 2000 through March 13, 2000 at an aggregate cost of $2,734,000. The grand total of the above purchases was $11,507,000 at an average cost of $49.84. These would have had a total market value of $10,923,000 based on a closing price of $47 5/16 on March 13, 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                              RESULTS OF OPERATIONS

1999 COMPARED TO 1998

During 1999, Liqui-Box Corporation (the "Company") experienced a 7% increase in net sales dollars on a 6% increase in unit sales compared to 1998. The increase in net sales dollars can be primarily attributed to comparable increases in unit sales. Selling prices on most products generally increased as did the cost of the Company's prime raw material, plastic resin.

Gross margin, as a percentage of net sales, was 37.2% in 1999 and 35.4% in 1998. This increase is primarily the result of improvements in plant efficiencies and mix of product sales.

Selling, administrative and development expenses in 1999 were $29,908,000 compared to $25,589,000 in 1998, an increase of $4,319,000. This increase is primarily due to an increase in compensation-related costs, depreciation and maintenance costs, and an increase in data processing expenses. The increase in compensation-related costs in 1999 is the result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability. The increase in depreciation and maintenance results from the Company's commitment to ensure its facilities and production equipment operate efficiently. The increase in data processing expenses is the result of continued updating of the Company's computer systems.

Research and development costs were $1,436,000 in 1999 and $1,221,000 in 1998, an increase of $215,000. The 1999 costs included significant costs associated with improvements of existing products, as well as the development of new generation products. These amounts include direct costs associated with research and development only. The Company and all of its employees share a commitment to continually improve existing products and processes as well as developing new products.

Net income increased by 12% to $19,134,000 compared to $17,043,000 in 1998. This increase is a result of the increase in gross margin, which was partially offset by the increase in selling, administrative and development expenses and income taxes. The provision for income taxes was 39.5% and 40.9% of before tax income in 1999 and 1998, respectively. The decrease in the effective tax rate resulted primarily from state and local tax refunds from the prior year.

At the end of 1999 and 1998 Liqui-Box had no significant backlog of orders, which is industry typical.

1998 COMPARED TO 1997

During 1998, the Company experienced a 0.3% increase in net sales dollars on a 5.3% increase in unit sales compared to 1997. The increase in net sales dollars to $154,656,000 in 1998 from $154,145,000 in 1997 was the result of the increase in unit sales. The unit sales were partly offset by sales mix and price changes attributed to decreased selling prices due to a 1998 decrease in the cost of the Company's prime raw material, plastic resin. Fiscal year 1998 consisted of 52 weeks while fiscal year 1997 consisted of 53 weeks.

Gross margin, as a percentage of net sales, was 35.4% in 1998 and 31.9% in 1997. This increase is primarily the result of improvements in plant efficiencies and mix of product sales.

Selling, administrative and development expenses in 1998 were $25,589,000 compared to $24,151,000 in 1997, an increase of $1,438,000. This increase is primarily due to an increase in compensation-related costs and an increase in data processing expenses. The increase in compensation-related costs in 1998 is the result of the Company's compensation program, which bases a significant portion of employees' total compensation on Company profitability. The increase in data processing expenses is the result of updating the Company's computer systems.

Research and development costs were $1,221,000 in 1998 and $1,371,000 in 1997, a decrease of $150,000. The 1997 costs included significant costs associated with development of the Company's new clear PET Handi-Tap. These amounts include direct costs associated with research and development.

Net income increased by 8.9% to $17,043,000 compared to $15,646,000 in 1997. This increase is a result of the increase in gross margin, which was partially offset by the increase in selling, administrative and development costs and income taxes. The provision for income taxes was 40.9% and 40.1% of before tax income in 1998 and 1997, respectively.

                         LIQUIDITY AND CAPITAL RESOURCES

Total working capital at year-end was $29,242,000, $16,247,000 and $23,521,000 in 1999, 1998 and 1997, respectively. The ratio of current assets to current liabilities was 2.5 to 1 in 1999, 1.6 to 1 in 1998 and 2.0 to 1 in 1997. The 1999 increase is primarily the result of an increase in accounts receivable and a reduction of short-term borrowings. Net cash provided from operations was $26,254,000 for 1999 compared to $23,957,000 in 1998 and $30,177,000 in 1997.
The increase in cash provided in 1999 was the result of the increase in net income, which was offset by changes in operating assets and liabilities. Net cash used in investing activities was $4,547,000 for 1999 compared to $9,591,000 in 1998 and $9,628,000 in 1997. The cash used in investing activities was primarily for purchases of new plant equipment and improvements to existing property and plant equipment. Cash used in financing activities was $18,542,000 for 1999 compared to $23,124,000 in 1998 and $17,615,000 in 1997. The cash used in financing activities was primarily for the acquisition of treasury stock, the payment of cash dividends and repayment of the Company's revolving line of credit.

Liqui-Box's major commitments for capital expenditures as of January 1, 2000, were, as they have been in the past, primarily for increasing capacity at existing locations, building filling machines for lease and tooling for new products. Funds required to fulfill these commitments are expected to be provided by operations.

There have been no significant changes in the Company's capitalization during the past three years except for the repurchase of and the issuance of treasury shares. The common shares have been purchased at prices considered fair by management and there has been cash available for the purchases. The Company feels the purchases represent a good investment and secure common shares for issuance under the Company's employee benefit plans.

Financing arrangements with The Huntington National Bank ("Bank") provide various credit facilities with a total commitment of $30,000,000. There was nothing outstanding under these commitments as of January 1, 2000. A portion of these credit facilities ($20,000,000) expires on April 30, 2000; however, management has a commitment from the Bank to renew these facilities on terms comparable to the existing facility. The remaining portion of these facilities expires on April 30, 2004. Barclays Bank PLC provides a secured credit facility to the Company's European subsidiary of $3,280,000 that expires August 10, 2000. The amount outstanding under this facility was $3,283,000 at January 1, 2000.

Longer-term cash requirements, other than those related to normal operations, relate to financing anticipated growth; increasing capacity at existing plants; developing new products and enhancing of existing products; dividend payments; and possibly continuing repurchases of the Company's common shares. The Company believes that its existing cash and cash equivalents, available credit facilities and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for the 2000 fiscal year.

During 1999, the Company experienced general increases in the costs of plastic resin, but the Company was able to obtain an adequate supply for its needs. In 2000, it is uncertain what will happen to plastic resin prices. The Company anticipates that during 2000, there will be an adequate supply of the major types of plastic resin it purchases.

Management feels that inflation did not have a material effect on the Company during 1999, 1998 or 1997. The Company has the ability to adjust prices as the cost of resin changes; however, there is generally a time lag between when the Company incurs a change in resin cost and when that change is passed on to a customer.

                                    YEAR 2000

The Year 2000 (Y2K) issue concerned the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. The Company has completed the required modifications to its information systems. Modification costs have been expensed as incurred. Since inception of the Company's efforts to address the Y2K issue, approximately $1,600,000 has been incurred. The Company does not anticipate additional material expenses related to the Y2K issue.

The Company has not experienced significant Y2K issues subsequent to 1999's fiscal year end and does not anticipate any future incidents which would materially impact operations.

                         EFFECT OF NEW EUROPEAN CURRENCY

The implementation of the Euro currency in certain European countries in 2002 could adversely impact the Company. In January 1999, a new currency called the "Euro" was introduced in certain

Economic and Monetary Union ("EMU") countries. During 2002, all EMU countries are expected to be operating with the Euro as their single currency. Uncertainty exists as to the effect the Euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. The Company is still assessing the impact the EMU formation and Euro implementation will have on internal systems and the sale of its products. The Company expects to take appropriate actions based on the results of such assessment. As of March 13, 2000, the Company has not become aware of any negative impact on the Company resulting from the EMU formation and Euro implementation. The Company has not yet determined the cost, if any, related to addressing this issue and there can be no assurance that this issue and its related costs will not have a material adverse effect on the Company's business, operating results and financial condition.

                             NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting provisions for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that the Company formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. The Company is required to adopt this statement in January 2001. The Company does not believe adoption of this statement will have a significant impact, if any, on its financial statements.

                           FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. All statements which are not historical fact are forward-looking statements based upon the Company's current plans and strategies and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of competitive products and pricing pressures; the impact of fluctuations in foreign currency exchange rates and the implementation of the Euro; capacity; efficiency and supply constraints; weather conditions; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings. It is not possible to identify or foresee all such risks and uncertainties, and the foregoing should not be considered an exhaustive statement of all risks or uncertainties relating to such forward-looking statements. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                       CONSOLIDATED BALANCE SHEETS



ASSETS                                                         January 1, 2000            January 2, 1999
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                         $ 11,635,000               $  8,685,000
Accounts receivable:
          Trade, net of allowance for doubtful accounts
              of $730,000 and $946,000, respectively                19,579,000                 14,613,000
          Other                                                        446,000                    423,000
                                                                ---------------             ---------------
Total receivables                                                   20,025,000                 15,036,000

Inventories:
          Raw materials and supplies                                 8,256,000                  7,551,000
          Work in process                                            2,460,000                  3,699,000
          Finished goods                                             3,334,000                  3,066,000
                                                                ---------------             ---------------
Total Inventories                                                   14,050,000                 14,316,000

Deferred tax assets                                                  2,602,000                  2,564,000
Other current assets                                                   808,000                    683,000
                                                                ---------------             ---------------
TOTAL CURRENT ASSETS                                                49,120,000                 41,284,000
------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT - at Cost
------------------------------------------------------------------------------------------------------------
Land, buildings and leasehold improvements                          15,158,000                 14,986,000
Equipment and vehicles                                              77,122,000                 71,299,000
Equipment leased to customers                                       16,691,000                 18,497,000
Construction in process                                              2,706,000                  2,660,000
                                                                ---------------             ---------------
TOTAL                                                              111,677,000                107,442,000
Less accumulated depreciation and amortization                     (78,448,000)               (70,847,000)
                                                                ---------------             ---------------
Property, plant and equipment, net                                  33,229,000                 36,595,000
------------------------------------------------------------------------------------------------------------
OTHER ASSETS
------------------------------------------------------------------------------------------------------------
Goodwill, net of amortization                                        7,855,000                  8,515,000
Deferred charges and other assets, net                               4,686,000                  5,680,000
                                                                ---------------             ---------------
Total other assets                                                  12,541,000                 14,195,000

TOTAL ASSETS                                                      $ 94,890,000               $ 92,074,000
                                                                ===============             ===============


See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS


LIABILITIES AND STOCKHOLDERS' EQUITY                      January 1, 2000            January 2, 1999
-------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
-------------------------------------------------------------------------------------------------------
Accounts payable                                              $10,955,000                 $7,718,000
Short-term borrowings                                           3,283,000                 10,800,000
Dividends payable                                                 903,000                    837,000
Salaries, wages and related liabilities                         1,971,000                  1,883,000
Federal, state and local taxes                                         -                   1,172,000
Other accrued liabilities                                       2,766,000                  2,627,000
                                                           ---------------             ---------------
TOTAL CURRENT LIABILITIES                                      19,878,000                 25,037,000

-------------------------------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES
-------------------------------------------------------------------------------------------------------

Deferred income taxes                                           1,468,000                  1,271,000

Commitments and Contingencies                                          -                          -

-------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------

Preferred stock, without par value,
          2,000,000 shares authorized; none issued                     -                          -
Common stock, $.1667 stated value,
          20,000,000 shares authorized,
          7,262,598 shares issued                               1,210,000                  1,210,000
Additional paid-in capital                                      9,505,000                  8,588,000
Accumulated other comprehensive income                          1,596,000                  2,185,000
Retained earnings                                             151,608,000                135,929,000
Less:
         Treasury stock, at cost - 2,751,439 and
               2,611,117 shares, respectively                 (90,375,000)               (82,146,000)

=======================================================================================================
TOTAL STOCKHOLDERS' EQUITY                                     73,544,000                 65,766,000
                                                           ---------------             ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 94,890,000               $ 92,074,000
                                                           ===============             ===============


See notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

----------------------------------------------------------------------------------------------------------
                                                        Fifty-two          Fifty-two        Fifty-three
                                                      Weeks Ended        Weeks Ended        Weeks Ended
                                                       January 1,         January 2,         January 3,
                                                             2000               1999               1998
                                                   --------------     --------------     --------------
NET SALES                                            $165,227,000       $154,656,000       $154,145,000
Cost of Sales                                         103,693,000         99,849,000        104,984,000
                                                   --------------     --------------     --------------
           Gross Margin                                61,534,000         54,807,000         49,161,000

Selling, administrative and
     development expenses                              29,908,000         25,589,000         24,151,000
                                                   --------------     --------------     --------------
           Operating Income                            31,626,000         29,218,000         25,010,000

OTHER INCOME (EXPENSE):
Interest and dividend income                              381,000            331,000            923,000
Interest expense                                         (315,000)          (536,000)           (59,000)
Other, net                                                (43,000)          (175,000)           241,000
                                                   --------------     --------------     --------------

INCOME BEFORE INCOME TAXES                             31,649,000         28,838,000         26,115,000

TAXES ON INCOME                                        12,515,000         11,795,000         10,469,000
                                                   --------------     --------------     --------------
NET INCOME                                            $19,134,000        $17,043,000        $15,646,000

OTHER COMPREHENSIVE INCOME
    (EXPENSE), NET OF TAX:

Foreign currency translation adjustments                 (213,000)             8,000           (744,000)
Unrealized gain (loss) on marketable securities          (376,000)            63,000            267,000
                                                   --------------     --------------     --------------
           Other comprehensive income (expense)          (589,000)            71,000           (477,000)
                                                   --------------     --------------     --------------
COMPREHENSIVE INCOME                                  $18,545,000        $17,114,000        $15,169,000
                                                   ==============     ==============     ==============

-------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
-------------------------------------------------------------------------------------------------------

             Basic                                          $4.20              $3.62              $2.77
             Diluted                                        $4.00              $3.45              $2.72
Cash dividends per common share                             $0.76              $0.66              $0.52

-------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTING EARNINGS PER SHARE:
-------------------------------------------------------------------------------------------------------

             Basic                                      4,561,383          4,703,198          5,643,479
             Diluted                                    4,785,556          4,944,183          5,760,163




See notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------
                                                                       Fifty-two         Fifty-two      Fifty-three
                                                                     Weeks Ended       Weeks Ended       Weeks Ended
                                                                      January 1,        January 2,        January 3,
                                                                            2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                           $19,134,000       $17,043,000       $15,646,000
Adjustments to reconcile net income to net
cash provided by operating activities:
       Depreciation and amortization                                   8,258,000         7,991,000         7,142,000
       Provision for loss on accounts receivable                         186,000           370,000           428,000
       Amortization of other noncurrent assets                           883,000           959,000         1,052,000
       Loss (gain) on disposal of property, plant and equipment           57,000           (33,000)          (56,000)
       Deferred compensation                                             324,000           275,000           446,000
       Changes in deferred income tax accounts                           159,000        (1,439,000)         (236,000)
       Changes in operating assets and liabilities:
              Accounts receivable                                     (5,165,000)         (592,000)        2,167,000
              Inventories                                                269,000          (563,000)        3,799,000
              Other current assets                                      (128,000)         (218,000)           54,000
              Accounts payable                                         3,230,000           758,000           321,000
              Salaries, wages and related liabilities                     79,000           (79,000)          266,000
              Other accrued liabilities                               (1,032,000)         (515,000)         (852,000)
                                                                   -------------     -------------     -------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                             26,254,000        23,957,000        30,177,000

----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------

Purchase of property, plant and equipment                             (6,528,000)       (9,050,000)      (11,467,000)
Proceeds from sale of property, plant and equipment                    1,586,000         2,042,000         1,863,000
Purchase of patents and other intangibles                                     -         (2,500,000)               -
Purchase of investments                                                 (261,000)               -                 -
Other changes, net                                                       656,000           (83,000)          (24,000)
                                                                   -------------     -------------     -------------
NET CASH USED IN INVESTING ACTIVITIES                                 (4,547,000)       (9,591,000)       (9,628,000)

----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------

Acquisition of treasury shares                                        (8,773,000)      (23,902,000)      (25,250,000)
Sale of treasury shares                                                   20,000           255,000                -
Exercise of stock options, including tax benefit                       1,117,000         2,603,000           611,000
Cash dividends                                                        (3,389,000)       (2,880,000)       (2,976,000)
Proceeds from short-term borrowings                                   13,620,000         6,300,000        10,000,000
Repayment of short-term borrowings                                   (21,137,000)       (5,500,000)               -
                                                                   -------------     -------------     -------------
NET CASH USED IN FINANCING ACTIVITIES                                (18,542,000)      (23,124,000)      (17,615,000)

----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 (215,000)           18,000          (757,000)
----------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       2,950,000        (8,740,000)        2,177,000
CASH AND CASH EQUIVALENTS, Beginning of year                           8,685,000        17,425,000        15,248,000
                                                                   -------------     -------------     -------------
CASH AND CASH EQUIVALENTS, End of year                               $11,635,000        $8,685,000       $17,425,000
                                                                   -------------     -------------     -------------
See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------

                                                                           Additional       Other
                                               Shares          Common        Paid-in    Comprehensive    Treasury          Retained
                                             Outstanding        Stock        Capital        Income         Stock           Earnings
                                                                                                                           C>
BALANCE AT DECEMBER 28, 1996                  5,830,395      $1,210,000    $6,615,000    $2,591,000    $(35,211,000)   $109,175,000

Net income                                                                                                               15,646,000
Cash dividends                                                                                                           (2,842,000)
Purchase of treasury stock                     (696,801)                                                (25,250,000)
Proceeds from exercise of stock options          23,451                       107,000                       438,000
Tax benefit on stock options exercised                                         66,000
Deferred compensation                                                         446,000
Translation loss                                                                           (744,000)
Unrealized gain on marketable securities                                                    267,000
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 3, 1998                    5,157,045       1,210,000     7,234,000     2,114,000     (60,023,000)    121,979,000

Net income                                                                                                               17,043,000
Cash dividends                                                                                                           (3,093,000)
Purchase of treasury stock                     (605,863)                                                (23,902,000)
Proceeds from exercise of stock options          93,937                       698,000                     1,671,000
Sale of treasury stock                            6,362                       147,000                       108,000
Tax benefit on stock options exercised                                        234,000
Deferred compensation                                                         275,000
Translation gain                                                                              8,000
Unrealized gain on marketable securities                                                     63,000
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 2, 1999                    4,651,481       1,210,000     8,588,000     2,185,000     (82,146,000)    135,929,000

Net income                                                                                                               19,134,000
Cash dividends                                                                                                           (3,455,000)
Purchase of treasury stock                     (172,168)                                                 (8,773,000)
Proceeds from exercise of stock options          31,454                       411,000                       537,000
Sale of treasury stock                              392                        13,000                         7,000
Tax benefit on stock options exercised                                        169,000
Deferred compensation                                                         324,000
Translation loss                                                                           (213,000)
Unrealized loss on marketable securities                                                   (376,000)

BALANCE AT JANUARY 1, 2000                    4,511,159      $1,210,000    $9,505,000    $1,596,000    $(90,375,000)   $151,608,000


See notes to consolidated financial statements.
-----------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

BASIS OF ACCOUNTING - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers money market funds and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are on deposit primarily with three financial institutions.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER - The Company's exposure to credit risk is impacted by the economic climate affecting its diverse customer base and wide geographic dispersion. The Company manages this risk by performing ongoing credit evaluations of its customers. Reserves for credit losses are maintained by the Company and losses have been within Company expectations.

Approximately 22%, 20% and 19% of the Company's revenues in 1999, 1998 and 1997, respectively, were derived from sales to one major customer. Trade receivables due from this customer were $3,908,000 and $1,292,000 at January 1, 2000 and January 2, 1999, respectively. This increase from one year to the next was primarily due to heavy buying in answer to the Y2K demand during the last quarter of 1999.

INVENTORY VALUATION - Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $1,976,000 and $1,137,000 at January 1, 2000 and January 2, 1999, respectively. The Company's inventory of machine parts and inventories of certain subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $7,817,000 and $7,589,000 at January 1, 2000 and January 2, 1999, respectively.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets as follows: buildings and improvements -- 5 to 30 years and equipment -- 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES - Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straight-line method over 15 to 24 years. Other intangibles resulting from business acquisitions, comprised mainly of costs related to sales agreements, patents and non-compete agreements, are being amortized using the straight-line method over 15 to 17 years. Accumulated amortization of goodwill and other intangibles as of January 1, 2000 and January 2, 1999 approximated $6,501,000 and $7,622,000, respectively. At each balance sheet date, a determination is made by the Company as to whether any intangible assets have been impaired based on several criteria including, but not limited to, sales trends, operating factors and undiscounted cash flows.

MARKETABLE SECURITIES - Marketable securities consist primarily of common stocks and are included in other noncurrent assets. The Company classifies its securities as available for sale and accordingly carries such at fair market value, based on quoted market prices, with unrealized gains and losses reported as other comprehensive income. The fair market value, cost and cumulative unrealized gains, net of tax, were $1,252,000, $321,000 and $559,000, respectively, at January 1, 2000 and $1,618,000, $59,000 and $935,000,
respectively, at January 2, 1999. The unrealized gain, net of tax, is a supplemental non-cash transaction for the statement of cash flows.

TREASURY STOCK - During 1999 and 1998, Liqui-Box repurchased 172,168 common shares at an aggregate cost of $8,773,000 and 605,863 common shares at an aggregate cost of $23,902,000, respectively. Included in the 1999 amounts, referred to above, the Company repurchased 922 Liqui-Box common shares from an executive officer of Liqui-Box, at $54.1875 per common share, which was the fair market value of the common shares on the date of the repurchase. This purchase was offset by options exercised of 1,800 shares of common stock.

REVENUE RECOGNITION - Revenue from product sales is recognized at the time products are shipped.

RESEARCH AND DEVELOPMENT - All research and development costs are expensed as incurred. Such costs amounted to $1,436,000, $1,221,000 and $1,371,000 in 1999,
1998 and 1997, respectively.

ADVERTISING COSTS - Advertising costs primarily relate to trade shows, product catalogues and product literature. Such costs are expensed as incurred. Total advertising expenses were $830,000, $769,000 and $686,000 in 1999, 1998 and
1997, respectively.

EARNINGS PER SHARE - Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

FOREIGN CURRENCY TRANSLATION - All assets and liabilities of wholly-owned foreign subsidiaries have been translated using the current exchange rate in effect at the balance sheet dates. Revenue and expense accounts of such subsidiaries have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of long-term intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in comprehensive income. The foreign currency cumulative translation adjustment was $1,037,000, $1,250,000, $1,242,000 and $1,986,000 at fiscal year ended 1999, 1998, 1997 and
1996, respectively. The related deferred income tax expense (benefit) was $(128,000), $5,000 and $(496,000) in fiscal years 1999, 1998 and 1997, respectively.

Foreign currency exchange gains (losses) arise primarily from transactions denominated in foreign currencies and from forward exchange contracts and are included in other income (expense) in the amount of approximately $5,000, $(10,000) and $(236,000) in 1999, 1998 and 1997, respectively. There were no forward exchange contracts outstanding at January 1, 2000.

DISCLOSURES CONCERNING FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash and cash equivalents; trade and other receivables; accounts payable; fair value of guaranteed debt obligations to certain officers and employees; short-term borrowings and other current liabilities are estimated to approximate fair value because of the short-term maturity of these items.

NEW ACCOUNTING STANDARD - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting provisions for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that the Company formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. The Company is required to adopt this statement in January 2001. The Company does not believe the adoption of this statement will have a significant impact, if any, on its financial statements.

RECLASSIFICATION - Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation.

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

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                               AS OF FISCAL YEAR END
                                          January 1,        January 2,
                                              2000              1999
Current deferred tax assets:
  Accounts receivable                       $209,000          $305,000
  Reserves, accruals and other             2,393,000         2,259,000
                                          ----------        ----------
Net current deferred tax assets           $2,602,000        $2,564,000
                                          ==========        ==========
Long-term deferred tax liabilities:
  Tax over book depreciation              $1,800,000        $1,520,000
  Marketable securities and other            756,000           770,000
                                          ----------        ----------
            Total long-term deferred
            tax liabilities                2,556,000         2,290,000
                                          ----------        ----------
Long-term deferred tax assets:
  Intangibles                                436,000           492,000
  Deferred compensation and other            652,000           527,000
                                          ----------        ----------
            Total long-term deferred
            tax assets                     1,088,000         1,019,000
                                          ----------        ----------
Net long-term deferred tax liabilities    $1,468,000        $1,271,000
                                          ==========        ==========

Significant components of the provision for income taxes are as follows:

                                            1999               1998               1997
Current:
  Federal                               $10,169,000       $10,762,000       $8,874,000
  Foreign                                   483,000           107,000           83,000
  State                                   1,704,000         2,365,000        1,927,000
                                        -----------       -----------       -----------
        Total current taxes              12,356,000        13,234,000       10,884,000
                                        -----------       -----------       -----------
Deferred:
  Federal and State (credit)                159,000        (1,439,000)        (415,000)
                                        -----------       -----------       -----------
        Total taxes                     $12,515,000       $11,795,000      $10,469,000
                                        ===========       ===========      ============

The following table summarizes the difference between income taxes computed at the expected Federal statutory rate and actual amounts:

                                            1999              1998               1997
Expense at Federal statutory rates      $11,077,000      $10,093,000       $9,140,000
Foreign income taxes                        321,000          107,000          118,000
State income taxes, net of Federal
tax benefit                               1,493,000        1,425,000        1,271,000
Other, net                                 (376,000)         170,000          (60,000)
                                        -----------       -----------     ------------
            Total                       $12,515,000      $11,795,000      $10,469,000
                                        ===========      ===========      ============
Effective income tax rate                  39.5 %            40.9 %          40.1 %

The Company made income tax payments, net of refunds, of approximately $13,865,000, $12,746,000 and $11,259,000 in 1999, 1998 and 1997, respectively.

NOTE 3 COMMITMENTS AND CONTINGENCIES

The Company leases property and equipment pursuant to various non-cancelable operating lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payments on non-cancelable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to January 1, 2000 are: $1,219,000, $805,000, $685,000, $490,000 and $481,000. Lease payments under non-cancelable operating leases subsequent to the year 2004 aggregate $1,995,000.

Total rent expense including other cancelable and short-term leases was $1,885,000, $1,895,000 and $2,023,000 in 1999, 1998 and 1997, respectively.

In 1997, a jury in a United States District Court in Texas returned a verdict against the Company in a lawsuit over an allegedly defective product. The verdict was in the amount of approximately $800,000 in actual damages and $1,360,000 in punitive damages. In February of 2000 the appellate court reversed the 1997 judgement against the Company and remanded the case for a new trial on damages. Legal counsel has advised the Company that it has various defenses available and the Company intends to pursue all available avenues. The ultimate liability related to this matter is presently not determinable. Because of the risks associated with any litigation, the ultimate outcome may differ.

The Company is also involved in various other litigation arising in the ordinary course of business. The Company believes that the reserves recorded in the Company's financial statements are adequate to satisfy the outcome of litigation. However, because of the risks associated with any litigation, the ultimate outcome may differ.

The Company has guaranteed debt obligations of certain officers and employees totaling $3,402,000 as of January 1, 2000.

NOTE 4 STOCK OPTIONS

As of January 1, 2000, the Company has stock-based compensation programs which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, the only compensation expense charged against income is related to deferred compensation for options issued at a discount from market value at the measurement date of the grant. Compensation expense recorded in 1999, 1998 and 1997 was $324,000, $275,000 and $446,000, respectively. Had the compensation costs for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been as indicated in the pro forma amounts below:

                                                   1999           1998          1997
                                                   ----           ----          ----
Net income                     As Reported      $ 19,134       $ 17,043      $ 15,646
                               Pro forma        $ 18,920       $ 16,797      $ 15,506


Basic earnings per share       As Reported      $   4.20       $   3.62      $   2.77
                               Pro forma        $   4.15       $   3.57      $   2.75


Diluted earnings per share     As Reported      $   4.00       $   3.45      $   2.72
                               Pro forma        $   3.95       $   3.40      $   2.69

The pro forma amounts are not representative of the effects on reported net income for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999: dividend yield of 1.5%; expected volatility of 21%; risk-free interest rates of 6.00%; and expected lives of 7 years. The assumption for 1998 grants assumed a dividend yield of 1.7%; expected volatility of 23%; risk-free interest rates of 5.25%; and expected lives of 7 years. The assumption for 1997 grants assumed a dividend yield of 1.5%; expected volatility of 23%; risk-free interest rates of 6.6%; and expected lives of 7 years.

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

Under its program entitled LBShares, the Company grants options annually to the majority of employees based on the prior year's wages. Options are granted at exercise prices that equal the fair market value at date of grant. The options become exercisable in 25% increments on each anniversary of the grant date and are forfeited upon termination of employment for reasons other than death or disability. The options expire 10 years after the grant date.

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

A summary of the status of the Company's stock option plan as of January 1, 2000 and for the three years then ended is presented below:

                                               1999                        1998                          1997
                                     -------------------------   -------------------------   ----------------------------
                                      Shares  Weighted-Average   Shares   Weighted-Average   Shares   Weighted-Average
                                      (000)    Exercise Price    (000)     Exercise Price    (000)     Exercise Price
                                      -----    --------------    -----     --------------    -----     --------------
Outstanding at beginning of year       671        $26             721        $25              758            $25
  Granted                               42        $53              60        $41               42            $36
  Exercised                            (31)       $30             (94)       $25              (23)           $26
  Forfeited                            (43)       $36             (16)       $31              (56)           $29
                                     -----                      -----                       -----
Outstanding at end of year             639        $27             671        $26              721            $25
                                     =====                      =====                       =====

Options Exercisable at year-end        387        $28             333        $28              307            $27



                                                 1999                       1998                            1997
Weighted-average fair value of
  options granted during the year
  where market price at date of grant
  is at exercise price                            $17                        $12                             $15



The following table summarizes information about stock options outstanding at January 1, 2000:

                               Options Outstanding                               Options Exercisable
                  --------------------------------------------------     --------------------------------------
                     Number     Weighted-Average                              Number
Range of           Outstanding    Remaining        Weighted-Average        Outstanding      Weighted-Average
Exercise Prices      (000)      Contractual Life    Exercise Price            (000)          Exercise Price
                     -----      ----------------    --------------            -----          --------------
$12.50 to $18.50       202         5.4                  $14                     44                $14
$22.50 to $24.625       22         2.3                  $24                     22                $24
$27.25 to $30.75       257         4.9                  $28                    251                $28
$31.50 to $37.00        74         4.6                  $35                     59                $35
$38.25 to $53.3125      84         8.7                  $47                     11                $42
                  --------------------------------------------------     --------------------------------------
                       639         5.8                  $27                    387                $28
                  ==================================================     ======================================

The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares obtained through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. The tax benefit of this deduction is reflected in additional paid-in capital and totaled $169,000, $234,000 and $66,000 in 1999, 1998 and 1997, respectively.

NOTE 5 EQUIPMENT LEASED TO CUSTOMERS

The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancelable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at January 1, 2000 and January 2, 1999 approximated $12,380,000 and $14,002,000, respectively. Total lease income, including other cancelable and short-term leases was $725,000, $753,000 and $651,000 in 1999, 1998 and
1997, respectively. The future minimum rental income on non-cancelable operating leases for the five fiscal years subsequent to January 1, 2000 and thereafter are: $472,000, $407,000, $307,000, $149,000, $30,000 and $59,000.

NOTE 6 CREDIT FACILITIES

The Company maintains unsecured credit facilities that aggregate $30,000,000 and include $10,000,000 for a revolving term loan, the availability of which terminates on April 30, 2004, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. No amounts were outstanding under these credit facilities as of January 1, 2000. The remaining portion of the credit facilities of $20,000,000 is a line of credit that expires April 30, 2000; however, the Company has a commitment from the Bank to renew this facility on terms comparable to the existing facility. No amounts were outstanding under this facility as of January 1, 2000. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus 0.50%, or a negotiated rate, as defined (5.56% at January 1, 2000). The facilities require the maintenance of certain financial ratios and restrict future common cash dividends to 50% of consolidated net income. Additionally, the Company's European subsidiary maintains a secured credit facility of $3,280,000 (subject to certain limitations) that expires August 10, 2000. The amount outstanding under this facility was $3,283,000 at January 1, 2000. The credit facility bears interest at varying rates, based upon the currency borrowed (ranging from 4.0% to 6.5% as of January 1, 2000). The facility is collateralized by a $1,633,000 guarantee by the Company and the cash balances and accounts receivable of the European subsidiary which total approximately $10,800,000 at January 1, 2000. Total interest paid under all facilities in 1999, 1998 and 1997 was $315,000, $518,000 and $36,000, respectively.

NOTE 7 EMPLOYEE BENEFIT PLANS

The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. The Company's contributions to this plan, which are at the discretion of the Board of Directors, were $599,000, $652,000 and $597,000 in 1999, 1998 and 1997, respectively.

The Company also has an Employee Stock Ownership Plan ("ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2%, nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. The Company applies SOP 76-3 and related Interpretations in accounting for its ESOP plan. In addition, all shares of common stock of the Company held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings. Total ESOP expenses were $82,000, $73,000 and $54,000 in 1999, 1998 and 1997, respectively.

ESOP allocated and unallocated shares were 187,000 and 5,000 at January 1, 2000 and 163,000 and 24,000 at January 2, 1999, respectively.

In 1999, the Company adopted an Executive Deferred Compensation Plan. Under the plan, eligible participants can defer up to 100% of their cash compensation as well as realized gains from the exercise of non-qualified stock options. The plan was inactive in 1999.

NOTE 8 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

($ in thousands, except per share data)

                                                        Earnings per share
                        Net       Gross        Net     --------------------
1999                   Sales     Margin     Income        Basic  Diluted
First quarter        $36,666    $14,944     $4,424        $0.95    $0.91
Second quarter        44,141     17,849      5,951         1.30     1.24
Third quarter         44,327     16,126      5,811         1.29     1.23
Fourth quarter        40,093     12,615      2,948         0.65     0.62
                    --------   --------   --------     --------  -------
Total               $165,227    $61,534    $19,134        $4.20    $4.00
                    ========   ========   ========     ========  =======

                                                        Earnings per share
                        Net       Gross       Net      --------------------
1998                   Sales     Margin     Income        Basic   Diluted
First quarter        $35,993    $11,679     $3,656        $0.77    $0.74
Second quarter        43,934     16,636      5,399         1.14     1.10
Third quarter         42,177     14,774      5,301         1.13     1.08
Fourth quarter        32,552     11,718      2,687         0.58     0.55
                    --------   --------   --------     --------  -------
Total               $154,656    $54,807    $17,043        $3.62    $3.45
                    ========   ========   ========     ========  =======

NOTE 9 SEGMENT INFORMATION

Financial information by segment for each of the three years in the period ended January 1, 2000, is summarized as follows:

                                        United
1999                                    States             Europe             Total

Net sales                          $ 143,740,000      $  21,487,000      $ 165,227,000
                                   =============      =============      =============
Operating income                   $  29,804,000      $   1,822,000      $  31,626,000
                                   =============      =============      =============
Depreciation and amortization      $   7,542,000      $   1,599,000      $   9,141,000
                                   =============      =============      =============
Capital expenditures               $   5,523,000      $   1,005,000      $   6,528,000
                                   =============      =============      =============
Interest income (expense), net     $     148,000      $     (82,000)     $      66,000
                                   =============      =============      =============
Income tax expense                 $  12,032,000      $     483,000      $  12,515,000
                                   =============      =============      =============
Net income                         $  18,698,000      $     436,000      $  19,134,000
                                   =============      =============      =============
Identifiable assets                $  72,233,000      $  22,657,000      $  94,890,000
                                   =============      =============      =============
1998

Net sales                          $ 134,762,000      $  19,894,000      $ 154,656,000
                                   =============      =============      =============
Operating income                   $  28,216,000      $   1,002,000      $  29,218,000
                                   =============      =============      =============
Depreciation and amortization      $   7,627,000      $   1,323,000      $   8,950,000
                                   =============      =============      =============
Capital expenditures               $   7,016,000      $   2,034,000      $   9,050,000
                                   =============      =============      =============
Interest income (expense), net     $    (205,000)                 -      $    (205,000)
                                   =============      =============      =============
Income tax expense                 $  11,688,000      $     107,000      $  11,795,000
                                   =============      =============      =============
Net income                         $  16,851,000      $     192,000      $  17,043,000
                                   =============      =============      =============
Identifiable assets                $  72,661,000      $  19,413,000      $  92,074,000
                                   =============      =============      =============
1997

Net sales                          $ 133,779,000      $  20,366,000      $ 154,145,000
                                   =============      =============      =============
Operating income                   $  24,388,000      $     622,000      $  25,010,000
                                   =============      =============      =============
Depreciation and amortization      $   6,982,000      $   1,212,000      $   8,194,000
                                   =============      =============      =============
Capital expenditures               $  10,431,000      $   1,036,000      $  11,467,000
                                   =============      =============      =============
Interest income (expense), net     $     864,000                  -      $     864,000
                                   =============      =============      =============
Income tax expense                 $  10,386,000      $      83,000      $  10,469,000
                                   =============      =============      =============
Net income (loss)                  $  16,043,000      $    (397,000)     $  15,646,000
                                   =============      =============      =============
Identifiable assets                $  78,172,000      $  19,270,000      $  97,442,000
                                   =============      =============      =============

The Company adopted FASB Statement No. 131, "Disclosures about Segments of a Business Enterprise and Related Information." The Company is managed in two operating segments: United States and Europe. Inter-segment transactions are accounted for on the same basis as sales to unaffiliated parties. Identifiable assets are those assets associated with a specific segment. There were no significant inter-segment sales. Substantially all sales were derived from plastic packaging products in 1999, 1998 and 1997.

INDEPENDENT AUDITORS' REPORT


To the Stockholders and Directors of
Liqui-Box Corporation

We have audited the accompanying consolidated balance sheets of Liqui-Box Corporation and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Liqui-Box Corporation and subsidiaries at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Columbus, Ohio
March 13, 2000

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

              ROBERT S. HAMILTON
              Vice Chairman

              C. WILLIAM MCBEE
              President, Chief Operating Officer and Secretary

              SAMUEL N. DAVIS
              Vice President, Development

              STEWART M. GRAVES
                     Vice President, International

              BARRY L. PRITCHARD
              Vice President, Technology and Equipment Development

              WILLIAM A. DUELGE
              Vice President, Sales & Marketing


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

              SAMUEL N. DAVIS
              Vice President, Development,
              Liqui-Box Corporation

              RUSSELL M. GERTMENIAN
              Partner,
              Vorys, Sater, Seymour and Pease

              ROBERT S. HAMILTON
              Vice Chairman,
              Liqui-Box Corporation

              C. WILLIAM MCBEE
              President, Chief Operating Officer and Secretary,
              Liqui-Box Corporation

                               LIQUI-BOX LOCATIONS

WORLD HEADQUARTERS         Worthington, Ohio
MANUFACTURING FACILITIES   Allentown, Pennsylvania
                           Ashland, Ohio
                           Auburn, Massachusetts
                           Elkton, Maryland
                           Houston, Texas
                           Lake Wales, Florida
                           Ontario, California
                           Sacramento, California
                           Upper Sandusky, Ohio
                           Worthington, Ohio
                           Romiley, England


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

         ANNUAL MEETING    The Annual Meeting of Shareholders will be at
                           the Columbus Marriott North, 6500
                           Doubletree Ave., Columbus, Ohio on
                           April 20, 2000 at 9:00 a.m.

         STOCK TRADING     Liqui-Box is traded on the
                           NASDAQ national market under the
                           symbol LIQB.

                            "Liqui-Box", "Handi-Tap", "QC/D", "Alaskan Falls", "Inpaco" and "Pacesetter" are registered trademarks of Liqui-Box Corporation