Form 10-K, Exhibit 13
period 2000-12-30
LIQUI BOX CORP
filed 2001-03-27
CIK 216430

                                    LIQUI-BOX
                                   CORPORATION
                                      2000

                                  ANNUAL REPORT



                                 [LIQUI-BOX LOGO]

                                "PACKAGING VALUE"

Letter to the Shareholders


Dear Shareholder:

The latter part of 2000 ushered in a general economic slowdown in manufacturing, and we were not exempt from that trend. Our sales volume dropped as our customers experienced similar drops in demand for their products. At the same time, margins were squeezed further as everyone tried to react to the change in the general economy.

In reaction to the changing climate, we analyzed the day-to-day operation of our business again and found many things we thought could be improved. As a result, changes were made in both the management and in the general organization of the company.

A new President and Chief Operating Officer was promoted to take a more hands-on approach and to prioritize tasks in light of the changing circumstances. We also adopted a tougher stance on individual performance. We believe these changes will produce positive results and we hope to return to the record profit levels Liqui-Box has enjoyed in the past by the end of 2001.

In 2000, we implemented a team of industry managers that were located in other geographic regions, and while this was intended to focus more on specific segments, it proved to be an unworkable arrangement. We could not communicate as effectively with key managers away from headquarters, and this caused some loss of momentum in the process. We have also changed that part of our structure, and it is already improved the speed with which we make decisions.

In addition to these changes, we had already implemented an expansion in the Far East during the year. The costs associated with that will continue to be with us for a while longer before they begin to show offsetting results. Our facility in the United Kingdom is concentrating on efficiencies in the operation to help offset the strength of the pound.

We have always been an innovation driven company geared to produce the best product for the money in the industries we serve. This has allowed us to earn a higher return on sales than many companies in the packaging sector. This only happens when you are constantly testing, redesigning and reinforcing this message.

Over the past few years, we got away from stressing that as a core value. While we continued to have the best products, we failed to capitalize on that effectively in our sales efforts. As a result, we have implemented on-going competitive testing so that we can present test results to the sales force for use with prospects and customers. I am pleased to say that so far, it appears we are continuing to do the best job of anyone we are competing against. What we are beginning to do again is make sure our customers are aware of it.

Our product development team is now talking directly to customers and prospects. This has shortened the time from concept to market dramatically. They are listening to the customers' direct market feedback and making immediate changes to products and processes. In addition, they are concentrating on the products that can generate the most immediate returns and put on the back burner any that are peripheral to our core business. We expect that both the Clear Handi-Tap and the QC/D 3000 beverage system will begin to bring new revenue to the top line before the year is out.

We have a smaller, closer-knit team at present. We have fewer layers between top management and the customer, and the core management is now located right here in Worthington. As a result, things are moving along much more quickly than they have in the past few years. The new operational management is tougher, more disciplined, and quicker to respond to the needs of the marketplace. At the same time, we are staying with core values: innovative proprietary products geared to offer our customers the best value for their money. Most importantly, we are all reading from the same page as to how things should be run.

As we move forward with these changes, we would like to thank you, our shareholders, for your continued support over the years. We will continue to work diligently to merit your confidence in our future.

[PHOTO OF SAMUEL B. DAVIS]                 /s/ SB Davis

FINANCIAL HIGHLIGHTS

For the Five Fiscal Years Ended December 30, 2000 (In thousands of dollars, except for per share data)


SELECTED INCOME STATEMENT DATA                   2000              1999             1998              1997(1)           1996
Net Sales                                    $155,200          $165,227         $154,656          $154,145          $152,368
Income Before Taxes                           $27,153           $31,649          $28,838           $26,115           $24,109
Net Income                                    $16,427           $19,134          $17,043           $15,646           $14,519
Net Income as a % of Net Sales                  10.6%             11.6%            11.0%             10.2%              9.5%
Return on Stockholders' Equity                  21.5%             27.5%            24.7%             19.9%             17.7%
Earnings Per Share
         Basic                                  $3.71             $4.20            $3.62             $2.77             $2.44
         Diluted                                $3.55             $4.00            $3.45             $2.72             $2.41

SELECTED BALANCE SHEET DATA
Total Assets                                  $96,174           $94,890          $92,074           $97,442          $100,016
Long-term Obligations                               -                 -                -                 -                 -
Cash Dividends Per Share                        $0.80             $0.76            $0.66             $0.52             $0.48
         Book Value Per Share                  $18.13            $16.30           $14.14            $14.06            $14.47
         Market Price at Fiscal Year-end       $37.25            $49.50           $52.00            $39.06            $32.75

(1) Includes 53 weeks

DATA PER COMMON SHARE

The reported low and high closing prices on the NASDAQ National Market as reported by the National Quotation Bureau, Inc. and cash dividends per share were as follows:

                                       2000                                                   1999
                                                     Cash                                                    Cash
                                                     Dividends                                               Dividends
                         Low          High           Per Share                  Low            High          Per Share
First Quarter            $44.13       $52.50         $0.20                      $48.25         $55.00        $0.18
Second Quarter           $44.00       $51.50         $0.20                      $47.25         $54.44        $0.18
Third Quarter            $31.63       $53.00         $0.20                      $51.25         $55.00        $0.20
Fourth Quarter           $32.38       $40.13         $0.20                      $49.50         $55.50        $0.20

As of December 30, 2000, there were 615 holders of record of common shares. Credit facility covenants restrict cash dividends to 50% of net income.

SHARE REPURCHASE PROGRAM

Liqui-Box is committed to increasing the market value of each share of its common stock outstanding. As part of this commitment, the Company closely monitors the current market price on a daily basis. During 2000, 1999 and 1998, the Company felt that the market undervalued its common stock and as a result, the Company began an aggressive campaign to repurchase its common shares outstanding. During 2000 and 1999, Liqui-Box repurchased 169,962 common shares at an aggregate cost of $7,816,000 and 172,168 common shares at an aggregate cost of $8,773,000, respectively. The Company purchased an additional 48,117 common shares from January 1, 2001 through March 7, 2001 at an aggregate cost of $1,998,000. The grand total of the above purchases was $18,587,000 at an average cost of $47.63. These would have had a total market value of $15,563,000 based on a closing price of $39.88 on March 7, 2001.

Mangement's Discussion and Analysis

RESULTS OF OPERATIONS

2000 COMPARED TO 1999

During 2000, Liqui-Box Corporation (the "Company") experienced a 6% decrease in net sales dollars on a 5% decrease in unit sales compared to 1999. The decrease in sales dollars and units is attributed to a generally down year in certain customer segments of the bottled water market.

Gross margin, as a percentage of net sales, was 34.8% in 2000 and 37.2% in 1999. The decrease in gross margin is attributable to increased raw material prices that have not been passed on to our customers.

Selling, administrative and development expenses in 2000 were $27,074,000 compared to $29,908,000 in 1999, a decrease of $2,834,000. The decrease is primarily due to a favorable settlement of certain contingencies and a reduction in Profit Participation Plan cost partly offset by an increase in research and development costs.

Research and development costs were $1,559,000 in 2000 and $1,436,000 in 1999, an increase of $123,000. The 2000 costs included significant costs associated with improvements of existing products, as well as the development of new generation products. These amounts include direct costs associated with research and development only. Many of the company's employees are involved in the process of developing new products and processes along with other duties and these costs are not included in the above figures.

Net income decreased by 14% to $16,427,000 compared to $19,134,000 in 1999. The provision for income taxes was 39.5% of before tax income in both 2000 and 1999.

[The 2 1/2 gallon P.E.T. "clear" Handi-Tap.]
2

At the end of 2000 and 1999, Liqui-Box had no significant backlog of orders which is industry typical.


1999 COMPARED TO 1998

During 1999, the Company experienced a 7% increase in net sales dollars on a 6% increase in unit sales compared to 1998. The increase in net sales dollars can be primarily attributed to comparable increases in unit sales. Selling prices on most products generally increased as did the cost of the Company's prime raw material, plastic resin.

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

Research and development costs were $1,436,000 in 1999 and $1,221,000 in 1998, an increase of $215,000. The 1999 costs included significant costs associated with improvements of existing products, as well as the development of new generation products. These amounts include direct costs associated with research and development. The Company and all of its employees share a commitment to continually improve existing products and processes, as well as developing new products.

Net income increased by 12% to $19,134,000 compared to $17,043,000 in 1998. This increase is a result of the increase in gross margin, which was partially offset by the increase in selling, administrative and development expenses and income taxes. The provision for income taxes was 39.5% and 40.9% of before tax income in 1999 and 1998, respectively.

[The Award Winning Liqui-Box Trade Show Exhibit.
"SHOWING THE WORLD HOW GREAT WE REALLY ARE."]

Mangement's Discussion and Analysis

RESULTS OF OPERATIONS

The decrease in the effective tax rate resulted primarily from state and local tax refunds from the prior year.

At the end of 1999 and 1998, Liqui-Box had no significant backlog of orders which is industry typical.


LIQUIDITY AND CAPITAL RESOURCES

Total working capital at year-end was $29,767,000, $29,242,000 and $16,247,000 in 2000, 1999 and 1998, respectively. The ratio of current assets to current liabilities was 2.8 to 1 in 2000, 2.5 to 1 in 1999 and 1.6 to 1 in 1998. The 2000 increase is primarily the result of a decrease in accounts payable. Net cash provided from operations was $23,725,000 for 2000 compared to $26,254,000 in 1999 and $23,957,000 in 1998. The decrease in cash provided in 2000 was the result of the decrease in net income, which was offset by changes in operating assets and liabilities. Net cash used in investing activities was $12,916,000 for 2000 compared to $4,547,000 in 1999 and $9,591,000 in 1998. The cash used in investing activities was primarily for purchases of new plant equipment and improvements to existing property and plant equipment. Cash used in financing activities was $8,327,000 for 2000 compared to $18,542,000 in 1999 and $23,124,000 in 1998. The cash used in financing activities was primarily for the acquisition of treasury stock, the payment of cash dividends and repayment of the Company's revolving line of credit.

Liqui-Box's major commitments for capital expenditures as of December 30, 2000, were, as they have been in the past, primarily for increasing capacity at existing

[Launch of the new Q-3000 "Universal" fitment.]

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

Financing arrangements with The Huntington National Bank ("Bank") provide various credit facilities with a total commitment of $30,000,000. There was nothing outstanding under these commitments as of December 30, 2000. A portion of these credit facilities ($20,000,000) expires on April 30, 2001; however, management has a commitment from the Bank to renew these facilities on terms comparable to the existing facility. The remaining portion of these facilities expires on April 30, 2004. The Company's foreign subsidiaries in the United Kingdom and India have secured credit facilities that expire in October 2001. The total amount outstanding under these facilities was $4,577,000 at December 30, 2000.

Longer-term cash requirements, other than those related to normal operations, relate to financing anticipated growth; increasing capacity at existing plants; developing new products and enhancing of existing products; dividend payments; and possibly continuing repurchases of the Company's common shares. The Company believes that its existing cash and cash equivalents, available credit facilities and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for the 2001 fiscal year.

During 2000, the Company experienced general increases in the costs of plastic resin, but the Company was able to obtain an adequate supply for its needs. In 2001, it is uncertain what will happen to plastic resin prices. The Company anticipates that during 2001 there will be an adequate supply of the major types of plastic resin it purchases.

Management feels that inflation did not have a material effect on the Company during 2000, 1999 or 1998. The Company has the ability to adjust prices as the cost of resin changes; however, there is generally a time lag between when the Company incurs a change in resin cost and when that change is passed on to a customer.

[Liqui-Box QC/D]

[Coke Style Connector]

[Rapak Connector]

[Pepsi Connector]

[Q-3000 "Universal" fitment can be connected to any existing dispensing system.]

Mangement's Discussion and Analysis

EFFECT OF NEW EUROPEAN CURRENCY

The implementation of the Euro currency in certain European countries in 2002 could adversely impact the Company. In January 1999, the "Euro" was introduced in certain Economic and Monetary Union ("EMU") countries. During 2002, all EMU countries are expected to be operating with the Euro as their single currency. Uncertainty exists as to the effect the Euro currency will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. The Company is still assessing the impact the EMU formation and Euro implementation will have on internal systems and the sale of its products. The Company expects to take appropriate actions based on the results of such assessment. As of March 7, 2001, the Company has not become aware of any negative impact on the Company resulting from the EMU formation and Euro implementation. The Company has not yet determined the cost, if any, related to addressing this issue and there can be no assurance that this issue and its related costs will not have a material adverse effect on the Company's business, operating results and financial condition.

NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective December 31, 2000 (fiscal year 2001).

[Water-In-Bag System (WIBS)]

Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

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

[Laboratory tests show the Liqui-Box
Unglass Bottle outperforms the closest
competitor 4 to 1.]

                                  CONSOLIDATED BALANCE SHEETS


ASSETS                                                                      DECEMBER 30, 2000              JANUARY 1, 2000
--------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                         $13,274,000                  $11,635,000
Accounts receivable:
       Trade, net of allowance for doubtful accounts
          of $756,000 and $730,000, respectively                                   13,800,000                   19,579,000
       Other                                                                          682,000                      446,000
                                                                                  -----------                  -----------
Total receivables                                                                  14,482,000                   20,025,000


Inventories:
         Raw materials and supplies                                                 9,173,000                    8,256,000
         Work in process                                                            2,421,000                    2,460,000
         Finished goods                                                             4,355,000                    3,334,000
                                                                                  -----------                  -----------
Total Inventories                                                                  15,949,000                   14,050,000

Deferred tax assets                                                                 1,668,000                    2,602,000
Other current assets                                                                  724,000                      808,000
                                                                                  -----------                  -----------
TOTAL CURRENT ASSETS                                                               46,097,000                   49,120,000

--------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------------------------------------------------

Land, buildings and leasehold improvements                                         18,066,000                   15,158,000
Equipment and vehicles                                                             82,602,000                   77,122,000
Equipment leased to customers                                                      16,266,000                   16,691,000
Construction in process                                                             6,432,000                    2,706,000
                                                                                  -----------                  -----------
TOTAL                                                                             123,366,000                  111,677,000
Less accumulated depreciation and amortization                                    (84,718,000)                 (78,448,000)
                                                                                  -----------                  -----------

Property, plant and equipment, net                                                 38,648,000                   33,229,000

------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
------------------------------------------------------------------------------------------------------------------------------------

Goodwill, net of amortization                                                       7,065,000                    7,855,000
Deferred charges and other assets, net                                              4,364,000                    4,686,000
                                                                                  -----------                  -----------
Total other assets                                                                 11,429,000                   12,541,000

TOTAL ASSETS                                                                      $96,174,000                  $94,890,000
                                                                                  ===========                  ===========



                                                                                     See notes to consolidated financial statements.

                                                    CONSOLIDATED BALANCE SHEETS


LIABILITIES AND STOCKHOLDERS' EQUITY                                         DECEMBER 30, 2000               JANUARY 1, 2000
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
---------------------------------------------------------------------------------------------------------------------------

Accounts payable                                                                    $4,901,000                  $10,955,000
Short-term borrowings                                                                4,577,000                    3,283,000
Dividends payable                                                                      878,000                      903,000
Salaries, wages and related liabilities                                              2,114,000                    1,971,000
Federal, state and local taxes                                                         351,000                            -
Deposits                                                                             1,166,000                    1,270,000
Other accrued liabilities                                                            2,343,000                    1,496,000
                                                                                   -----------                  -----------
TOTAL CURRENT LIABILITIES                                                           16,330,000                   19,878,000

---------------------------------------------------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES
---------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                  228,000                    1,468,000

Commitments and Contingencies                                                                -                            -

---------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------

Preferred stock, without par value,
         2,000,000 shares authorized; none issued                                            -                            -
Common stock, $.1667 stated value,
         20,000,000 shares authorized,
         7,262,598 shares issued                                                     1,210,000                    1,210,000
Additional paid-in capital                                                          10,593,000                    9,505,000
Accumulated other comprehensive income                                                 649,000                    1,596,000
Retained earnings                                                                  164,499,000                  151,608,000
Less:
         Treasury stock, at cost - 2,871,061 and
              2,751,439 shares, respectively                                       (97,335,000)                 (90,375,000)
---------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                          79,616,000                   73,544,000
                                                                                   -----------                  -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $96,174,000                  $94,890,000
                                                                                   ===========                  ===========


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                            Fifty-two                 Fifty-two                 Fifty-two
                                                          Weeks Ended               Weeks Ended               Weeks Ended
                                                         December 30,                January 1,                January 2,
                                                                2000                      2000                      1999
NET SALES                                                $155,200,000              $165,227,000              $154,656,000
Cost of Sales                                             101,209,000               103,693,000                99,849,000
                                                         ------------              ------------              ------------
         Gross Margin                                      53,991,000                61,534,000                54,807,000

Selling, administrative and
     development expenses                                  27,074,000                29,908,000                25,589,000
                                                         ------------              ------------              ------------
         Operating Income                                  26,917,000                31,626,000                29,218,000

OTHER INCOME (EXPENSE):
Interest and dividend income                                  610,000                   381,000                   331,000
Interest expense                                             (145,000)                 (315,000)                 (536,000)
Other, net                                                   (229,000)                  (43,000)                 (175,000)
                                                         ------------              ------------              ------------

INCOME BEFORE INCOME TAXES                                 27,153,000                31,649,000                28,838,000

TAXES ON INCOME                                            10,726,000                12,515,000                11,795,000
                                                         ------------              ------------              ------------

NET INCOME                                                 16,427,000                19,134,000                17,043,000

OTHER COMPREHENSIVE INCOME
     (EXPENSE), NET OF TAX:

Foreign currency translation adjustments                     (910,000)                 (213,000)                    8,000
Unrealized gain (loss) on marketable securities               (37,000)                 (376,000)                   63,000
                                                         ------------              ------------              ------------
     Other comprehensive income (expense)                    (947,000)                 (589,000)                   71,000
                                                         ------------              ------------              ------------

COMPREHENSIVE INCOME                                      $15,480,000               $18,545,000               $17,114,000
                                                         ============              ============              ============

-------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
-------------------------------------------------------------------------------------------------------------------------

         Basic                                                  $3.71                     $4.20                     $3.62
         Diluted                                                $3.55                     $4.00                     $3.45
Cash dividends per common share                                 $0.80                     $0.76                     $0.66

-------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING EARNINGS PER SHARE:
-------------------------------------------------------------------------------------------------------------------------

         Basic                                              4,431,017                 4,561,383                 4,703,198
         Diluted                                            4,626,813                 4,785,556                 4,944,183


                                See notes to consolidated financial statements.

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         Fifty-two          Fifty-two           Fifty-two
                                                                       Weeks Ended        Weeks Ended         Weeks Ended
                                                                      December 30,         January 1,          January 2,
                                                                              2000               2000                1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $16,427,000        $19,134,000         $17,043,000
Adjustments to reconcile net income to net
cash provided by operating activities:
         Depreciation and amortization                                   7,642,000          8,258,000           7,991,000
         Provision for loss on accounts receivable                          26,000            186,000             370,000
         Amortization of other noncurrent assets                           843,000            883,000             959,000
         Loss (gain) on disposal of property, plant and equipment           66,000             57,000             (33,000)
         Deferred compensation                                             188,000            324,000             275,000
         Changes in deferred income tax accounts                          (306,000)           159,000          (1,439,000)
         Changes in operating assets and liabilities:
              Accounts receivable                                        5,418,000         (5,165,000)           (592,000)
              Inventories                                               (1,897,000)           269,000            (563,000)
              Other current assets                                          96,000           (128,000)           (218,000)
              Accounts payable                                          (5,999,000)         3,230,000             758,000
              Salaries, wages and related liabilities                      142,000             79,000             (79,000)
              Other accrued liabilities                                  1,079,000         (1,032,000)           (515,000)
                                                                       -----------        -----------         -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               23,725,000         26,254,000          23,957,000

--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
--------------------------------------------------------------------------------------------------------------------------
Purchase of property, plant and equipment                              (15,520,000)        (6,528,000)         (9,050,000)
Proceeds from sale of property, plant and equipment                      2,372,000          1,586,000           2,042,000
Purchase of patents and other intangibles                                        -                  -          (2,500,000)
Purchase of investments                                                          -           (261,000)                  -
Other changes, net                                                         232,000            656,000             (83,000)
                                                                       -----------        -----------         -----------

NET CASH USED IN INVESTING ACTIVITIES                                  (12,916,000)        (4,547,000)         (9,591,000)

---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
---------------------------------------------------------------------------------------------------------------------------

Acquisition of treasury shares                                          (7,816,000)        (8,773,000)        (23,902,000)
Sale of treasury shares                                                    530,000             20,000             255,000
Exercise of stock options                                                1,226,000          1,117,000           2,603,000
Cash dividends                                                          (3,561,000)        (3,389,000)         (2,880,000)
Proceeds from short-term borrowings                                      2,557,000         13,620,000           6,300,000
Repayment of short-term borrowings                                      (1,263,000)       (21,137,000)         (5,500,000)
                                                                       -----------        -----------         -----------
NET CASH USED IN FINANCING ACTIVITIES                                   (8,327,000)       (18,542,000)        (23,124,000)

---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   (843,000)          (215,000)             18,000
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         1,639,000          2,950,000          (8,740,000)
CASH AND CASH EQUIVALENTS, Beginning of year                            11,635,000          8,685,000          17,425,000
                                                                       -----------        -----------         -----------
CASH AND CASH EQUIVALENTS, End of year                                 $13,274,000        $11,635,000          $8,685,000
                                                                       -----------        -----------         -----------

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                 ADDITIONAL
                                                 SHARES            COMMON           PAID-IN
                                            OUTSTANDING             STOCK           CAPITAL
                                            -----------        ----------        ----------
BALANCE AT JANUARY 3, 1998                    5,157,045        $1,210,000        $7,234,000

Net income
Cash dividends
Purchase of treasury stock                     (605,863)
Proceeds from exercise of stock options          93,937                             698,000
Sale of treasury stock                            6,362                             147,000
Tax benefit on stock options exercised                                              234,000
Deferred compensation                                                               275,000
Translation gain
Unrealized gain on marketable securities

BALANCE AT JANUARY 2, 1999                    4,651,481         1,210,000         8,588,000

Net income
Cash dividends
Purchase of treasury stock                     (172,168)
Proceeds from exercise of stock options          31,454                             411,000
Sale of treasury stock                              392                              13,000
Tax benefit on stock options exercised                                              169,000
Deferred compensation                                                               324,000
Translation gain
Unrealized gain on marketable securities

BALANCE AT JANUARY 1, 2000                    4,511,159         1,210,000         9,505,000

Net income
Cash dividends
Purchase of treasury stock                     (169,962)
Proceeds from exercise of stock options          38,991                             450,000
Sale of treasury stock                           11,349                             337,000
Tax benefit on stock options exercised                                              113,000
Deferred compensation                                                               188,000
Translation gain
Unrealized gain on marketable securities

BALANCE AT DECEMBER 30, 2000                  4,391,537        $1,210,000       $10,593,000
                                             ==========       ===========       ===========

See notes to consolidated financial statements.

12

                                                      OTHER
                                              COMPREHENSIVE           TREASURY          RETAINED
                                                     INCOME              STOCK          EARNINGS
                                              -------------       ------------      ------------
BALANCE AT JANUARY 3, 1998                      $2,114,000        $(60,023,000)     $121,979,000

Net income                                                                            17,043,000
Cash dividends                                                                        (3,093,000)
Purchase of treasury stock                                         (23,902,000)
Proceeds from exercise of stock options                              1,671,000
Sale of treasury stock                                                 108,000
Tax benefit on stock options exercised
Deferred compensation
Translation gain                                     8,000
Unrealized gain on marketable securities            63,000

BALANCE AT JANUARY 2, 1999                       2,185,000         (82,146,000)      135,929,000

Net income                                                                            19,134,000
Cash dividends                                                                        (3,455,000)
Purchase of treasury stock                                          (8,773,000)
Proceeds from exercise of stock options                                537,000
Sale of treasury stock                                                   7,000
Tax benefit on stock options exercised
Deferred compensation
Translation gain                                  (213,000)
Unrealized gain on marketable securities          (376,000)

BALANCE AT JANUARY 1, 2000                       1,596,000         (90,375,000)      151,608,000

Net income                                                                            16,427,000
Cash dividends                                                                        (3,536,000)
Purchase of treasury stock                                          (7,816,000)
Proceeds from exercise of stock options                                663,000
Sale of treasury stock                                                 193,000
Tax benefit on stock options exercised
Deferred compensation
Translation gain                                  (910,000)
Unrealized gain on marketable securities           (37,000)

BALANCE AT DECEMBER 30, 2000                      $649,000        $(97,335,000)     $164,499,000
                                                ==========        ============      ============

Notes to Consolidated Financial Statements

NOTE 1 ACCOUNTING POLICIES

Liqui-Box Corporation and its subsidiaries (the "Company") are manufacturers of bag-in-box flexible packaging, blow-molded containers, filling equipment and bulk liquid dispensing systems for the beverage, processed foods, dairy, detergent, wine and other specialty products industries. The Company operates twelve manufacturing plants in the United States, Europe and India in primarily the plastic packaging industry. Significant accounting policies of the Company are as follows:

CONSOLIDATION - The consolidated financial statements include the accounts of Liqui-Box Corporation and its subsidiaries, all of which are wholly-owned. The Company eliminates all significant intercompany balances and transactions in the consolidated financial statements.

BASIS OF ACCOUNTING - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers money market funds and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are on deposit primarily with three financial institutions.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER - The Company's exposure to credit risk is impacted by the economic climate affecting its diverse customer base and wide geographic dispersion. The Company manages this risk by performing ongoing credit evaluations of its customers. Reserves for credit losses are maintained by the Company.

[The newly designed ORBITER 6000-ESL Rotary Filler.]

Approximately 21%, 22% and 20% of the Company's revenues in 2000, 1999 and 1998, respectively, were derived from sales to one major customer. Trade receivables due from this customer were $1,870,000 and $3,908,000 at December 30, 2000 and January 1, 2000, respectively. This decrease from one year to the next was primarily due to heavy buying demand during the last quarter of 1999 in answer to the Y2K event.

INVENTORY VALUATION - Inventories are stated at the lower of cost or market. Substantially all of the Company's domestic product inventories are valued on the last-in, first-out (LIFO) method. If current cost had been used, inventories would have increased approximately $1,958,000 and $1,976,000 at December 30, 2000 and January 1, 2000, respectively. The Company's inventory of machine parts and inventories of certain foreign subsidiaries are valued on the first-in, first-out (FIFO) method. These inventories approximated $9,222,000 and $7,817,000 at December 30, 2000 and January 1, 2000,
respectively.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method (accelerated methods are generally used for tax purposes) in amounts adequate to amortize the cost over the estimated useful lives of the assets as follows: buildings and improvements -- 5 to 30 years and equipment -- 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES - Goodwill represents the excess purchase price over net assets acquired and is being amortized using the straight-line method over 15 to 24 years. Other intangibles resulting from business acquisitions, comprised mainly of costs related to sales agreements, patents and non-compete agreements, are being amortized using the straight-line method over 15 to 17 years. Accumulated amortization of goodwill and other intangibles as of December 30, 2000 and January 1, 2000 approximated $7,334,000 and $6,501,000, respectively. At each balance sheet date, a determination is made by the Company as to whether any intangible assets have been impaired based on several criteria including, but not limited to, sales trends, operating factors and undiscounted cash flows.


[The newest prototype dispensing valves for Handi-Tap and Bag-In-Box.]

Notes to Consolidated Financial Statements

MARKETABLE SECURITIES - Marketable securities consist primarily of common stocks and are included in other noncurrent assets. The Company classifies its securities as available for sale and accordingly, carries such at fair market value based on quoted market prices with unrealized gains and losses reported as other comprehensive income. The fair market value, cost and cumulative unrealized gains, net of tax, were $1,190,000, $321,000 and $522,000, respectively, at December 30, 2000 and $1,252,000, $321,000 and
$559,000, respectively, at January 1, 2000. The unrealized gain, net of tax, is a supplemental non-cash transaction for the statement of cash flows.

TREASURY STOCK - During 2000 and 1999, Liqui-Box repurchased 169,962 common shares at an aggregate cost of $7,816,000 and 172,168 common shares at an aggregate cost of $8,773,000, respectively. Subsequent to December 30, 2000, the Company repurchased 10,667 Liqui-Box common shares at $46.875 per share, which was above the fair market on the date of purchase and 37,450 Liqui-Box common shares at $40 per share, which was the fair market value per share on the date of purchase from officers who resigned or retired at that time.

REVENUE RECOGNITION - Revenue from product sales is recognized at the time products are shipped and title transfers to customers. Revenues for estimated returns, allowances and customer rebates are established when revenues are recognized.

RESEARCH AND DEVELOPMENT - All research and development costs are expensed as incurred. Such costs amounted to $1,559,000, $1,436,000 and $1,221,000 in 2000, 1999 and 1998, respectively.

ADVERTISING COSTS - Advertising costs primarily relate to trade shows, product catalogs and product literature. Such costs are expensed as incurred. Total advertising expenses were $912,000, $830,000 and $769,000 in 2000, 1999 and 1998, respectively.

EARNINGS PER SHARE - Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts


[Our "bulk bag" aseptic filling systems are placed in over 200 locations worldwide.]

are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

FOREIGN CURRENCY TRANSLATION - All assets and liabilities of wholly-owned foreign subsidiaries have been translated using the current exchange rate in effect at the balance sheet dates. Revenue and expense accounts of such subsidiaries have been translated using the average exchange rate prevailing during the year and capital accounts have been translated using historic rates. Gains and losses resulting from the elimination of long-term intercompany receivable balances and the translation of the foreign financial statements into U.S. dollars are reflected as translation adjustments in comprehensive income. The foreign currency cumulative translation adjustment was $128,000, $1,038,000 and $1,250,000 at fiscal year ended 2000, 1999 and
1998, respectively. The related deferred income tax expense (benefit) was $(364,000), $(85,000) and $3,000 in fiscal years 2000, 1999 and 1998, respectively.

Foreign currency exchange gains (losses) arise primarily from transactions denominated in foreign currencies and are included in other income (expense) in the amount of approximately $37,000, $5,000 and $(10,000) in 2000, 1999 and 1998, respectively.

DISCLOSURES CONCERNING FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash and cash equivalents; trade and other receivables; accounts payable; fair value of guaranteed debt obligations to certain officers and employees; short-term borrowings and other current liabilities are estimated to approximate fair value because of the short-term maturity of these items.

NEW ACCOUNTING STANDARD - Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective December 31, 2000 (fiscal year 2001). Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

RECLASSIFICATION -Certain reclassifications have been made to the 1999 financial statements to conform to the 2000 presentation.


[Descrition of graphic to come]

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                         AS OF FISCAL YEAR END

                                                                            DECEMBER 30, 2000               JANUARY 1, 2000
Current deferred tax assets:
   Accounts receivable                                                               $251,000                      $209,000
   Reserves, accruals and other                                                     1,417,000                     2,393,000
                                                                                   ----------                   -----------

Net current deferred tax assets                                                    $1,668,000                    $2,602,000
                                                                                   ==========                   ===========

Long-term deferred tax liabilities:
   Property, plant and equipment                                                   $1,180,000                    $1,800,000
   Marketable securities and other                                                    453,000                       756,000
                                                                                   ----------                   -----------
         Total long-term deferred tax liabilities                                   1,633,000                     2,556,000
                                                                                   ----------                   -----------
Long-term deferred tax assets:
   Intangibles                                                                        400,000                       436,000
   Deferred compensation and other                                                  1,005,000                       652,000
                                                                                   ----------                   -----------
         Total long-term deferred tax assets                                        1,405,000                     1,088,000
                                                                                   ----------                   -----------

Net long-term deferred tax liabilities                                               $228,000                    $1,468,000
                                                                                   ==========                   ===========

Significant components of the provision for income taxes are as follows:


                                                     2000                 1999                  1998
Current:
   Federal                                     $8,590,000          $10,169,000           $10,762,000
   Foreign                                        399,000              483,000               107,000
   State                                        1,456,000            1,704,000             2,365,000
                                              -----------         ------------         -------------

         Total current taxes                   10,445,000           12,356,000            13,234,000
                                              -----------         ------------         -------------
Deferred:
   Federal and State (credit)                     281,000              159,000            (1,439,000)
                                              -----------         ------------         -------------

         Total taxes                          $10,726,000          $12,515,000           $11,795,000
                                              ===========         ============         =============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the difference between income taxes computed at the expected Federal statutory rate and actual amounts:


                                                                            2000                 1999                  1998
Expense at Federal statutory rates                                    $9,504,000          $11,077,000           $10,093,000
Foreign income taxes                                                     399,000              321,000               107,000
State income taxes, net of Federal tax benefit                           967,000            1,108,000             1,425,000
Other, net                                                              (144,000)               9,000               170,000
                                                                     -----------          -----------           -----------

         Total                                                       $10,726,000          $12,515,000           $11,795,000
                                                                     ===========          ===========           ===========

Effective income tax rate                                                 39.5 %               39.5 %                40.9 %

The Company made income tax payments, net of refunds, of approximately $10,094,000, $13,865,000, and $12,746,000 in 2000, 1999 and 1998,
respectively.

-------------------------------------------------------------------------------

NOTE 3  COMMITMENTS AND CONTINGENCIES

The Company leases property and equipment pursuant to various non-cancelable operating lease agreements. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. Future minimum payments on non-cancelable operating leases with initial or remaining terms in excess of one year for the five fiscal years subsequent to December 30, 2000 are: $1,393,000, $1,266,000, $1,030,000,
$984,000 and $489,000. Lease payments under non-cancelable operating leases subsequent to the year 2005 aggregate $1,836,000.

Total rent expense including other cancelable and short-term leases was $2,046,000, $1,885,000 and $1,895,000 in 2000, 1999 and 1998, respectively.

The case styled Great Pines Water Company, Inc. v. Liqui-Box Corporation, in the United States District Court in Texas reported previously under Item 3 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000, as filed with the Securities and Exchange Commission, has been settled and was dismissed in July 2000. Terms of the settlement are confidential and have been sealed by the court, however; settlement of this case did not have a material impact on the 2000 results of operations.

The Company is also involved in various other litigation arising in the ordinary course of business. The Company believes that the reserves recorded in the Company's consolidated financial statements are adequate to satisfy the outcome of litigation. However, because of the risks associated with any litigation, the ultimate outcome may differ.

The Company has guaranteed debt obligations of certain officers and employees totaling $2,427,000 as of December 30, 2000. Subsequent to December 30, 2000, the guaranteed obligations were reduced to $1,187,000.

-------------------------------------------------------------------------------

NOTE 4  STOCK OPTIONS

As of December 30, 2000, the Company has stock-based compensation programs which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, the only compensation expense charged against income is related to deferred compensation for options issued at a discount from market value at the measurement date of the grant. Compensation expense recorded in 2000, 1999 and 1998 was $188,000, $324,000 and $275,000, respectively.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had the compensation costs for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been as indicated in the pro forma amounts below:

-------------------------------------------------------------------------------


                                                                2000                1999                1998
                                                             -------             -------             -------
Net income                             As Reported           $16,427             $19,134             $17,043
                                       Pro forma             $15,933             $18,920             $16,797

Basic earnings per share               As Reported             $3.71               $4.20               $3.62
                                       Pro forma               $3.60               $4.15               $3.57

Diluted earnings per share             As Reported             $3.55               $4.00               $3.45
                                       Pro forma               $3.44               $3.95               $3.40

-------------------------------------------------------------------------------

The pro forma amounts are not representative of the effects on reported net income for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000: dividend yield of 1.6%; expected volatility of 25%; risk-free interest rates of 6.00%; and expected lives of 7 years. The assumption for 1999 grants assumed a dividend yield of 1.5%; expected volatility of 21%; risk-free interest rates of 6.00%; and expected lives of 7 years. The assumption for 1998 grants assumed a dividend yield of 1.7%; expected volatility of 23%; risk-free interest rates of 5.25%; and expected lives of 7 years.

Under the 1990 Liqui-Box Stock Option Plan (the "1990 Plan"), the Company has granted incentive, non-qualified and deferred compensation stock options awards. The terms and issuance prices of such awards have been determined by the Board of Directors as limited by Internal Revenue Service rules where applicable. Options granted under the 1990 Plan are exercisable according to the terms of each option. However, in the event of a change in control as defined in the 1990 Plan, options become immediately exercisable, except those awarded within the last six months. Options granted under the 1990 Plan include incentive options, supplemental retirement options and other options.

The Company has granted supplemental retirement options under the 1990 Plan to certain Company executives. These options were granted at an exercise price of 50% of the fair market value on the date of grant. Six months after the date of grant, each option vests with respect to 75% of the shares covered by the option if the grantee has signed a non-compete agreement; if a non-compete agreement has not been signed by the grantee, the option vests with respect to 50% of the shares covered by the option. In either case, the option vests based on age with respect to the remaining shares covered by the option. Supplemental retirement options are exercisable only upon termination of employment for other than cause.

Other options outstanding under the 1990 Plan include non-qualified options and incentive options for the purchase of common shares. The exercise price per share for the incentive options is not less than the fair market value per share of Company common shares on the date of grant and, for non-qualified options, is at or below fair market value per share on the date of grant. The incentive and a portion of the non-qualified options become exercisable in 25% increments on each anniversary of the grant date. The remaining non-qualified options generally become exercisable in 10% increments on each anniversary of the grant date.

The 1990 Plan terminated by its terms on February 9, 2000, except with respect to options then outstanding which had been previously issued under the Plan.

Under its LBShares Stock Option Plan, the Company may grant options annually to a majority of its employees based on their individual prior year's wages. Options are granted at exercise prices that equal the fair market value on the date of grant. Options become exercisable in 25% increments on each anniversary of the grant date and are forfeited upon termination of employment for reasons other than death or disability. Options expire 10 years after the grant date.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's stock option plan as of December 30, 2000 and for the three years then ended is presented below:

                                          2000                           1999                           1998
                                  -------------------------     --------------------------    ---------------------------
                                  Shares   Weighted-Average     Shares    Weighted-Average    Shares     Weighted-Average
                                  (000)     Exercise Price      (000)      Exercise Price      (000)     Exercise Price
                                  -----     --------------      -----      --------------      -----     --------------
Outstanding at
     beginning of year             639            $27            671             $26            721            $25
         Granted                   200            $32             42             $53             60            $41
         Exercised                 (39)           $29            (31)            $30            (94)           $25
         Forfeited                 (20)           $40            (43)            $36            (16)           $31
                                  ----                           ---                            ---
Outstanding at end of year         780            $27            639             $27            671            $26
                                  ====                           ===                            ===
Options Exercisable
     at year-end                   381            $28            387             $28            333            $28

                                                 2000                   1999             1998
                                                 ----                   ----             ----
Weighted-average fair value of
   options granted during the year
   where market price at date of grant
   is at exercise price                          $11                    $17              $12

The following table summarizes information about stock options outstanding at December 30, 2000:

                                      OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                      -------------------------------------------------------------------------------------------------
                         Number        Weighted-Average                                Number
Range of              Outstanding          Remaining         Weighted-Average        Outstanding        Weighted-Average
Exercise Prices          (000)         Contractual Life       Exercise Price            (000)            Exercise Price
---------------          -----         ----------------       --------------            -----            --------------
$12.50 to $18.50          202                 4.6                  $14                     55                 $14
$22.50 to $24.625          20                 1.3                  $24                     20                 $24
$27.25 to $30.75          217                 4.1                  $28                    217                 $28
$31.50 to $37.00          268                 8.4                  $35                     61                 $35
$38.25 to $53.3125         73                 7.7                  $47                     28                 $45
                      ------------------------------------------------------         -----------------------------------
                          780                 6.0                  $27                    381                 $28
                      ======================================================         ===================================

The Company receives tax deductions for the difference between fair market value and the exercise price of common shares at the time non-incentive options are exercised. In addition, common shares obtained through the exercise of stock options which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. The tax benefit of this deduction is reflected in additional paid-in capital and totaled $113,000, $169,000 and $234,000 in 2000, 1999 and 1998, respectively.

------------------------------------------------------------------------------

NOTE 5  EQUIPMENT LEASED TO CUSTOMERS

The Company leases various types of filling machinery and equipment to its customers to support its packaging products. The leases are classified as operating leases and are generally cancelable at the option of the Company. Assets available for lease and assets under current lease contracts are included in the balance sheets as equipment leased to customers. Accumulated depreciation on these assets at December 30, 2000 and January 1, 2000 approximated $12,236,000 and $12,380,000, respectively. Total lease income, including other cancelable and short-term leases was $751,000, $725,000 and $753,000 in 2000, 1999 and 1998, respectively. The future minimum rental income on non-cancelable operating leases for the five fiscal years subsequent to December 30, 2000 and thereafter are: $562,000, $473,000, $315,000, $200,000 and $101,000.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6  CREDIT FACILITIES

The Company maintains unsecured credit facilities that aggregate $30,000,000 and include $10,000,000 for a revolving term loan, the availability of which terminates on April 30, 2004, when, at the option of the Company, outstanding amounts can be converted to a term note under the terms of the agreement as defined. No amounts were outstanding under these credit facilities as of December 30, 2000. The remaining portion of the credit facilities of $20,000,000 is a line of credit that expires April 30, 2001; however, the Company has a commitment from the Bank to renew this facility on terms comparable to the existing facility. No amounts were outstanding under this facility as of December 30, 2000. At the Company's option, the credit facilities bear interest at either the prime rate, the London Interbank Offered Rate plus 0.50%, or a negotiated rate, as defined (7.06% at December 30, 2000). The facilities require the maintenance of certain financial ratios and restrict future common cash dividends to 50% of consolidated net income. Additionally, the Company's Europe and India subsidiaries maintain secured credit facilities (subject to certain limitations) that expire in October 2001. The amount outstanding under these facilities was $4,577,000 at December 30, 2000. The credit facilities bear interest at varying rates, based upon the currency borrowed (ranging from 5.75% to 7.5% as of December 30, 2000). The facilities are collateralized by a $1,493,000 guarantee by the Company and the cash balances and accounts receivable of the subsidiaries which total approximately $7,739,000 at December 30, 2000. Total interest paid under all facilities in 2000, 1999 and 1998 was $145,000, $315,000 and $518,000 respectively.

------------------------------------------------------------------------------

NOTE 7  EMPLOYEE BENEFIT PLANS

The Company has a deferred profit sharing plan covering the majority of its employees not covered by a collective bargaining agreement. The Company's contributions to this plan, which are at the discretion of the Board of Directors, were $556,000, $599,000 and $652,000 in 2000, 1999 and 1998, respectively.

The Company also has an Employee Stock Ownership Plan ("ESOP") for the majority of employees who are not covered by a collective bargaining agreement. Eligible employees may elect to contribute not less than 2%, nor more than 6% of their annual compensation to the ESOP. For each participating employee, the Company contributes an amount equal to 50% of the employee's contribution. The Company applies SOP 76-3 and related Interpretations in accounting for its ESOP plan. In addition, all shares of common stock of the Company held by the ESOP are treated as outstanding shares in the determination of earnings per share. Dividends paid on all shares held by the ESOP are charged to retained earnings. Total ESOP expenses were $69,000, $82,000 and $73,000 in 2000, 1999 and 1998, respectively.

ESOP allocated and unallocated shares were 194,000 and 5,000 at December 30, 2000 and 187,000 and 5,000 at January 1, 2000, respectively.

In 1999, the Company adopted an Executive Deferred Compensation Plan. Under the plan, eligible participants can defer up to 100% of their cash compensation as well as realized gains from the exercise of non-qualified stock options. There was no related deferred compensation expense in 2000 and 1999.

------------------------------------------------------------------------------

NOTE 8  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
($ in thousands, except per share data)

                                                                                                      EARNINGS PER SHARE
                                                       NET            GROSS               NET        --------------------
2000                                                 SALES           MARGIN            INCOME        BASIC        DILUTED
First quarter                                      $36,554          $14,108            $4,567        $1.02          $0.98
Second quarter                                      43,183           15,545             4,923         1.11           1.06
Third quarter                                       43,440           14,349             4,449         1.01           0.97
Fourth quarter                                      32,023            9,989             2,488         0.57           0.54
                                                  --------          -------           -------        -----          -----
Total                                             $155,200          $53,991           $16,427        $3.71          $3.55
                                                  ========          =======           =======        =====          =====

                                                                                                      EARNINGS PER SHARE
                                                       NET            GROSS               NET        --------------------
1999                                                 SALES           MARGIN            INCOME        BASIC        DILUTED
First quarter                                      $36,666          $14,944            $4,424        $0.95          $0.91
Second quarter                                      44,141           17,849             5,951         1.30           1.24
Third quarter                                       44,327           16,126             5,811         1.29           1.23
Fourth quarter                                      40,093           12,615             2,948         0.66           0.62
                                                  --------          -------           -------        -----          -----
Total                                             $165,227          $61,534           $19,134        $4.20          $4.00
                                                  ========          =======           =======        =====          =====

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9  SEGMENT INFORMATION

Financial information by segment for each of the three years in the period ended December 30, 2000, is summarized as follows:


                                                          UNITED STATES                 FOREIGN                   TOTAL
                                                          -------------             -----------            ------------
2000

Net sales                                                  $135,697,000             $19,503,000            $155,200,000
                                                           ------------             -----------            ------------
Operating income                                            $25,677,000              $1,240,000             $26,917,000
                                                           ------------             -----------            ------------
Depreciation and amortization                                $6,863,000              $1,622,000              $8,485,000
                                                           ------------             -----------            ------------
Capital expenditures                                        $12,302,000              $3,218,000             $15,520,000
                                                           ------------             -----------            ------------
Interest income (expense), net                                 $494,000                $(29,000)               $465,000
                                                           ------------             -----------            ------------
Income tax expense                                          $10,327,000                $399,000             $10,726,000
                                                           ------------             -----------            ------------
Net income (loss)                                           $16,633,000               $(206,000)            $16,427,000
                                                           ------------             -----------            ------------
Identifiable assets                                         $82,786,000             $13,388,000             $96,174,000
                                                           ------------             -----------            ------------

1999

Net sales                                                  $143,740,000             $21,487,000            $165,227,000
                                                           ------------             -----------            ------------
Operating income                                            $29,804,000              $1,822,000             $31,626,000
                                                           ------------             -----------            ------------
Depreciation and amortization                                $7,542,000              $1,599,000              $9,141,000
                                                           ------------             -----------            ------------
Capital expenditures                                         $5,523,000              $1,005,000              $6,528,000
                                                           ------------             -----------            ------------
Interest income (expense), net                                 $148,000                $(82,000)                $66,000
                                                           ------------             -----------            ------------
Income tax expense                                          $12,032,000                $483,000             $12,515,000
                                                           ------------             -----------            ------------
Net income                                                  $18,698,000                $436,000             $19,134,000
                                                           ------------             -----------            ------------
Identifiable assets                                         $72,233,000             $22,657,000             $94,890,000
                                                           ------------             -----------            ------------

1998

Net sales                                                  $134,762,000             $19,894,000            $154,656,000
                                                           ------------             -----------            ------------
Operating income                                            $28,216,000              $1,002,000             $29,218,000
                                                           ------------             -----------            ------------
Depreciation and amortization                                $7,627,000              $1,323,000              $8,950,000
                                                           ------------             -----------            ------------
Capital expenditures                                         $7,016,000              $2,034,000              $9,050,000
                                                           ------------             -----------            ------------
Interest income (expense), net                                $(205,000)                      -               $(205,000)
                                                           ------------             -----------            ------------
Income tax expense                                          $11,688,000                $107,000             $11,795,000
                                                           ------------             -----------            ------------
Net income                                                  $16,851,000                $192,000             $17,043,000
                                                           ------------             -----------            ------------
Identifiable assets                                         $72,661,000             $19,413,000             $92,074,000
                                                           ------------             -----------            ------------

The Company is managed in two geographic operating segments: United States and Foreign. Foreign operations are in the United Kingdom and India. Inter-segment transactions are accounted for on the same basis as sales to unaffiliated parties. Identifiable assets are those assets associated with a specific segment. There were no significant inter-segment sales. Substantially all sales were derived from plastic packaging products in 2000, 1999 and 1998.

                     INDEPENDENT AUDITORS' REPORT



TO THE STOCKHOLDERS AND DIRECTORS OF
LIQUI-BOX CORPORATION


We have audited the accompanying consolidated balance sheets of Liqui-Box Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Liqui-Box Corporation and subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Columbus, Ohio
March 7, 2001

OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS
SAMUEL B. DAVIS
Chairman, Chief Executive Officer
and Treasurer

SAMUEL N. DAVIS
Vice Chairman, Secretary

STEWART M. GRAVES
President, Chief Operating Officer



DIRECTORS

CARL J. ASCHINGER, JR.
Chairman and Chief Executive Officer,
The Columbus Showcase Company
Retail and Bakery Deli Showcase Manufacturer

CHARLES R. COATE
Vice President,
Wheeling National Bank

SAMUEL B. DAVIS
Chairman, Chief Executive Officer
and Treasurer,
Liqui-Box Corporation

SAMUEL N. DAVIS
Vice Chairman, Secretary,
Liqui-Box Corporation

RUSSELL M. GERTMENIAN, ESQ.
Partner,
Vorys, Sater, Seymour and Pease

JOHN TROSTHEIM
President,
ABB Industrial Systems Inc.

ROBERT L. ZEIG
Assistant General Counsel,
Battelle Memorial Institute



LIQUI-BOX LOCATIONS

WORLD HEADQUARTERS
Worthington, Ohio


MANUFACTURING FACILITIES
Allentown, Pennsylvania
Ashland, Ohio
Auburn, Massachusetts
Elkton, Maryland
Houston, Texas
Lake Wales, Florida
Ontario, California
Sacramento, California
Upper Sandusky, Ohio
Worthington, Ohio
Romiley, England
Pune-Maharashtra, India


CORPORATE INFORMATION

AUDITORS
Deloitte & Touche LLP, Columbus, Ohio

TRANSFER AGENT
Computershare Investor Services,
Cleveland, Ohio

FORM 10-K
The Annual Report to the Securities and Exchange
Commission on Form 10-K is available to
shareholders upon written request to the Chairman of the Corporation.

ANNUAL MEETING
The Annual Meeting of Shareholders will be at the Hilton Columbus (Easton), 3900 Chagrin Drive,
Columbus, Ohio on April 19, 2001 at 9:00 a.m.

STOCK TRADING
Liqui-Box is traded on the NASDAQ national market under the symbol LIQB.



"Liqui-Box", "Handi-Tap", "QC/D", "Alaskan Falls", "Inpaco" and "Pacesetter" are registered trademarks of Liqui-Box Corporation


                                                [LIQUI-BOX
                                             CORPORATION LOGO]

                               [LIQUI-BOX LOGO]

                             Liqui-Box Corporation
                          6950 Worthington-Galena Road
                            Worthington, Ohio 43085
                            http://www.liquibox.com